EXHIBIT 99.1

Execution Version

TECK METALS LTD.

as Vendor

and

TECK RESOURCES LIMITED
as Vendor Parent

and

1448935 B.C. LTD.

as Purchaser

and

GLENCORE PLC
as Guarantor

SHARE PURCHASE AGREEMENT

 NOVEMBER 13, 2023

( i )

( ii )

SCHEDULES

Schedule 2.4	Agreed Principles
Schedule 5.15	[REDACTED]
Schedule 5.16	Key Regulatory Approvals; Initial Undertakings
Schedule 5.19	Transition Services Agreement
Schedule 5.21	Sublease
Schedule 9.2(10)	Vendor Master Trust Steps

( iii )

SHARE PURCHASE AGREEMENT

Share Purchase Agreement dated as of November 13, 2023 between Teck Metals Ltd., a corporation existing under the Laws of Canada (the "Vendor"), Teck Resources Limited, a corporation existing under the Laws of Canada (the "Vendor Parent" and together with the Vendor, the "Vendor Parties"), 1448935 B.C. Ltd., a corporation existing under the Laws of British Columbia (the "Purchaser"), and Glencore PLC, a public limited company existing under the Laws of the Island of Jersey (the "Guarantor" and together with the Purchaser, the "Purchaser Parties").

RECITALS:

(a)	The Vendor Parent, through its Subsidiaries, is engaged in the Coal Business;
(b)	The Vendor is a wholly-owned Subsidiary of the Vendor Parent;
(c)	The Purchaser desires to purchase, and the Vendor Parties wish to sell, an interest in the Coal Business;
(d)	On the date of this Agreement:
(i)	NS Canadian Resources, Inc., a corporation existing under the Laws of the Province of British Columbia (it, or its applicable Affiliates, the "NSC Securityholder"), entered into a transaction agreement (the "NSC Securityholder Transaction Agreement") under which, among other things, the NSC Securityholder agreed to acquire partnership units ("EVR LP Units") of a limited partnership to be formed under the Laws of British Columbia ("EVR LP") and common shares ("EVR GP Shares") in the capital of 15516960 Canada Ltd., a corporation existing under the Laws of Canada ("EVR GP"), representing twenty (20.00%) percent of each of the outstanding EVR LP Units and outstanding EVR GP Shares, respectively, after giving effect to the Contribution Transactions, in consideration for, among other things, the NSC EMLP Interest; and
(ii)	POSCO Canada Limited, a corporation existing under the Laws of Canada (it, or its applicable Affiliates, the "POSCAN Securityholder"), has been granted the option to enter into a transaction agreement substantially in the form attached to the November 2023 POSCAN Process Letter (the "POSCAN Securityholder Transaction Agreement", together with the NSC Securityholder Transaction Agreement, the "Minority Transaction Agreements") under which, among other things, the POSCAN Securityholder will acquire EVR LP Units and EVR GP Shares representing three (3.0%) percent of the outstanding EVR LP Units and EVR GP Shares, respectively, after giving effect to the Contribution Transactions, in consideration for, among other things, the POSCAN EMLP Interest and the POSCAN GHO Interest;
(e)	In connection with the completion of the transactions contemplated by the Minority Transaction Agreements (the "Contribution Transactions", provided that, for the avoidance of doubt, the Contribution Transactions do not include the Pre-Closing Reorganization, and vice versa), and in any event prior to Closing if the Contribution Transactions are not completed, it is contemplated that the Vendor Parties shall complete the Pre-Closing Reorganization and the Vendor will contribute all of the EVR LP Units and EVR GP Shares held by it to Elk Valley Resources Ltd., a corporation existing under the Laws of Canada (the "Purchased Corporation"), in exchange for, among other things, common shares in the capital of the Purchased Corporation;

(f)	With effect from and assuming the completion of the Contribution Transactions: (i) the Vendor Parent or one of its Subsidiaries, the NSC Securityholder, the POSCAN Securityholder and EVR GP will have entered into an amended and restated limited partnership agreement (the "EVR LPA") in respect of EVR LP, substantially in the form attached to the NSC Securityholder Transaction Agreement as of the date hereof; (ii) the Vendor Parent or one of its Subsidiaries, the NSC Securityholder, the POSCAN Securityholder and EVR GP will have entered into an unanimous shareholders agreement (the "EVR GP USA") in respect of EVR GP, substantially in the form attached to the NSC Securityholder Transaction Agreement as of the date hereof; and (iii) the Vendor Parent and its applicable Subsidiaries, the NSC Securityholder, the POSCAN Securityholder and/or EVR LP, as applicable, will have entered into the Contribution Transactions Ancillary Agreements;
(g)	Immediately prior to Closing: (i) the Vendor will own all of the outstanding shares in the capital of the Purchased Corporation (the "Purchased Shares"); (ii) EVR LP will own, directly or indirectly, all of the Coal Business and the Coal Assets; and (iii) the Purchased Corporation will own such number of the outstanding EVR LP Units and EVR GP Shares as is equal to the Attributable Interest multiplied by the number of then-outstanding EVR LP Units and the then-outstanding EVR GP Shares, respectively; and
(h)	On the Closing Date, the Purchaser will purchase from the Vendor, and the Vendor will sell, transfer and assign to the Purchaser, the Purchased Shares, subject to the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the respective covenants and agreements of the Parties (as defined herein) hereinafter contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each Party), the Parties agree as follows:

Article 1
INTERPRETATION

Section 1.1	Defined Terms

As used in this Agreement, the following terms have the following meanings:

"Additional Undertakings" has the meaning specified in Section 5.16(5).

"Affiliate" means, with respect to any specified Person, any other Person that, at the time of determination, directly or indirectly through one or more intermediaries, Controls, is Controlled by or is under common Control with such specified Person.

"Affiliate Arrangements" has the meaning specified in Section 5.13(1).

"Agreed Principles" means the accounting principles, policies, methodologies and practices (with consistent classifications, judgments, valuation and estimation techniques), and rules for calculating Working Capital, Cash and Indebtedness (and the components thereof), set forth in Schedule 2.4. For greater certainty, under the Agreed Principles, there shall be no double counting of any amount when calculating Working Capital, Cash or Indebtedness of the Purchased Entities.

"Agreement" means this share purchase agreement.

"Allocation" has the meaning specified in Section 11.5(2).

"Allocation Pre-Closing Tax Amount" has the meaning specified in Section 11.2(5)(g).

"Anticorruption Laws" has the meaning specified in Section 3.1(p).

"Antitrust Law" means (a) the HSR Act, the Competition Act and all other applicable Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition; and (b) the European Union – Foreign Subsidies Regulation.

"Application Information Requirements" means the application requirements for an environmental assessment under the EAA, as set forth in a process order issued pursuant to section 19(2) of the EAA.

"Attributable Interest" means 77.00%, subject to any modification required in accordance with Schedule 5.15.

"Authorization" means, with respect to any Person, any order, permit, approval, consent, agreement, waiver, plan, licence, registration, determination, certificate or authorization of, with, from or issued or delivered by any Governmental Entity and required to be held by such Person under applicable Law.

"Base Purchase Price" means, subject to Schedule 5.15, US$6,930,000,000.00.

"Benefits Insurer" means an insurance company (licensed to carry on a life insurance business in Canada).

"Burdensome Condition" [REDACTED]

"Business Day" means any day of the year, other than a Saturday, Sunday or any day on which commercial banks are closed for business in Vancouver, British Columbia or New York, New York or Zurich, Switzerland.

"Business Plan" means the business plan for the Coal Business attached to Section 5.1 of the Disclosure Letter as it may be modified from time to time by the Vendor in accordance with Section 5.1(7).

"Canadian Business" means the business resulting from the pro forma combination of the Coal Business (excluding, for the avoidance of doubt, the Excluded Assets and Excluded Liabilities) and the Purchaser Parties' direct and indirect businesses and assets located in Canada as of the date of the Agreement.

"Captive Buyout" has the meaning specified in Section 9.2(3).

"Captive Reserves" has the meaning specified in Section 9.2(3).

"Cash" means, with respect to any Person at any time and without duplication, all cash and cash equivalents (including any short-term investments, checks or similar instrument, marketable securities and certificates of deposit) held by or on behalf of such Person, as calculated in accordance with the Agreed Principles.

"Closing" means the closing of the transactions contemplated by this Agreement.

"Closing Cash" means, subject to Schedule 5.15, the sum of:

(a)	the aggregate amount of Cash of the Purchased Corporation as of the Closing, less cheques issued by the Purchased Corporation that have not cleared as of the Closing; plus
(b)	(i) the aggregate amount of Cash of the Purchased Entities, other than the Purchased Corporation, being 100% of all Cash held by such Purchased Entities, as of the Closing less cheques issued by such Purchased Entities that have not cleared as of the Closing, multiplied by (ii) the Attributable Interest, in each case, without double counting and excluding any amounts otherwise included in the calculation of Closing Working Capital, all as calculated in accordance with the Agreed Principles and set out in the Final Purchase Price Statement.

"Closing Date" means (a) the date that is five (5) Business Days following the day on which all of the conditions of Closing set out in Article 6 (other than the condition in Section 6.1(f) and those conditions that by their nature can only be satisfied at Closing, but subject to the satisfaction or waiver of all such conditions at Closing), have been satisfied or, to the extent permitted by Law, waived by the applicable Party or Parties; or (b) such earlier or later date as the Parties may agree in writing.

"Closing Indebtedness" means, subject to Schedule 5.15, the sum of:

(a)	the aggregate amount of Indebtedness of the Purchased Corporation as of the Closing; plus
(b)	(i) the aggregate amount of Indebtedness of the Purchased Entities, other than the Purchased Corporation, being 100% of all Indebtedness that are obligations of such Purchased Entities, as of the Closing, multiplied by (ii) the Attributable Interest, in each case, without double counting and excluding any amounts otherwise included in the calculation of Closing Working Capital, all as calculated in accordance with the Agreed

Principles and set out in the Final Purchase Price Statement. For greater certainty, (i) the outstanding balance of all Fallback Acquisition Loans (including principal and all accrued and unpaid interest) as of the Closing Date shall be included in the calculation of Closing Indebtedness, and (ii) the outstanding balance of the Shareholder Loan (including principal and all accrued and unpaid interest) and the outstanding balance of the Distribution Loans (including principal and all accrued and unpaid interest), in each case as of the Closing Date, shall not be considered to be Indebtedness and shall not be included in the calculation of Closing Indebtedness.

"Closing Time" has the meaning specified in Section 7.1.

"Closing Working Capital" means, subject to Schedule 2.4, the sum of:

(a)	(i) Working Capital as at 11:59 p.m. on the day prior to the Closing Date (excluding Working Capital of the Purchased Corporation), multiplied by (ii) the Attributable Interest; plus
(b)	Working Capital as at 11:59 p.m. on the day prior to the Closing Date of the Purchased Corporation,

in each case without double counting, all as calculated in accordance with the Agreed Principles and as set out in the Final Purchase Price Statement. For greater certainty, the outstanding balance of the Shareholder Loan (including principal and all accrued and unpaid interest) and the outstanding balance of the Distribution Loans (including principal and all accrued and unpaid interest) shall not be included in the calculation of Closing Working Capital.

"Coal Assets" means (a) all of the assets, properties, claims and rights of every kind owned or held for use by the Purchased Entities, but in each case excluding the Excluded Assets, and (b) all of the assets, properties, claims and rights owned or held for use by the Vendor Parent and its Subsidiaries (other than the Purchased Entities) listed in Section 1.1 – Coal Assets of the Disclosure Letter.

"Coal Authorization Amendments" means such additional Authorizations or amendments to existing Coal Authorizations that may be required by Law in connection with: (a) the operation of the Coal Business as currently proposed to be conducted; or (b) the ownership, operation, reclamation or use of the Coal Assets as currently proposed to be used but, for greater certainty, in each case excluding any Coal Authorizations.

"Coal Authorizations" means any Authorization that is required by Law in connection with: (a) the operation of the Coal Business as currently conducted; or (b) the ownership, operation, reclamation or use of the Coal Assets as currently used.

"Coal Business" means the business, operations and activities (whether or not such businesses, operations or activities are or have been terminated, discontinued or paused) of the Vendor Parent and its Subsidiaries (including the Purchased Entities) related to owning, developing, operating, reclaiming, transporting, storing, transloading and/or selling coal produced from mines in Canada, including the Elkview, the Greenhills, the Fording River and the Line Creek operating mines, and the Coal Mountain, Bullmoose and Cardinal River mines on care and maintenance, but excluding the Excluded Assets and the Excluded Liabilities.

"Coal Business Books and Records" means all books, files, documents, data, maps, forecasts, plans and other records or other similar information, in whatever format and whether active or inactive, to the extent related to, or held for use in connection with, the Coal Business, the Coal Assets and/or the Coal Liabilities, held by or on behalf of the Vendor Parent or any of its Subsidiaries (including the Purchased Entities).

"Coal Contracts" means, other than Contracts relating to Employee Plans, (a) any Contract (or portion thereof) to which any Purchased Entity is party, but excluding any such Contract that is an Excluded Asset, and (b) any Contract (or portion thereof) to which the Vendor Parent or any of its Subsidiaries (other than the Purchased Entities) is party listed in Section 1.1 – Coal Contracts of the Disclosure Letter, which Coal Contracts, for greater certainty, will be assigned to, or otherwise allocated to, the Purchased Entities pursuant to this Agreement, including the Pre-Closing Reorganization.

"Coal Employee Plans" means each Employee Plan that is solely sponsored and maintained by any of the Purchased Entities. For greater certainty, no Vendor Employee Plan is a Coal Employee Plan.

"Coal Employees" means (a) all of the employees, whether salaried, hourly or otherwise, including those on any temporary layoff, leave of absence or sick leave at such time employed by TCL or any other Purchased Entity in connection with the Coal Business from time to time and (b) the Transferred Employees.

"Coal Liabilities" means (a) any and all Liabilities (including Environmental Liabilities) of the Purchased Entities, but excluding the Excluded Liabilities and (b) those Liabilities of the Vendor Parent and its Subsidiaries (other than the Purchased Entities) related to the Coal Business listed in Section 1.1 – Coal Liabilities of the Disclosure Letter, which Coal Liabilities, for greater certainty, will be assumed by, or otherwise allocated to, the Purchased Entities pursuant to this Agreement, including the Pre-Closing Reorganization.

"Coal Master Trust" means a unitized pooled fund master trust to be formed by TCL prior to the Closing Date, as amended from time to time.

"Coal Material Contracts" means any Coal Contract: (a) that if terminated or modified or if it ceased to be in effect, would have a Material Adverse Effect; (b) that is a Contract (i) of Indebtedness or for the deferred purchase price for property, in each case for an aggregate outstanding principal amount in excess of US$100 million, or (ii) under which the Vendor Parent or any of its Subsidiaries is obligated to make or expects to receive payments in excess of US$100 million on a fiscal year basis or US$300 million in aggregate during the remaining term of the Contract, other than Contracts for the sale of coal inventory in the Ordinary Course (which for the avoidance of doubt, are not Material Offtake Arrangements or Material Marketing Arrangements); (c) that is in respect of a hedging, swap or similar financial arrangement in relation (i) to the coal price; or (ii) any other risk associated with financial assets or inputs (or series of related hedging, swap or similar financial arrangements) with a value (or aggregate value if applicable) in excess of US$100 million valued at the termination value thereof; (d) that is a non-competition or non-solicitation agreement or that contains similar restrictive covenants, which (i) limits in any material respect the localities in which the Coal Business (or the operations of a material Coal Asset) is conducted, (ii) limits the lines of business that may be conducted by the Purchased Entities (or the operations of a Coal Asset) in any material respect or (iii) restricts any acquisition or disposition of any material property by the Purchased Entities in any material respect; (e) providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds US$250 million, other than Contracts for the sale of coal inventory in the Ordinary Course (which for the avoidance of doubt, are not Material Offtake Arrangements or Material Marketing Arrangements); (f) that is an Impact Benefit Agreement; (g) that is (i) a terminal services agreement in respect of a port located on the west coast of Canada, (ii) a contract of affreightment with a remaining term of greater than twelve (12) months or (iii) a confidential transportation Contract for the transportation of coal by rail with a remaining term of greater than twelve (12) months (collectively the "Material Transportation Agreements"); (h) that is a partnership agreement, joint venture agreement, shareholders' agreement, alliance agreement or other similar agreement relating to a partnership, joint venture, shared ownership of a corporation or similar joint or shared ownership of an asset or a Person; (i) that is an offtake or purchase arrangement in respect of coal with a term of greater than twelve (12) months (a "Material Offtake Arrangement"); or (j) that is a marketing arrangement for coal (excluding the arrangement referenced in Section 1.1 – Coal Material Contracts of the Disclosure Letter) (a "Material Marketing Arrangement").

"Coal Mining Interests" means (a) all Mining Rights of the Purchased Entities, but excluding any such Mining Rights that are Excluded Assets, and (b) all Mining Rights of the Vendor Parent or any of its Subsidiaries (other than the Purchased Entities) listed in Section 1.1 – Coal Mining Interests of the Disclosure Letter, but in each case excluding Coal Authorizations and Coal Authorization Amendments.

"Coal Mining Lands" means (a) all interests and rights in real and immoveable property interests, including property rights, fee lands, possession rights, licenses, leases, rights of way, rights to use, surface rights or easements of the Purchased Entities that are not Coal Mining Interests, but excluding any such interests and rights that are Excluded Assets, and (b) all interests and rights in real and immoveable property interests, including property rights, fee lands, possession rights, licenses, leases, rights of way, rights to use, surface rights or easements of the Vendor Parent or any of its Subsidiaries (other than the Purchased Entities) listed in Section 1.1 – Coal Mining Lands of the Disclosure Letter, but in each case excluding Coal Authorizations and Coal Authorization Amendments.

"Coal Mirror Benefit Plan" has the meaning specified in Section 9.2(2).

"Coal Pension Plans" means the Pension Plan for Administrative Employees of Teck Coal Limited (British Columbia Financial Services Authority registration number 85956-1), the Pension Plan for Line Creek Hourly Employees of Teck Coal Limited (British Columbia Financial Services Authority registration number 85662-1) and the Teck Coal Limited Pension Plan for Union Employees (British Columbia Financial Services Authority registration number 85955-1).

"Coal Subsidiaries" means, collectively, each of the entities listed in Section 1.1 – Coal Subsidiaries of the Disclosure Letter, and a "Coal Subsidiary" means any one of them, as applicable.

"Collective Bargaining Agreement" means the collective bargaining agreements as between any of the Purchased Entities, on one hand, and a labour union, trade union, labour organization, employee association or similar employee representative, that governs the terms and conditions of employment of Coal Employees, on the other hand.

"Combined Litigation" has the meaning specified in Section 11.5(1).

"Competition Act" means the Competition Act (Canada).

"Confidentiality Agreement" has the meaning specified in Section 5.3.

"Continuing Employee" has the meaning specified in Section 9.1(3).

"Contract" means a written agreement, contract, lease, sublease, hypothec, mortgage or commitment.

"Contribution Documents" means, collectively, the NSC Minority Transaction Agreement, the POSCAN Minority Transaction Agreement (if applicable), the EVR LPA, the EVR GP USA and the Contribution Transactions Ancillary Agreements.

"Contribution Transactions" has the meaning specified in the recitals.

"Contribution Transactions Ancillary Agreements" means, collectively: (a) the Separation Agreement; (b) the Shareholder Loan Agreement; (c) the MMSA; (d) the Offtake Rights Agreement to be entered into between EVR LP, TCL and the NSC Securityholder, substantially in the form attached to the NSC Securityholder Transaction Agreement; (e) the Contribution Transactions TSA; (f) if applicable, the letter agreement dated on or about the date of the POSCAN Securityholder Transaction Agreement between the Purchased Corporation and the POSCAN Securityholder, substantially in the form attached to the November 2023 POSCAN Process Letter; and (g) the letter agreement dated on or about the date hereof between EVR GP, the Purchased Corporation and the NSC Securityholder.

"Contribution Transactions Closing Date" means the date of closing of the Contribution Transactions (or a Contribution Transaction, if applicable).

"Contribution Transactions TSA" means the Transition Services Agreement to be entered into between the Vendor Parent and EVR LP, substantially in the form attached as Exhibit A to Schedule  5.19.

"Control" means, with respect to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. The terms "Controlled," "Controlled by," "under common Control with" and "Controlling" shall have correlative meanings.

"COVID-19 Measures" means any quarantine, "shelter in place", "stay at home", workforce reduction, social distancing, shut down, closure, sequester, travel restrictions or any other Law, or any other similar directives, guidelines or recommendations issued by any Governmental Entity in response to the COVID-19 pandemic or any other pandemic, epidemic or public health requirement or recommendation.

"Damages" means any Liability, of whatever nature or kind, whether resulting from a Legal Proceeding that is instituted or asserted by a third party, including a Governmental Entity, or a cause, matter, thing, act, omission or state of facts not involving a third party.

"Deductible" has the meaning specified in Section 10.2(5)(b).

"Departed Partner" has the meaning specified in Section 11.2(5)(a)(iii).

"Direct Claim" means any cause, matter, thing, act, omission or state of facts not involving a Third Party Claim which entitles an Indemnified Party to make a claim for indemnification under this Agreement.

"Disclosing Party" has the meaning specified in the definition of "Transferred Information".

"Disclosure Letter" means the disclosure letter dated the date of this Agreement and delivered by the Vendor Parties to, and accepted by, the Purchaser Parties with this Agreement.

"Distribution Loans" means the unsecured loans owing by EVR LP in favour of its limited partners (pro rata relative to their respective partnership interests) and created pursuant to the Pre-Closing Reorganization (as applicable).

"Dispute" has the meaning specified in Section 11.6(3).

"Draft Purchase Price Statement" has the meaning specified in Section 2.4(1).

"EAA" means the Environmental Assessment Act, S.B.C. 2018, c. 51.

"Elk Valley Water Quality Plan" means the area based management plan prepared by TCL pursuant to Ministerial Order No. M113 and approved by the minister on November 18, 2014.

"EMLP" means Elkview Mining Limited Partnership, a limited partnership existing under the Laws of the Province of Alberta.

"EMLP LPA" has the meaning given to it in Section 3.1(h) of the Disclosure Letter.

"Employee Plans" means each deferred compensation plan, registered or non-registered pension plan, supplemental pension, savings plan, incentive compensation plan, commission plan or arrangement, equity or equity-based plan, retention plan or agreement, unemployment compensation plan, vacation pay, change in control, transaction incentive, profit share, bonus or benefit arrangement, disability, insurance or hospitalization program, dental, extended health, flexible benefit plan, cafeteria plan, dependent care plan or any fringe benefit arrangements, and any similar plans, programmes or arrangements, whether pursuant to Contract, arrangement, policy, program, standard, procedure, guideline, custom or informal understanding, in each case for the benefit of any Coal Employee or Former Coal Employee, that is sponsored, maintained, contributed to or required to be contributed to by the Vendor Parent or any of its Subsidiaries (including any Purchased Entity), whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered, other than any statutory plans administered by a Governmental Entity.

"Environmental Authorizations" means all Authorizations under any Environmental Laws.

"Environmental Laws" means all applicable Laws and agreements with Governmental Entities and all other statutory requirements relating to public health or the protection of the environment and all Authorizations issued pursuant to such Laws, agreements or statutory requirements.

"Environmental Liabilities" means all past, present and future environmental Liabilities, including Liabilities in respect of the storage, use, holding, collection, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling, transportation, or Release of Hazardous Substances, Liabilities in respect of remediation, restoration or reclamation obligations, and non-compliance with, violation of or Liability under Environmental Laws and/or Environmental Authorizations.

"Estimated Cash" means the Vendor Parties' good faith estimate of the Closing Cash as set out in the Estimated Purchase Price Statement.

"Estimated Indebtedness" means the Vendor Parties' good faith estimate of the Closing Indebtedness as set out in the Estimated Purchase Price Statement.

"Estimated Purchase Price" means, subject to Schedule 5.15, the sum of:

(a)	the sum of:
(i)	the Base Purchase Price minus the product of (A) the estimated outstanding balance of the Shareholder Loan (including principal and all accrued but unpaid interest) as of the Closing Date multiplied by (B) the Attributable Interest; plus
(ii)	the estimated outstanding balance of the Shareholder Loan (including principal and all accrued but unpaid interest) as of the Closing Date; minus
(iii)	the Shareholder Loan Minority Discount; plus
(b)	the amount, if any, by which the Estimated Working Capital is greater than the Target Working Capital; minus
(c)	the amount, if any, by which the Target Working Capital is greater than the Estimated Working Capital; plus
(d)	the aggregate amount of the Estimated Cash; minus
(e)	the aggregate amount of the Estimated Indebtedness; plus
(f)	the Estimated Surplus Payment,

all as set out in the Estimated Purchase Price Statement.

"Estimated Purchase Price Statement" has the meaning specified in Section 2.3(1).

"Estimated Surplus Payment" means (a) an amount equal to the Vendor Parties' good faith estimate of the Pension Surplus as of the last day of the Vendor Parent's most recently completed fiscal quarter prior to the Closing in respect of which the Vendor Parent has filed financial statements in its Public Filings, multiplied by (b) the Attributable Interest.

"Estimated Working Capital" means the Vendor Parties' good faith estimate of the Closing Working Capital as set out in the Estimated Purchase Price Statement.

"EVR GP" has the meaning specified in the recitals.

"EVR GP Shares" has the meaning specified in the recitals.

"EVR GP USA" has the meaning specified in the recitals.

"EVR LP" has the meaning specified in the recitals.

"EVR LP Units" has the meaning specified in the recitals.

"EVR LPA" has the meaning specified in the recitals.

"Excluded Assets" means the assets, properties, claims and rights listed in Section 1.1 – Excluded Assets of the Disclosure Letter, which Excluded Assets, for greater certainty, shall be transferred, or otherwise allocated to, or retained by, the Vendor Parent and its Subsidiaries (other than any of the Purchased Entities) pursuant to this Agreement, including the Pre-Closing Reorganization.

"Excluded Employee" has the meaning specified in Section 9.1(1)(a).

"Excluded Liabilities" means all Liabilities listed in Section 1.1 – Excluded Liabilities of the Disclosure Letter, which Excluded Liabilities, for greater certainty, shall be assumed by, or otherwise allocated to, or retained by, the Vendor Parent and its Subsidiaries (other than any of the Purchased Entities) pursuant to this Agreement, including the Pre-Closing Reorganization.

"Execution Taxation Year" has the meaning specified in Section 11.2(2)(a).

"Fairly Disclosed" means disclosed in sufficient detail so as to enable a prospective purchaser (acting with the degree of skill, diligence and prudence that would reasonably be expected from an experienced Person familiar with the applicable subject matter of the applicable disclosure and experienced in the mining industry) to make a reasonable assessment of the impact or potential impact of the matter in question.

"Final Purchase Price Statement" has the meaning specified in Section 2.4(6) or Section 2.4(7), as applicable.

"Financial Statements" means the unaudited Condensed Combined Carve-Out Financial Statements of the Coal Business for the fiscal years ending December 31, 2022 and 2021.

"Fording" means Fording Partnership, a limited partnership existing under the Laws of the Province of Alberta.

"Former Coal Employee" means each individual (other than a Vendor Employee) who, as of immediately prior to the Closing Date, is a former employee that was last actively employed in connection with the Coal Business.

"GHO JVA" has the meaning given to it in Section 1.1(3) of the Disclosure Letter.

"Governmental Entity" means: (a) any governmental or public department, central bank, court, minister, governor-in-counsel, cabinet, commission, tribunal, board, bureau, agency, commissioner or instrumentality or executive, judicial or administrative body that has jurisdiction under Law in the relevant circumstances, whether international, multinational, transnational, national, federal, provincial, state, municipal, local, or other; (b) any subdivision or authority of any of the above; (c) any stock exchange or securities regulatory authority; and (d) any quasi-governmental or other body exercising any regulatory, licensing, expropriation or taxing authority under or for the account of any of the above.

"Group Policies" means all insurance Contracts and policies of the Vendor Parent or its Subsidiaries (other than the Purchased Entities), excluding Vendor Employee Plans.

"Guarantor" has the meaning specified in the recitals.

"Guarantor Confidential Information" has the meaning specified in Section 5.4(1)(b).

"Hazardous Substance" means any element, waste, material or other substance, whether natural or artificial and whether consisting of gas, liquid, solid or vapour that is prohibited, controlled, regulated, or is otherwise listed, defined, judicially interpreted, designated or classified as dangerous, deleterious, hazardous, radioactive, explosive or toxic or a pollutant, contamination, an effluent or a refuse under or pursuant to any applicable Environmental Laws, and specifically including petroleum and all derivatives thereof or synthetic substitutes therefor and asbestos or asbestos containing materials or any substance which is, or is deemed, under Environmental Laws to be deleterious to natural resources or worker or public health and safety or having an adverse effect upon the environment or human life or health.

"HSEC Reports" means a monthly summary report containing: (a) a report on progress made by the Purchased Entities in respect of ongoing matters related to Key Permitting Documents during such month; (b) a report on water treatment performance and water modelling results in respect of the material Coal Assets for such month; and (c) a summary of the health, safety, environmental and community excerpts from the Monthly Operating Report in respect of the Coal Business for such month.

"HSR Act" means the United States Hart-Scott Rodino Antitrust Improvements Act of 1976.

"ICA" means the Investment Canada Act (Canada).

"ICA Approval" means, in respect of the transactions contemplated by this Agreement, that: (a) the Purchaser shall have received written evidence from the responsible Minister under the ICA that the Minister is satisfied or is deemed to be satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada pursuant to the ICA; and (b) there shall be neither an Order prohibiting Closing nor an Order imposing terms and conditions under Part IV.1 of the ICA that would result in a Burdensome Condition.

"IFRS" means International Financial Reporting Standards issued by the International Accounting Standards Board, as applicable to entities that are publicly accountable in Canada, in effect from time to time.

"Impact Benefit Agreement" means an impact benefit agreement or similar Contract with any Indigenous Group entered into by the Vendor Parent or any of its Subsidiaries (including the Purchased Entities) in respect of the Coal Business, excluding, for greater certainty, arrangements with Indigenous Groups for the supply by Indigenous Groups of goods or services entered into in the Ordinary Course.

"Indebtedness" of any Person means, at any time and without duplication: (a) the outstanding principal amount of, and accrued and unpaid interest, premiums, penalties and other fees and expenses owing on, indebtedness for borrowed money owing by such Person, including indebtedness for borrowed money evidenced by notes, debentures, bonds or other similar instruments; (b) obligations under hedging, swaps or similar financial arrangements (valued at the termination value thereof); and (c) all obligations for the deferred purchase price of goods and services (including any earn-out obligations but excluding current obligations or liabilities incurred in the Ordinary Course), but excluding for greater certainty any Liabilities under any Employee Plans or leases and excluding the principal amount of, and any accrued and unpaid interest on, the Shareholder Loan and the Distribution Loans.

"Indemnified Party" means the Purchaser Indemnified Parties or the Vendor Indemnified Parties, as applicable.

"Indemnifying Party" means a Party against which a claim may be made for indemnification under this Agreement, including pursuant to Section 5.9, Section 5.16(1), Article 10, Section 11.3, Section 11.5 and Section 13.5.

"Independent Accounting Firm" has the meaning specified in Section 2.4(4).

"Indigenous Group" means any first nations, indigenous or aboriginal persons, tribe or Indian band, including Métis communities, but for greater certainty does not include any commercial enterprise owned by an Indigenous Group or Persons related to, or members of, an Indigenous Group.

"Initial Undertakings" has the meaning specified in Section 5.16(5).

"Insurable Claims" has the meaning specified in Section 11.3(1).

"Intellectual Property Rights" means: (a) any and all worldwide proprietary rights provided under (i) patent Law, (ii) copyright Law, (iii) design patent or industrial design Law, (iv) semi-conductor chip or mask work Law, or (v) any other applicable statutory provision or common law principle, including trade secret Law, that may provide a right in ideas, formulae, algorithms, concepts, inventions, works, or know-how, or the expression or use thereof, and including all past, present, and future causes of action, rights of recovery, and claims for damage, accounting for profits, royalties, or other relief relating, referring, or pertaining to any of the foregoing, and (b) any and all applications, registrations, licenses, sublicenses, agreements, or any other evidence of a right in any of the foregoing.

"Interim Balance Sheet Date" means September 30, 2023.

"Interim Financial Statements" means the unaudited Condensed Interim Combined Carve-Out Financial Statements of the Coal Business for the three and nine months ended September 30, 2023.

"Interim Period" means the period between the close of business on the date of this Agreement and the Closing.

"Key Coal Employees" means such individuals as are set out in the letter dated the date of this Agreement and delivered by the Purchaser Parties to, and accepted by, the Vendor Parties with this Agreement.

"Key Permitting Documents" means all material written reports, applications, project descriptions, submissions, information requests and responses sent by the Vendor Parent or any of its Subsidiaries (including the Purchased Entities) to, or received by the Vendor Parent or any of its Subsidiaries (including the Purchased Entities) from (a) any Governmental Entity, or (b) any Indigenous Group, that, in either the case of (a) or (b), relate to an application for a material Coal Authorization, material Coal Authorization Amendment or material Authorization in respect of the Fording River extension project required for (i) the extension of the mine life or production of any of the material Coal Assets; (ii) the construction or operation of water treatment facilities of the Coal Business; or (iii) for the construction or operation of coarse coal rejects storage, waste spoils and/or coal tailings facilities.

"Key Regulatory Approvals" means the ICA Approval and the regulatory approvals under Antitrust Laws listed in Schedule 5.16.

"Laws" means any and all applicable (a) laws, constitutions, treaties, statutes, codes, ordinances, standards, decrees, rules, regulations, or by-laws enacted, adopted or made by any legislature or Governmental Entity, (b) Orders of any Governmental Entity and (c) policies, guidelines, notices and protocols, to the extent that they have the force of law, and "Law" means any applicable Law.

"Legal Proceeding" means any (a) litigation, action, suit, arbitration or proceeding by or before a court or tribunal and (b) dispute, audit, claim, charge, demand or arbitration by or before a Governmental Entity, and, in the case of both (a) and (b) includes any appeal or application for review.

"Liabilities" means any and all claims, causes of action, actions, demands, debts, fines, damages, equitable relief, guarantees, assurances, commitments, liabilities, responsibilities, remediation costs, deficiencies, damages, fines, penalties, settlements, sanctions, injunctions, costs, expenses (including legal fees and expenses), fees, interest, Taxes, and obligations of any nature or kind, whether accrued or fixed, absolute or contingent, matured or unmatured, accrued or not accrued, asserted or unasserted, liquidated or unliquidated, foreseen or unforeseen, known or unknown, reserved or unreserved, or determined or determinable, including those arising under any Law, or pursuant to any Order of any Governmental Entity, and those arising under any Contract, in each case, including all costs and expenses relating thereto.

"Lien" means any mortgage, charge, pledge, hypothec, security interest, assignment, royalty, lien (statutory or otherwise), easement, title retention agreement or arrangement, conditional sale, deemed or statutory trust, pre-emptive right, restrictive covenant or other encumbrance of any nature which, in substance, secures payment or performance of an obligation.

"Material Adverse Effect" means any change, event, occurrence, effect or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets or financial condition of the Coal Business (excluding, for the avoidance of doubt, the Excluded Assets and Excluded Liabilities) taken as a whole, excluding any change, event, occurrence, effect or circumstance resulting from or arising in connection with: (a) the negotiation, execution or announcement of this Agreement, the actions required or authorized hereby, or any public disclosure relating to the foregoing, including the initiation of litigation by any Person with respect to this Agreement and any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, partners or employees of the Vendor Parties or any of the Purchased Entities due to the negotiation, execution or announcement of this Agreement, the actions required or authorized hereby, or any public disclosure relating to the foregoing; (b) the consummation of the transactions contemplated hereby or any facts or circumstances relating to any Purchaser Party or any action taken by or at the direction of any Purchaser Party, including any commitments or undertakings given by any Purchaser Party in connection with the ICA Approval or Antitrust Laws; (c) any action taken by or at the direction of any Purchaser Party, including any commitments or undertakings given by any Purchaser Party in connection with the ICA Approval or Antitrust Laws; (d) compliance with the terms and conditions of this Agreement by the Vendor Parties or any act or failure to act consented to or requested by any Purchaser Party, provided that this clause (d) shall not apply with respect to the representations and warranties set out in Section 3.1(a), Section 3.1(b), Section 3.1(c), Section 3.1(d), Section 3.1(e), Section 3.1(f), or Section 3.1(k), in so far as they relate to the consequences resulting from the execution and delivery of this Agreement or the consummation of the transactions contemplated by this Agreement or the performance of obligations under this Agreement; (e) conditions or effects that generally affect the markets or industry in which the Coal Business operates; (f) general economic, business, social or political conditions affecting Canada, the Province of British Columbia or elsewhere in the world; (g) changes in commodity prices (including changes in the price of metallurgical coal), credit, debt, financial or capital markets or changes in interest or exchange rates, in each case, in Canada or elsewhere in the world; (h) global, national or regional political, geopolitical, social or regulatory conditions, including armed hostilities, any national emergency or acts of war (whether or not declared), sabotage, terrorism, military actions or civil unrest, public demonstrations or any escalation or worsening of any of the foregoing; (i) changes or proposed changes in Laws or IFRS or changes or proposed changes in the interpretation of any of the foregoing; (j) any natural or manmade disaster or calamities or weather conditions, including earthquakes, hurricanes, floods, tornados, tsunamis, forest fires, wildfires, mudslides or other "acts of God" or any escalation or worsening of any of the foregoing; (k) any epidemic, pandemic, disease or outbreaks of illness (including the COVID-19 pandemic), including the worsening thereof; (l) any failure to meet internal or published projections, forecasts or estimates (it being understood that the causes underlying such failure that are not otherwise excluded from the definition of "Material Adverse Effect" may be taken into account in determining whether a Material Adverse Effect has occurred); (m) any matter that has been Fairly Disclosed prior to the VDR Disclosure Cut-Off Date in the virtual data room made available by the Vendor Parent through Intralinks; or (n) any matter that has been Fairly Disclosed in the Public Filings prior to the date of this Agreement; except in the cases of clauses (e) through (k), to the extent such change, event, occurrence, effect or circumstance has a materially disproportionate adverse effect on the Coal Business taken as a whole, as compared to similar businesses operating in the markets or industry in which the Coal Business operates.

"Material Marketing Arrangement" has the meaning specified in the definition of "Coal Material Contract".

"Material Offtake Arrangement" has the meaning specified in the definition of "Coal Material Contract".

"Material Transportation Agreements" has the meaning specified in the definition of "Coal Material Contract".

"Minimum Claim Threshold" has the meaning specified in Section 10.2(5)(a).

"Mining Rights" means any coal licenses, coal leases, freehold coal rights, fee simple coal rights, Crown-granted mineral claims (including those related to coal), mining claims, mining leases, mineral claims, mineral lands, mining concessions, mineral concessions, exploration permits or licenses, mining licenses, forms of mineral tenure or other rights to coal or minerals, or to access and work upon lands, such as ownership and ancillary rights, surface rights, leasing agreements, lands temporal occupation agreements or otherwise, for the purpose of exploring, exploiting or benefiting coal or minerals, under the terms of applicable Laws, whether contractual, statutory or otherwise, or any interest therein whether now owned or hereafter acquired, and includes any amendments, relocations, adjustments, resurvey, additional locations, consolidation, demise to lease, derived rights or conversions of, or any renewal, replacement, amendment or other modification or extensions of any of the foregoing.

"Minority Transaction Agreements" has the meaning specified in the recitals.

"MMSA" means the Management and Marketing Services Agreement to be entered into between the Purchased Corporation and EVR GP, substantially in the form attached to the NSC Securityholder Transaction Agreement.

"Money Laundering Laws" has the meaning specified in Section 3.1(q).

"Neptune Shareholders Agreement" means the amended and reconstituted shareholders' agreement dated January 1, 1997 and entered into among Luscar Ltd., Consol of Canada Inc., Smoky River Coal Limited, CANPOTEX Bulk Terminals Limited, Kapt-Al Grain & Storage Ltd., Westcan Shipping Ltd., Viridian Inc., CanAmera Foods and Neptune Terminals, as amended by the agreements and other instruments described in Section 3.1(gg)(iii) of the Disclosure Letter.

"Neptune Terminals" means Neptune Bulk Terminals (Canada) Ltd., a corporation existing under the Laws of the Province of British Columbia.

"New Guarantor" has the meaning specified in Section 13.9(4).

"Non-Compliance" has the meaning specified in Section 5.1(3)(f).

"Notice" has the meaning specified in Section 13.1.

"Notional Fiscal Period" has the meaning specified in Section 11.2(5)(a)(i).

"November 2023 POSCAN Process Letter" has the meaning given to it in Section 5.1(2)(iii) of the Disclosure Letter.

"NSC EMLP Interest" means the NSC Securityholder's (or its assignee's) limited partnership interest in EMLP.

"NSC Securityholder" has the meaning specified in the recitals.

"NSC Securityholder Transaction Agreement" has the meaning specified in the recitals.

"Occupational Health and Safety Laws" means any applicable Law relating to occupational health or safety.

"Order" means any writ, judgement, injunction, decree, determination, award, requirement, sanction, penalty or order of any Governmental Entity (whether preliminary or final).

"Ordinary Course" means, with respect to an action taken by the Vendor Parent or its Subsidiaries, that such action is taken in the ordinary course of the normal day-to-day operations of the Coal Business and consistent with past practices.

"Organizational Documents" means, with respect to an entity, such entity's (a) certificate of incorporation, articles of incorporation, certificate of formation, articles, or similar document, (b) bylaws, partnership agreement or similar document and (c) shareholder agreements, joint venture agreements, or other similar arrangements (however named) that involve an express sharing of profits, losses, costs or liabilities, in each case as applicable.

"Outside Date" means (a) November 13, 2024, provided that (i) either the Vendor or the Purchaser shall have the right to extend the Outside Date on one or more occasions for up to an additional one hundred and twenty (120) days combined total for both Parties if all of the Key Regulatory Approvals have not been obtained, and none of the Key Regulatory Approvals have been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other Parties to such effect no later than 5:00 p.m. on the date that is not less than five (5) days prior to the Outside Date, provided that (ii) notwithstanding clause (i), a Party shall not be permitted to extend the Outside Date pursuant to clause (i) if the failure to obtain the Key Regulatory Approvals by the Outside Date is primarily the result of such Party's (or, in the case of the Purchaser, the Guarantor's, and in the case of the Vendor, the Vendor Parent's) failure to comply with its covenants pursuant to this Agreement, or (b) such earlier or later date as the Parties may agree in writing. For greater certainty, (A) references herein to "Outside Date" shall mean the Outside Date, as the same may be extended pursuant to this definition; and (B) the aggregate extension period for the Outside Date for the Vendor and the Purchaser, when combined, shall not exceed one hundred and twenty (120) days from November 13, 2024.

"Overhead and Shared Services" means ancillary corporate or shared services provided by a Person to or in support of another Person or such other Person's business and affairs that are general corporate or other overhead services, including any such services, if applicable, consisting of access to general corporate or overhead functions, computer hardware and software services, procurement, sales and marketing services, treasury, finance and cash processing services, legal and risk management services (including workers' compensation and insurance), executive office, public relations, legal services management, payroll services, payment services, information technology and telecommunications services, consolidation and technical accounting, tax planning or processes, compliance and audit services, accounting and internal audit services, employee benefits services, accounts receivable services, accounts payable services, in each case including services relating to the provision of access to information, operating and reporting systems and databases (including insurance) and all hardware and software of such Persons used in connection therewith.

"Parties" means, collectively, the Vendor Parties and the Purchaser Parties, and any other Person who becomes a party to this Agreement, and "Party" means any one of them, as applicable.

"Parties' Intended Result" has the meaning specified in Section 5.15(6).

"Pension Surplus" means an amount equal to the combined net accrued retirement benefit asset (liability) of the Coal Pension Plans, the SERP and the Employee Plans providing for non-pension post-retirement health and welfare benefits to Coal Employees and Former Coal Employees, each as calculated in accordance with the methodology used in the audited set of financial statements of the Vendor Parent for the year ended December 31, 2022 and set forth in the Final Purchase Price Statement (such methodology to be consistent with the calculations in the December 31, 2022 Carve-Out Financial Statements for the Coal Business disclosed as part of the Vendor Parent's Management Proxy Circular published on March 23, 2023), provided if such amount is less than zero, then such amount shall be considered to be zero. For greater certainty, the net retirement benefit asset (liability) should be net of any required asset impairments for the Coal Pension Plans and the SERP.

"Permitted Liens" means:

(a)	any Lien imposed by any Governmental Entity for Taxes not yet due and delinquent or which are being contested in good faith and by appropriate proceedings;
(b)	Liens arising by operation of Law, securing the claims of Persons having taken part in the construction or renovation of real property and other like Liens arising in the Ordinary Course;
(c)	statutory Liens incurred or pledges or deposits made under worker's compensation, employment insurance and other social security legislation;

(d)	Liens or deposits to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature (other than for borrowed money) incurred in the Ordinary Course;
(e)	servitudes, easements, rights-of-way, restrictions and other similar Liens incurred in the Ordinary Course and Liens consisting of zoning or building restrictions, easements, licences, restrictions on the use of property or minor imperfections in title thereto, in each case which do not materially interfere with the current use of the Coal Assets subject thereto;
(f)	Liens of or resulting from any Order, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the applicable Person is at any time in good faith prosecuting an appeal or proceeding for review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured;
(g)	undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Laws or of which written notice has not been duly given in accordance with Laws or which although filed or registered, relate to obligations not due or delinquent;
(h)	the rights reserved to or vested in Governmental Entities by statutory provisions;
(i)	security provided to public utilities or to any municipalities or governmental or other public authorities when required by the utility, municipality, governmental or other public authority in connection with the supply of services or utilities to the Purchased Entities;
(j)	Liens arising solely by virtue of any statutory or common law provision relating to banker's Liens, rights of combination of accounts or similar rights in the Ordinary Course of conducting day-to-day banking business in relation to deposit accounts or other funds maintained with a creditor depository institution;
(k)	Liens arising from the right of distress enjoyed by landlords or Liens otherwise granted to landlords, in either case, to secure the payment of arrears of rent in respect of leased properties;
(l)	Liens that are registered or recorded against title to any of the Coal Assets as of November 6, 2023 or which are registered subsequent to such date in the Ordinary Course and which, in the latter case, do not materially interfere with the current use, occupation and enjoyment by the Vendor Parent or its Subsidiaries of any of the Coal Assets in the Ordinary Course; and
(m)	other Liens and minor irregularities in title which do not materially interfere with the current use, occupation and enjoyment by the Vendor Parent or its Subsidiaries (including the Purchased Entities) of any of the Coal Assets in the Ordinary Course.

"Person" means an individual, partnership, limited partnership, limited liability partnership, corporation, limited liability company, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

"POSCAN EMLP Interest" means the POSCAN Securityholder's (or its assignee's) limited partnership interest in EMLP.

"POSCAN GHO Interest" means the POSCAN Securityholder's (or its assignee's) rights arising under, pursuant to or in connection with the GHO JVA.

"POSCAN Securityholder" has the meaning specified in the recitals.

"POSCAN Securityholder Transaction Agreement" has the meaning specified in the recitals.

"Post-Closing Covenants" has the meaning specified in Section 10.1(f).

"Post-Closing Vendor Confidential Information" has the meaning specified in Section 5.5(1)(b).

"Potential Financing" has the meaning specified in Section 5.17(1).

"Potential Listing" has the meaning specified in Section 5.17(1).

"Pre-Closing Reorganization" means the sequence of the actions and events and tax elections set forth in Section 5.12 of the Disclosure Letter, Section 9.1(1) and Section 11.2(2)(b) (as modified, altered or changed in accordance with Section 5.12(2)).

"Pre-Closing Tax Period" means any taxation year or period (or portion thereof) beginning before and ending on or prior to the Closing Date and the portion of any Straddle Period ending on the Closing Date.

"Pre-Closing Taxes" means (a) any Taxes of the Purchased Entities arising in, or assessed or reassessed for any Pre-Closing Tax Period, including, for greater certainty, any Taxes incurred from the Pre-Closing Reorganization that arise in a Pre-Closing Tax Period and any other Taxes described in Section 11.2(5) as being included in clause (a) of this definition, multiplied by (b) (i) in the case of a Purchased Entity, other than the Purchased Corporation, the Attributable Interest, or (ii) in the case of the Purchased Corporation, 100%.

"Pre-Closing Vendor Confidential Information" has the meaning specified in Section 5.4(1)(a).

"Pre-Closing Years" has the meaning specified in Section 11.2(2)(a).

"Privileged Information" means any information, in written, oral, electronic or any other tangible or intangible forms, including without limitation any communications by or to attorneys (including solicitor-client privileged communications), memoranda and other materials prepared by attorneys or under their direction (including attorney work product), as to which the Vendor Parent or any of its Subsidiaries (including any of the Purchased Entities) would be entitled to assert or have asserted a privilege or other protection, including the solicitor-client and litigation or work product privileges.

"Proceeds of Crime" has the same meaning as "proceeds of crime" is defined in section 462.3(1) of the Criminal Code, R.S.C. 1985, c. C-46 (Canada).

"Public Filings" means all forms, reports, schedules, statements and other documents which are: (a) publicly filed on or after January 1, 2022 by or on behalf of the Vendor Parent on: (i)

the System for Electronic Document Analysis and Retrieval+ maintained by the Canadian Securities Administrators; or (ii) the Electronic Document Gathering, Analysis and Retrieval (EDGAR) database maintained by the United States Securities and Exchange Commission; or (b) the pages of the Vendor Parent's website that have been uploaded prior to the VDR Informational Cut-Off Date into Folder 1.14.13 of the virtual data room made available by the Vendor Parent through Intralinks (for greater certainty excluding any materials that are linked to such pages).

"Purchase Price" has the meaning specified in Section 2.2.

"Purchased Corporation" has the meaning specified in the recitals.

"Purchased Entities" means, collectively, the Purchased Corporation and each of the Coal Subsidiaries, and a "Purchased Entity" means any one of them, as applicable. For greater certainty, Neptune Terminals is not a Purchased Entity.

"Purchased Entities Confidential Information" has the meaning specified in Section 5.4(1).

"Purchased Entities Credit Support Instrument" means guarantees given by any of the Purchased Entities, letters of credit, credit support or any other similar instrument issued by a third party financial institution on behalf of any Purchased Entity, and/or cash collateral provided by any of the Purchased Entities, in each case, other than in respect of or in connection with the Coal Business, the Coal Assets or the Coal Liabilities.

"Purchased Shares" has the meaning specified in the recitals.

"Purchaser" has the meaning specified in the preamble.

"Purchaser Designated Representatives" means one or more designated Representatives of the Purchaser that are acceptable to the Vendor acting reasonably (initially, Earl Melamed, Global Coal Industrial Lead, Shaun Blankfield, Global Coal Chief Financial Officer, Xavier Wagner, Group Technical Executive, and Matthew White, Glencore Coal Canada Manager).

"Purchaser Fundamental Representations" means the representations and warranties of the Purchaser Parties set out in Section 4.1(a), Section 4.1(b), Section 4.1(c), Section 4.1(e) and Section 4.1(f).

"Purchaser Indemnified Parties" has the meaning specified in Section 10.2(1).

"Purchaser Parties" has the meaning specified in the preamble.

"QCP" has the meaning specified in Section 11.2(5)(a).

"RBC Credit Agreement" means the fourth amended and restated credit agreement made as of July 9, 2021 between, inter alios, Neptune Terminals, as borrower, each of the financial institutions and other entities from time to time parties thereto, as lenders, and Royal Bank of Canada, as administrative agent.

"Recipient" has the meaning specified in the definition of "Transferred Information".

"Release" has the meaning prescribed in any applicable Environmental Laws and includes any sudden, intermittent or gradual release, spill, leak, pumping, addition, pouring, emission, emptying, discharge, migration, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction of a Hazardous Substance, whether accidental or intentional, into the environment.

"Reorganization Documents" has the meaning specified in Section 5.12(1).

"Replacement Employee Plan" has the meaning specified in Section 9.2(6).

"Replacement Insurance Coverage" has the meaning specified in Section 5.10(2).

"Replacement Vendor Credit Support Instrument" has the meaning specified in Section 5.9.

"Representative" of a Person means the directors, officers, employees, advisors, agents, consultants, external accountants, investment bankers, counsel or other representatives of such Person and of such Person's Affiliates.

"Reverse Termination Payment" has the meaning specified in Section 8.3(1).

"Run-Off Insurance Coverage" has the meaning specified in Section 5.10(2).

"Sanctions" has the meaning specified in Section 3.1(r).

"Separation Agreement" means the Separation Agreement to be entered into among the Vendor Parent, EVR LP and the Purchased Corporation in connection with implementing the Pre-Closing Reorganization, substantially in the form attached to the NSC Securityholder Transaction Agreement.

"SERP" means the Supplemental Pension Plan of TCL.

"Shared Contract Agency Arrangements" has the meaning specified in Section 5.14(2).

"Shared Contracts" means, any Contract relating to some extent to the operations of the Coal Business, but the remainder of which relates to the operations of the Vendor Business, to which one or more of the Vendor Parent or its Subsidiaries (including the Purchased Entities), on the one hand, and one or more third parties, on the other hand, are party, listed in Section 5.14 of the Disclosure Letter.

"Shareholder Loan" means the senior unsecured loan owing by EVR LP in favour of, initially, Teck Resources Mining Partnership, having an initial principal amount of US$1,847,000,000.00, to be created pursuant to the Pre-Closing Reorganization and documented pursuant to the Shareholder Loan Agreement.

"Shareholder Loan Agreement" means the definitive agreement providing for the Shareholder Loan to be entered between Teck Resources Mining Partnership, as lender, and EVR LP as borrower, in connection with the Pre-Closing Reorganization and substantially on the terms set forth in the term sheet attached as Exhibit A to Section 5.20 of the Disclosure Letter. For greater certainty, as contemplated by the Pre-Closing Reorganization, the rights under the Shareholder Loan Agreement originally held by Teck Resources Mining Partnership will either be (a) held by the Purchased Corporation immediately prior to the Closing or (b) if the NSC Minority Transaction Agreement is terminated, extinguished prior to the Closing.

"Shareholder Loan Minority Discount" means the amount calculated in accordance with the following formula:

A = (B minus E) multiplied by C multiplied by D

where

A = Shareholder Loan Minority Discount;

B = the outstanding principal balance of the Shareholder Loan as of the Closing Date (provided that when calculating the Estimated Purchase Price, the estimated outstanding principal balance of the Shareholder Loan will be used). For greater certainty, B shall not include any accrued and unpaid interest on the Shareholder Loan;

C = 100% minus the Attributable Interest;

D = the discount percentage, which is equal to 10.0%; and

E = the aggregate amount of Cash of the Purchased Entities, other than the Purchased Corporation, as of the Closing Date.

"Specified Coal Employee" has the meaning specified in Section 3.1(ii)(vii).

"Specified FRX Document" has the meaning specified in Section 5.1(3)(e)(i).

"Standstill Period" has the meaning specified in Section 11.9(1).

"Straddle Fiscal Period" has the meaning specified in Section 11.2(2)(a).

"Straddle Period" means any taxable period which begins before the Closing Date and ends after the Closing Date.

"Straddle Period Return" means a Tax Return for a Straddle Period.

"Subsidiary" or "subsidiary" means a Person that is controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary. For greater certainty, for purposes of this Agreement, Neptune Terminals is not a direct or indirect Subsidiary of the Vendor Parent, the Vendor or the Purchased Corporation or any Purchased Entity.

"Surplus Payment" means an amount equal to (a) the Pension Surplus as calculated as at the Closing Date and based on assumptions reflecting market conditions as at the last day of the month ending immediately prior to the Closing Date (provided that if the Closing Date is the last date of a calendar month, such assumptions will be as at the Closing Date), multiplied by (b) the Attributable Interest.

"Surviving Pre-Closing Covenants" has the meaning specified in Section 10.1(e).

"Target Working Capital" means, subject to Schedule 2.4, (a) C$892,500,000, multiplied by (b) the Attributable Interest.

"Tax Act" means the Income Tax Act, R.S.C. 1985 (5th Supp.) c.1.

"Tax Matter" has the meaning specified in Section 11.2(3)(a).

"Tax Returns" means all returns, reports, declarations, elections, notices, filings, information returns, and statements in respect of Taxes that are filed or required to be filed with any applicable Governmental Entity, including all amendments, schedules, attachments or supplements thereto and whether in tangible or electronic form.

"Taxes" means, with respect to any Person, all supranational, national, federal, provincial, state, local or other taxes, including income taxes, branch taxes, profits taxes, capital gains taxes, gross receipts taxes, windfall profits taxes, value added taxes, severance taxes, ad valorem taxes, property taxes, capital taxes, net worth taxes, production taxes, sales taxes, use taxes, licence taxes, excise taxes, franchise taxes, environmental taxes, carbon taxes, mineral taxes, transfer taxes, withholding or similar taxes, payroll taxes, employment taxes, employer health taxes, government pension plan premiums and contributions, social security premiums, workers' compensation premiums, employment/unemployment insurance or compensation premiums and contributions, stamp taxes, occupation taxes, premium taxes, alternative or add-on minimum taxes, and goods and services tax or harmonized sales tax.

"TCL" means Teck Coal Limited, a corporation existing under the Laws of Canada.

"TCP" means Teck Coal Partnership, a general partnership existing under the Laws of the Province of Alberta.

"Technology" means technology and information of whatever nature or kind, in all cases whether or not subject to any Intellectual Property Rights and whether or not fixed in any medium or reduced to practice, including: (a) trade secrets, industrial designs and copyright protected works; (b) inventions, formulae, product formulations, processes and processing methods, technology and techniques; (c) know-how, trade secrets, research and technical data; and (d) software, studies, findings, algorithms, instructions, guides, manuals and designs.

"Third Party Claim" means any action, suit, proceeding, arbitration, claim or demand that is instituted or asserted by a third party, including a Governmental Entity, against an Indemnified Party for which a claim for indemnification may be made under this Agreement.

"Transferred Employees" has the meaning specified in Section 3.1(ii)(vi).

"Transferred Information" means the personal information (namely, information about an identifiable individual other than their business contact information when used or disclosed for the purpose of contacting such individual in that individual's capacity as an employee or an official of an organization and for no other purpose) to be disclosed or conveyed to one Person or any of its Representatives (a "Recipient") by or on behalf of another Person (a "Disclosing Party") as a result of or in conjunction with the transactions contemplated by this Agreement, and includes all such personal information disclosed to the Recipient prior to the date of this Agreement.

"TSA" has the meaning specified in Section 5.19.

"TSA Services" has the meaning specified in Section 5.19.

"Unintended Conflict" has the meaning specified in Section 5.15(6).

"VDR Disclosure Cut-Off Date" means 5:00 p.m. (Vancouver time) on November 10, 2023.

"VDR Informational Cut-Off Date" means 2:00 p.m. (Vancouver time) on November 13, 2023.

"Vendor" has the meaning specified in the preamble.

"Vendor Business" has the meaning specified in Section 11.5(1).

"Vendor Controlled Proceeding" has the meaning specified in Section 11.2(3)(b).

"Vendor Credit Support Instrument" means guarantees given by the Vendor Parent or any of its Subsidiaries (including the Purchased Entities), letters of credit, credit support or any other similar instrument issued by a third party financial institution on behalf of the Vendor Parent or any of its Subsidiaries (including the Purchased Entities), and/or cash collateral provided by the Vendor Parent or any of its Subsidiaries (including the Purchased Entities), in each case, directly related to any Coal Liability.

"Vendor Designated Representatives" means one or more designated Representatives of the Vendor that are acceptable to the Purchaser acting reasonably (such initial Vendor Designated Representatives to be identified to the Purchaser within five (5) Business Days of the date of this Agreement).

"Vendor Employee" means each individual (other than a Transferred Employee) who is (a) actively employed by the Vendor Parent or any of its Subsidiaries (other than the Purchased Entities) or (b) an Excluded Employee.

"Vendor Employee Plan" means each Employee Plan that is sponsored, maintained or contributed to by the Vendor Parent or any of its Subsidiaries (other than the Purchased Entities). For the avoidance of doubt, neither the Coal Mirror Benefit Plan nor a Coal Employee Plan is a Vendor Employee Plan.

"Vendor Fundamental Representations" means the representations and warranties of the Vendor Parties set out in Section 3.1(a), Section 3.1(b), Section 3.1(f), Section 3.1(g), Section 3.1(h), Section 3.1(i), Section 3.1(k)(iv), Section 3.1(gg)(i) and Section 3.1(gg)(ii).

"Vendor Group Benefit Plan" has the meaning specified in Section 9.2(2).

"Vendor Indemnified Parties" has the meaning specified in Section 10.3(1).

"Vendor Master Trust" means the Teck Resources Limited Master Pension Trust.

"Vendor Parent" has the meaning specified in the preamble.

"Vendor Parties" has the meaning specified in the preamble.

"Vendor Tax Representations" means the representations and warranties of the Vendor Parties set out in Section 3.1(hh).

"Water Treatment IP" means the water treatment related Technology developed, created, conceived, invented, and owned by the Vendor Parent and its Subsidiaries that is licensed to a Purchased Entity pursuant to the Water Treatment IP License.

"Water Treatment IP License" means the intellectual property license agreement dated November 12, 2023 between the Vendor Parent, TCP and TCL listed in Section 5.13 of the Disclosure Letter.

"Willful Breach" means a deliberate act or deliberate failure to act by a Party taken with the actual knowledge of such Party that such act or omission would result in or constitute a material breach of this Agreement.

"Working Capital" means, at any time and without duplication, those current assets of the Coal Business identified in Schedule 2.4 minus those current liabilities of the Coal Business identified in Schedule 2.4, all as calculated in accordance with the Agreed Principles.

Section 1.2	Gender and Number

Any reference in this Agreement to gender includes all genders. Words importing the singular number only include the plural and vice versa.

Section 1.3	Headings, etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and do not affect the interpretation of this Agreement.

Section 1.4	Currency

All references in this Agreement to dollars, or to US$ are expressed in currency of the United States of America, unless otherwise specifically indicated, and all references to C$ are expressed in Canadian currency.

Section 1.5	Certain Phrases, etc.

In this Agreement:

(a)	the words "including", "includes" and "include" mean "including (or includes or include) without limitation";
(b)	the phrase "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of";
(c)	the phrases "currently proposed to be used", "currently proposed to be conducted" and "currently proposed to be exploited":
(i)	when used directly or indirectly in connection with a representation and warranty expressly made only as of the date of this Agreement, means proposed to be used, conducted or exploited (as applicable) by or in connection with the Coal Business during the period starting on the date of this Agreement and ending on the date that is eighteen (18) months following the date of this Agreement, in the manner set out in the "Project Nu Mining Sequence Gantt" doc id 1.5.8.9 and the "Waste-Coal-EFH By Phase2" spreadsheet doc id 1.5.8.11 attached at Section 1.5 of the Disclosure Letter;
(ii)	when used directly or indirectly in connection with any representation and warranty (other than those referred to in Section 1.5(c)(i)), refers to any usage, conduct or exploitation (as applicable) by or in connection with the Coal Business that would be reasonably contemplated in or required during the period from the relevant date to the date that is eighteen (18) months following such relevant date substantially in the manner set out in the "Project Nu Mining Sequence Gantt" doc id 1.5.8.9 and the "Waste-Coal-EFH By Phase2" spreadsheet doc id 1.5.8.11 attached at Section 1.5 of the Disclosure Letter (as each may be updated from time to time by the Vendor Parent in the same manner as the Business Plan may be updated in accordance with Section 5.1(7) (mutatis mutandis)); and

(iii)	when used directly or indirectly in connection with a covenant given or made in this Agreement, means proposed to be used, conducted or exploited (as applicable) by or in connection with the Coal Business during the period starting on the date of this Agreement and ending on the date that is eighteen (18) months following the date of this Agreement, substantially in the manner set out in the "Project Nu Mining Sequence Gantt" doc id 1.5.8.9 and the "Waste-Coal-EFH By Phase2" spreadsheet doc id 1.5.8.11 attached at Section 1.5 of the Disclosure Letter (as each may be updated from time to time by the Vendor Parent in the same manner as the Business Plan may be updated in accordance with Section 5.1(7) (mutatis mutandis));
(d)	unless otherwise specified, the words "Article" and "Section" followed by a number mean and refer to the specified Article or Section of this Agreement; and
(e)	in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".
Section 1.6	Knowledge

Where any representation or warranty contained in this Agreement is qualified by reference to the knowledge of the Vendor Parties it refers to the actual knowledge (after reasonable inquiry) of Robin Sheremeta, Senior Vice President, Coal, Charlene Ripley, Senior Vice President and General Counsel, Ryan Podrasky, General Manager, Finance & Operating Excellence, Dean Winsor, Senior Vice President & Chief Human Resources Officer and Crystal Prystai, Senior Vice President and Chief Financial Officer, without personal Liability on the part of any of them. Where any representation or warranty contained in this Agreement is qualified by reference to the knowledge of the Purchaser Parties, it refers to the actual knowledge (after reasonable inquiry) of Shaun Teichner, General Counsel, Anton Moser, Head of Business Development, and Xavier Wagner, Group Technical Executive, without personal Liability on the part of any of them.

Section 1.7	Accounting Terms

All accounting terms not specifically defined in this Agreement are to be interpreted in accordance with IFRS.

Section 1.8	Schedules and Disclosure Letter
(1)	The schedules attached to this Agreement and the Disclosure Letter form an integral part of this Agreement for all purposes of it.
(2)	The purpose of the Disclosure Letter is to set out the qualifications, exceptions and other information called for in this Agreement. The Parties acknowledge and agree that the Disclosure Letter and the information and disclosures contained in it do not constitute or imply, and will not be construed as:
(a)	any representation, warranty, covenant or agreement which is not expressly set out in this Agreement;
(b)	an admission of any Liability of the Vendor Parties;

(c)	an admission that the information is material;
(d)	a standard of materiality, a standard for what is or is not in the Ordinary Course, or any other standard contrary to the standards contained in the Agreement; or
(e)	an expansion of the scope of effect of any of the representations, warranties and covenants set out in the Agreement.
(3)	Disclosure of any information in the Disclosure Letter that is not strictly required under this Agreement has been made for informational purposes only and does not imply disclosure of all matters of a similar nature.
(4)	Notwithstanding anything to the contrary in this Agreement or the Disclosure Letter, all disclosures in the Disclosure Letter must reference or be associated with a particular representation or warranty in this Agreement, except to the extent that its relevance to another representation or warranty is reasonably apparent on its face.
(5)	The Disclosure Letter itself is confidential information and (for the avoidance of doubt) is subject to Section 5.3, Section 5.4 and Section 5.5(1).
Section 1.9	No Contra Proferentem

This Agreement has been negotiated by the parties with the benefit of legal representation, and any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply to the construction or interpretation of this Agreement.

Section 1.10	References to Persons and Agreements

Any reference in this Agreement to a Person includes its successors and permitted assigns. Except as otherwise provided in this Agreement, the term "Agreement" and any reference to this Agreement or any other agreement or document includes, and is a reference to, this Agreement or such other agreement or document as it may have been, or may from time to time be amended, restated, replaced, supplemented or novated in accordance with its terms and includes all schedules to it.

Section 1.11	Statutes

Except as otherwise provided in this Agreement, any reference in this Agreement to a statute refers to such statute and all rules and regulations made under it, as it or they may have been or may from time to time be amended, re-enacted or replaced.

Section 1.12	Non-Business Days; Timing

Whenever payments are to be made or an action is to be taken on a day which is not a Business Day, such payment shall be made or such action shall be taken on or not later than the next succeeding Business Day. When calculating the period of time within which or following which any act is to be done or any step is to be taken pursuant to this Agreement, the date which is the reference date shall be excluded in calculating such period. References to time are to local time in Vancouver, British Columbia.

Section 1.13	Consent

Whenever a provision of this Agreement requires an approval or consent of a Party and such approval or consent is not delivered in writing within the applicable time limit, then, unless otherwise specified, the Party whose consent or approval is required shall be conclusively deemed to have withheld its approval or consent.

Article 2
PURCHASED SHARES AND PURCHASE PRICE

Section 2.1	Purchase and Sale

Subject to the terms and conditions of this Agreement, the Vendor agrees to sell, assign and transfer to the Purchaser and the Purchaser agrees to purchase from the Vendor on the Closing Date, all (but not less than all) of the Purchased Shares.

Section 2.2	Purchase Price

The aggregate cash consideration payable by the Purchaser to the Vendor for the Purchased Shares (the "Purchase Price"), subject to Schedule 5.15, shall be a dollar amount (expressed in United States currency) equal to:

(a)	the sum of:
(i)	the Base Purchase Price minus the product of (A) the outstanding balance of the Shareholder Loan (including principal and all accrued but unpaid interest) as of the Closing Date multiplied by (B) the Attributable Interest; plus
(ii)	the outstanding balance of the Shareholder Loan (including principal and all accrued but unpaid interest) as of the Closing Date; minus
(iii)	the Shareholder Loan Minority Discount; plus
(b)	an amount equal to the amount, if any, by which the Closing Working Capital is greater than the Target Working Capital; minus
(c)	an amount equal to the amount, if any, by which the Target Working Capital is greater than the Closing Working Capital; plus
(d)	the aggregate amount of the Closing Cash; minus
(e)	the aggregate amount of the Closing Indebtedness; plus
(f)	the Surplus Payment.

For greater certainty, all amounts referred to in the calculation of the Purchase Price are absolute values and none of them refers to a negative number.

Section 2.3	Payment of the Estimated Purchase Price
(1)	No later than three (3) Business Days before the Closing Date, the Vendor will prepare and deliver to the Purchaser a statement (the "Estimated Purchase Price Statement") setting forth (a) the Estimated Working Capital, (b) the Estimated Cash, (c) the Estimated Indebtedness, (d) the Estimated Surplus Payment, (e) the estimated outstanding balance of the Shareholder Loan (including principal and all accrued but unpaid interest) as of the Closing

Date, and (f) on the basis of the foregoing amounts in (a) through (e), the calculation of the Estimated Purchase Price, including reasonable supporting documentation and detail with respect to each of the estimates set forth in the Estimated Purchase Price Statement. For greater certainty, the Estimated Working Capital, the Estimated Cash and the Estimated Indebtedness will be calculated in accordance with the Agreed Principles.

(2)	The amounts referred to in paragraphs (b) or (c) of the definition of "Estimated Purchase Price", the Estimated Cash, the Estimated Indebtedness and the Estimated Surplus Payment will be expressed in Canadian dollars in accordance with the Agreed Principles and, for purposes of calculating the Estimated Purchase Price, converted into United States dollars using the closing exchange rate of The Bank of Canada for the conversion of Canadian dollars into United States dollars as of the last Business Day prior to the date on which the Estimated Purchase Price Statement is delivered to the Purchaser.
(3)	At the Closing, the Estimated Purchase Price will be paid and satisfied by the Purchaser paying such amount in United States dollars to or to the order of the Vendor by wire transfer of immediately available funds to an account designated in writing by the Vendor no less than three (3) Business Days prior to the Closing Date.
Section 2.4	Final Purchase Price Statement.
(1)	Within sixty (60) days following the Closing Date (or such other date as is mutually agreed to by the Vendor and the Purchaser in writing), the Purchaser shall prepare and deliver to the Vendor a statement (the "Draft Purchase Price Statement") setting forth the Purchaser's good faith calculation of (a) the Closing Working Capital, (b) the Closing Cash, (c) the Closing Indebtedness, (d) the Surplus Payment, (e) the outstanding balance of the Shareholder Loan (including principal and all accrued but unpaid interest) as of the Closing Date and (f) on the basis of the foregoing amounts in (a) through (e), the calculation of the Purchase Price, including reasonable supporting documentation and detail with respect to the calculation of the Closing Working Capital, the Closing Cash, the Closing Indebtedness, the Surplus Payment and the outstanding balance of the Shareholder Loan (including principal and all accrued but unpaid interest) as of the Closing Date. The Vendor shall provide access, upon every reasonable request, to the Purchaser and its Representatives, to all work papers, accounting books and records and the appropriate personnel of the Vendor reasonably required for the Purchaser to prepare the Draft Purchase Price Statement, subject to execution and delivery by the Purchaser and its Representatives of any reasonable agreement or other document, including any reasonable release, waiver or indemnity that the Vendor's auditors require prior to providing such access.
(2)	The Closing Working Capital, the Closing Cash and the Closing Indebtedness shall be calculated in accordance with the Agreed Principles.
(3)	The Vendor shall have twenty (20) Business Days to review the calculation of the Closing Working Capital, the Closing Cash, the Closing Indebtedness, the Surplus Payment and the outstanding balance of the Shareholder Loan (including principal and all accrued but unpaid interest) as of the Closing Date as set out in the Draft Purchase Price Statement following its delivery by the Purchaser and the Vendor must notify the Purchaser in writing if it has any objections to such calculations by 5:00 p.m. on the last day of such twenty (20) Business Day period. The notice of objection must contain a statement of the basis of each of the objections and each amount in dispute as well as the changes to the Closing Working Capital, the Closing Cash, the Closing Indebtedness, the Surplus Payment and/or the outstanding balance of the Shareholder Loan (including principal and all accrued but unpaid interest) as of the Closing Date, as applicable, as set out in the Draft Purchase Price Statement that are proposed by the

Vendor. The Purchaser shall during such twenty (20) Business Day period provide access, upon every reasonable request, to the Vendor and its Representatives, to all work papers of the Purchased Entities, accounting books and records and the appropriate personnel of the Purchaser Parties, their Affiliates and the Purchased Entities reasonably required for the Vendor to review the Draft Purchase Price Statement, subject to execution and delivery by the Vendor and its Representatives of any reasonable agreement or other document, including any reasonable release, waiver or indemnity that the Purchaser's auditors require prior to providing such access.

(4)	If the Vendor sends a notice of objection in accordance with Section 2.4(3), the Parties shall promptly meet to try to resolve such objections within twenty (20) Business Days following receipt of the notice. Failing resolution of any objection to the calculation of the Closing Working Capital, the Closing Cash, the Closing Indebtedness, the Surplus Payment or the outstanding balance of the Shareholder Loan (including principal and all accrued but unpaid interest) as of the Closing Date as set out in the Draft Purchase Price Statement raised by the Vendor within such twenty (20) Business Day period, the amount(s), if any, remaining in dispute will be submitted for determination to an independent firm of Chartered Professional Accountants mutually agreed to by the Vendor and the Purchaser (and, failing such agreement between the Vendor and the Purchaser within a further period of five (5) Business Days, such independent firm of Chartered Professional Accountants will be Ernst & Young LLP - Canada, or if such firm is unable to act KPMG LLP - Canada) (such independent firm of Chartered Professional Accountants, the "Independent Accounting Firm"). The Independent Accounting Firm shall identify a member at its Vancouver, British Columbia office to act in such mandate. The determination of the Independent Accounting Firm of the amount(s) in dispute and any corresponding changes flowing from the resolution of such amounts in dispute will be final and binding upon the Parties and will not be subject to appeal, absent manifest error. The Independent Accounting Firm will be deemed to be acting as experts and not as arbitrators. Notwithstanding the foregoing, the determination of the Independent Accounting Firm of the amount(s) in dispute shall in no event be more favourable to the Purchaser than reflected in the Draft Purchase Price Statement delivered by the Purchaser or more favourable to the Vendor than shown in the proposed changes to the Draft Purchase Price Statement delivered by the Vendor under its notice of objection pursuant to Section 2.4(3). During the review by the Independent Accounting Firm, the Purchaser and the Vendor shall each make available to the Independent Accounting Firm, such individuals and such information, facilities, books, records and work papers as may be reasonably required by the firm of Chartered Professional Accountants to fulfill their obligations hereunder during normal business hours (such access not to unreasonably disrupt the operations of the Purchaser or the Vendor).
(5)	All communications with the Independent Accounting Firm shall include at least one (1) Representative of each of the Purchaser and the Vendor, and no Party shall be permitted to communicate with the Independent Accounting Firm in connection with any dispute hereunder other than as expressly set forth herein. The Independent Accounting Firm shall consider only the amount(s) in dispute and the scope of the disputes to be resolved by the Independent Accounting Firm shall be limited to correcting mathematical errors and determining whether the amount(s) in dispute were determined in accordance with this Section 2.4 and the Agreed Principles, and the Independent Accounting Firm shall not be permitted to make any other determination, including any determination as to whether the Target Working Capital amount is correct, adequate or sufficient.
(6)	If the Vendor does not notify the Purchaser of any objection in accordance with Section 2.4(3), the Vendor is deemed to have accepted and approved the Draft Purchase Price Statement and such Draft Purchase Price Statement will be final, conclusive and binding upon the Parties, absent manifest error and will become the "Final Purchase Price Statement" on the next Business Day following the end of such twenty (20) Business Day period.

(7)	If the Vendor sends a notice of objection in accordance with Section 2.4(3), the Parties shall revise the Draft Purchase Price Statement to reflect the final resolution or final determination of such objections under Section 2.4(4) within five (5) Business Days following such final resolution or determination. Such revised Draft Purchase Price Statement will be final, conclusive and binding upon the Parties, absent manifest error and will become the "Final Purchase Price Statement" on the next Business Day following revision of the Draft Purchase Price Statement under this Section 2.4(7).
(8)	The Vendor and the Purchaser shall each bear their own fees and expenses, including the fees and expenses of their respective auditors, in preparing or reviewing, as the case may be, the Draft Purchase Price Statement. In the case of a dispute and the retention of an Independent Accounting Firm, the costs and expenses of such Independent Accounting Firm and of any enforcement of the determination thereof, shall be borne by the Vendor, on the one hand, and Purchaser Parties, on the other hand, in inverse proportion as the positions taken by each of the Vendor and the Purchaser are successful when compared to the Final Purchase Price Statement. However, the Vendor and the Purchaser shall each bear their own costs in presenting their respective cases to such Independent Accounting Firm.
(9)	The Parties agree that the procedure set forth in this Section 2.4 for resolving disputes with respect to the Draft Purchase Price Statement is the sole and exclusive method of resolving such disputes, absent manifest error. This Section 2.4(9) will not prohibit any Party from instigating litigation to compel specific performance of this Section 2.4 or to enforce the determination of the Independent Accounting Firm made pursuant to this Section 2.4.
(10)	For the avoidance of doubt, this Section 2.4 is not intended to be used to permit the introduction of different judgments, accounting methodologies (including with respect to accrual and reserves), policies, practices, procedures or classifications for purposes of calculating amounts referred to herein, or to adjust for any inconsistencies between the Agreed Principles, on the one hand, and IFRS, on the other hand.
Section 2.5	Purchase Price Adjustment.
(1)	If the Purchase Price as determined from the Final Purchase Price Statement exceeds the Estimated Purchase Price, the Purchaser shall, within three (3) Business Days after the Draft Purchase Price Statement becomes the Final Purchase Price Statement in accordance with Section 2.4(6) or Section 2.4(7), as the case may be, pay a cash amount in United States dollars equal to such excess to or to the order of the Vendor by wire transfer of immediately available funds to the account designated in writing by the Vendor in accordance with Section 2.3(3), unless otherwise instructed in writing by the Vendor no later than one (1) Business Day after the Draft Purchase Price Statement becomes the Final Purchase Price Statement.
(2)	If the Purchase Price as determined from the Final Purchase Price Statement is less than the Estimated Purchase Price, the Vendor shall, within three (3) Business Days after the Draft Purchase Price Statement becomes the Final Purchase Price Statement in accordance with Section 2.4(6) or Section 2.4(7), as the case may be, pay a cash amount in United States dollars equal to such difference to or to the order of the Purchaser by wire transfer of immediately available funds to an account designated in writing by the Purchaser no later than one (1) Business Day after the Draft Purchase Price Statement becomes the Final Purchase Price Statement.

(3)	The amounts referred to in paragraphs (b) or (c) of Section 2.2, the Closing Cash, the Closing Indebtedness and the Surplus Payment, each as set out in the Final Purchase Price Statement, will be expressed in Canadian dollars in accordance with the Agreed Principles and, for purposes of calculating the Purchase Price, converted into United States dollars using the closing exchange rate of The Bank of Canada for the conversion of Canadian dollars into United States dollars as of the last Business Day prior to the Closing Date.
Section 2.6	Adjustments to the Purchase Price for Indemnity Payments

Any payment made by the Vendor Parties to any of the Purchaser Indemnified Parties pursuant to Article 10 will constitute a dollar-for-dollar decrease to the Purchase Price and any payment made by the Purchaser Parties to any of the Vendor Indemnified Parties as an Indemnifying Party pursuant to Article 10 will constitute a dollar-for-dollar increase to the Purchase Price.

Article 3
REPRESENTATIONS AND WARRANTIES OF THE Vendor PARTIES

Section 3.1	Representations and Warranties of the Vendor Parties

Except as (1) set forth in the corresponding sections of the Disclosure Letter or (2) Fairly Disclosed in the Public Filings (excluding any disclosures set forth in any section of a document in the Public Filings entitled "Risk Factors," "Cautionary Statement on Forward-Looking Information" or similarly titled section or any other disclosures included in such filings to the extent that they are cautionary, predictive or forward-looking rather than historical facts) prior to the date of this Agreement, each of the Vendor Parties, jointly and severally, represents and warrants, as of the date of this Agreement and as of the Closing Date (except to the extent any such representations and warranties, by their terms, are made expressly as of a specified date), as follows to the Purchaser and acknowledges that the Purchaser is relying upon such representations and warranties in connection with its purchase of the Purchased Shares:

Corporate Matters

(a)	Organization and Qualification. Each Purchased Entity (excluding EVR LP and EVR GP, which are addressed in Section 3.1(k)) and each Vendor Party is duly formed and existing under the Laws of their jurisdictions of existence and has not been discontinued or dissolved under such Laws. No steps or proceedings have been taken to authorize or require the discontinuance or dissolution of any Purchased Entity (excluding EVR LP and EVR GP, which are addressed in Section 3.1(k)) or any Vendor Party. Except as set forth in Section 3.1(a) of the Disclosure Letter, each Purchased Entity (excluding EVR LP and EVR GP, which are addressed in Section 3.1(k)) has the power to own and operate its assets and property and carry on its business and each of the Vendor Parties has the power to enter into and perform its obligations under this Agreement.
(b)	Corporate Authorization. The execution and delivery of, and performance by, the Vendor Parties of this Agreement has been authorized by all necessary corporate action on the part of the Vendor Parties.
(c)	No Conflict. Except for (i) the filings, notifications and Authorizations set forth in Section 3.1(c) of the Disclosure Letter, (ii) the Key Regulatory Approvals, and (iii) the consents, approvals and waivers set forth in Section 3.1(c) of the Disclosure Letter, the execution and delivery of, and performance by the Vendor Parties of, the transactions contemplated by this Agreement:

(i)	do not constitute or result in a violation or breach of, or conflict with, or allow any Person to exercise any rights under, any of the terms or provisions of the Vendor Parties' or any of the Purchased Entities' Organizational Documents;
(ii)	do not constitute or result in a breach of, or allow any Person to exercise any rights under any Coal Material Contract;
(iii)	do not result in a material breach of, or cause the termination or revocation of, any Authorization held by the Vendor Parties or any Purchased Entity that is necessary to the ownership of the Purchased Shares or material to the operation of the Coal Business and the Coal Assets; and
(iv)	do not result in the violation of any Law,

except, in the case of subparagraphs (ii) and (iv), as would not have a Material Adverse Effect.

(d)	Required Authorizations. Except for the Key Regulatory Approvals or as set forth in Section 3.1(d) of the Disclosure Letter, no filing with, notice to, or Authorization of, any Governmental Entity is required on the part of the Vendor Parties or the Purchased Entities as a condition to the lawful completion of the transactions contemplated by this Agreement, including the Pre-Closing Reorganization (but excluding the Contribution Transactions), where the failure to make the filing, give the notice or obtain the Authorization would have a Material Adverse Effect.
(e)	Required Consents. Except for the consents, approvals and waivers set forth in Section 3.1(e) of the Disclosure Letter, there is no requirement to obtain any consent, approval or waiver of a party under any Contract, license, lease or instrument that any Purchased Entity is a party to, to the completion of the transactions contemplated by this Agreement, including the Pre-Closing Reorganization (but excluding the Contribution Transactions), where the failure to obtain such consent would have a Material Adverse Effect.
(f)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Vendor Parties and constitutes a legal, valid and binding agreement of the Vendor Parties enforceable against each of them in accordance with its terms, subject to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
(g)	Authorized and Issued Capital. Section 3.1(g) of the Disclosure Letter sets forth (i) the authorized capital and number of equity securities issued and outstanding of each of the Coal Subsidiaries (excluding EVR LP and EVR GP, which are addressed in Section 3.1(k)) as of the date of this Agreement, and all such securities have been duly authorized and are validly issued, and all such outstanding securities are fully paid and non-assessable; (ii) the number and percentage of equity interests issued and outstanding of each of the Coal Subsidiaries (excluding EVR LP and EVR GP, which are addressed in Section 3.1(k)) owned, directly or indirectly, by the Vendor Parent as of the date of this Agreement; and (iii) the authorized capital of the Purchased Corporation as of the date of this Agreement and immediately prior to Closing, and all such shares have been, or will have been, as applicable, duly authorized and validly issued, and all such outstanding shares are, or will have been, as applicable, fully paid and non-assessable.

(h)	No Other Agreements to Purchase. Except for the Purchaser's right under this Agreement and other than as set forth in Section 3.1(h) of the Disclosure Letter, no Person has any contractual right or privilege for (i) the purchase or acquisition of any of the Purchased Shares or securities of any of the Purchased Entities from the Vendor Parties or their respective Subsidiaries (including any Purchased Entity), or (ii) the purchase, subscription, allotment or issuance of any of the unissued equity securities of any Purchased Entity.
(i)	Title to Purchased Shares. As of the date of this Agreement, the Vendor Parent is the direct owner of all of the outstanding equity and voting shares in the capital of the Purchased Corporation and, from following completion of the Pre-Closing Reorganization until immediately prior to Closing, the Vendor will be the direct owner of all of the outstanding equity and voting shares in the capital of the Purchased Corporation, being the Purchased Shares in each case with good title, free and clear of all Liens, other than restrictions on transfer, if any, contained in the Organizational Documents of the Purchased Corporation or under Law. Other than as set forth in Section 3.1(i) of the Disclosure Letter, there are no restrictions on the transfer of the Purchased Shares under the Organizational Documents of the Purchased Corporation. Other than pursuant to this Agreement or as set forth in Section 3.1(i) of the Disclosure Letter, there are no shareholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Purchased Shares. Other than as set forth in Section 3.1(i) of the Disclosure Letter, from following completion of the Pre-Closing Reorganization until immediately prior to Closing, each of the Coal Subsidiaries will be wholly-owned subsidiaries of the Purchased Corporation.
(j)	Coal Subsidiaries. From following completion of the Pre-Closing Reorganization until immediately prior to Closing, the Purchased Corporation will have no direct or indirect Subsidiaries other than the Coal Subsidiaries.
(k)	Contribution Transaction Matters.
(i)	As of the Closing, each of EVR LP and EVR GP will be duly formed and existing under the Laws of its jurisdiction of existence and will not have been discontinued or dissolved under such Laws, and no steps or proceedings will have been taken to authorize or require the discontinuance or dissolution of EVR LP or EVR GP. As of the Closing, EVR LP and EVR GP will each have the power to own and operate its assets and property.
(ii)	As of the closing of the Contribution Transactions and the Closing, the interest in EVR LP of its partners will be divided into and represented by an unlimited number of EVR LP Units and a single general partnership interest, and EVR GP will have authorized capital of an unlimited number of EVR GP Common Shares.
(iii)	As of the Closing: (A) the Purchased Corporation will be the registered holder and beneficial owner of such number of outstanding EVR LP Units and EVR GP Shares as is equal to the Attributable Interest multiplied by the number of then-outstanding EVR LP Units and the then-outstanding EVR GP Shares, respectively, with good title, free and clear of all Liens, other than restrictions on transfer, if any, contained in the EVR LPA or the EVR GP USA or under Law, and all such securities will have been duly authorized, validly issued and fully paid and non-assessable (as applicable); and (B) other than as set out in the EVR LPA or the EVR GP USA, there will be no options, warrants, bonds, debentures, conversion privileges or other rights, agreements, arrangements or commitments obligating EVR LP and/or EVR GP to issue, sell or deliver any securities or obligations of any kind convertible into or exchangeable for any other securities.

(iv)	As of the Closing, and provided that the NSC Minority Transaction Agreement has not been terminated: (A) the Purchased Corporation will be the registered holder and beneficial owner of 100% of the then outstanding balance of the Shareholder Loan; (B) the Shareholder Loan Agreement will constitute a legal, valid and binding agreement of the Purchased Corporation and EVR LP enforceable against each of them in accordance with its terms, subject to any limitation under applicable Laws relating to (I) bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other laws of general application affecting the enforcement of creditors' rights, and (II) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction; (C) each of the Purchased Corporation and EVR LP will have complied in all material respects with the terms of the Shareholder Loan Agreement, and EVR LP will have paid all amounts then due and payable thereunder; and (D) the Purchased Corporation shall not have (I) assigned, postponed, compromised, released or discharged any amount owing under the Shareholder Loan (for greater certainty, other than payments of principal or interest on account of the Shareholder Loan) or (II) made demand for repayment of or accelerated any outstanding balance of the Shareholder Loan (including principal and all accrued but unpaid interest).
(v)	Under the terms of the applicable Minority Transaction Agreements, upon completion of both of the Contribution Transactions: (A) the NSC Securityholder will acquire 20.00% of the outstanding EVR LP Units and the outstanding EVR GP Shares; and (B) the POSCAN Securityholder will acquire 3% of the outstanding EVR LP Units and the outstanding EVR GP Shares.
(vi)	As of the Closing, the execution and delivery of, and performance by, the Vendor Parties and any Purchased Entity (as applicable) of the Contribution Documents will have been authorized by all necessary corporate action on the part thereof.
(vii)	Except as set forth in Section 3.1(k)(vii) of the Disclosure Letter, no filing with, notice to, or Authorization of, any Governmental Entity or other Person is required on the part of any Vendor Party or Purchased Entity as a condition to the lawful completion of the Contribution Transactions or other transactions contemplated by the Contribution Documents, where the failure to make the filing, give the notice or obtain the Authorization would have a Material Adverse Effect.
(viii)	Except as set forth in Section 3.1(k)(viii) of the Disclosure Letter, there is no requirement to obtain any consent, approval or waiver of a party (other than the NSC Securityholder and the POSCAN Securityholder) under any Contract, license, lease or instrument that any Vendor Party or Purchased Entity is a party to, to the completion of the Contribution Transactions or other transactions contemplated by the Contribution Documents, where the failure to obtain such consent would have a Material Adverse Effect.

(ix)	As of the Closing, and assuming the completion of the Contribution Transactions, the Contribution Documents will have been duly executed and delivered by the Vendor Parties and the applicable Purchased Entities and the Contribution Documents (other than the Shareholder Loan Agreement) will constitute legal, valid and binding agreements of such Persons enforceable against each of them in accordance with their terms, subject to any limitation under applicable Laws relating to (A) bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other laws of general application affecting the enforcement of creditors' rights, and (B) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
(x)	As of the Closing, except for (x) Contracts or Liabilities in connection with offtake or purchase agreements entered into in the Ordinary Course (provided that such arrangements comply with Section 5.1(2)(iii)) or (y) as set forth in Section 3.1(k)(x) of the Disclosure Letter:
(A)	if the Contribution Transactions have been completed prior to the Closing, no Purchased Entity will be a party to any material Contracts with, or owe any non-de minimis Liabilities to, either the NSC Securityholder or its Affiliates or the POSCAN Securityholder or its Affiliates, other than the Contribution Documents or Liabilities in connection therewith;
(B)	if only the transactions contemplated by the POSCAN Securityholder Transaction Agreement have been completed prior to the Closing, no Purchased Entity will be a party to any material Contracts with, or owe any non-de minimis Liabilities to, (I) the POSCAN Securityholder or its Affiliates other than the Contribution Documents or Liabilities in connection therewith (excluding any Contract solely with the NSC Securityholder or Liabilities in connection therewith) or (II) the NSC Securityholder or its Affiliates other than the EMLP LPA or Liabilities in connection therewith (unless the NSC EMLP Interest is acquired prior to the Closing in accordance with this Agreement);
(C)	if only the transactions contemplated by the NSC Securityholder Transaction Agreement have been completed prior to the Closing, no Purchased Entity will be a party to any material Contracts with, or owe any non-de minimis Liabilities to, (I) the NSC Securityholder or its Affiliates other than the Contribution Documents or Liabilities in connection therewith (excluding any Contract solely with the POSCAN Securityholder or Liabilities in connection therewith) or (II) the POSCAN Securityholder or its Affiliates other than (y) the EMLP LPA or Liabilities in connection therewith (unless the POSCAN EMLP Interest is acquired prior to the Closing in accordance with this Agreement), and (x) the GHO JVA or Liabilities in connection therewith (unless the POSCAN GHO Interest is acquired prior to the Closing in accordance with this Agreement);

(D)	if no Contribution Transactions have been completed prior to the Closing, no Purchased Entity will be a party to any material Contracts with, or owe any non-de minimis Liabilities to, either the NSC Securityholder or its Affiliates or the POSCAN Securityholder or its Affiliates, other than (I) the EMLP LPA or Liabilities in connection therewith (unless, in the case of the POSCAN Securityholder or its Affiliates, the POSCAN EMLP Interest is acquired prior to the Closing, and in the case of the NSC Securityholder or its Affiliates, the NSC EMLP Interest is acquired prior to the Closing, in each case in accordance with this Agreement) and (II) the GHO JVA or Liabilities in connection therewith (unless the POSCAN GHO Interest is acquired prior to the Closing in accordance with this Agreement).
(xi)	As of the Closing, the February POSCAN Transaction Agreement has been terminated, and no Purchased Entity will have any Liability in connection with the February POSCAN Transaction Agreement.
(xii)	As of the Closing, except for as contained in the EVR LPA, the EVR GP USA, and the Contribution Transactions Ancillary Agreements, there will be no voting trusts, proxies, shareholder agreements or other similar agreements or understandings to which EVR LP or EVR GP will be a party or by which EVR LP or EVR GP will be bound.
(xiii)	The execution and delivery of, and performance by the Vendor Parties and Purchased Entities (as applicable) under, the Contribution Documents:
(A)	do not constitute or result in a violation or breach of, or conflict with, or allow any Person to exercise any rights under, any of the terms or provisions under the EMLP LPA or the GHO JVA except as set forth Section 3.1(k)(xiii)(A) of the Disclosure Letter;
(B)	do not constitute or result in a breach of, or allow any Person to exercise any rights under any Coal Material Contract;
(C)	do not result in a material breach of, or cause the termination or revocation of, any Authorization held by the Vendor Parties or any Purchased Entity that is necessary to the ownership of the Purchased Shares or material to the operation of the Coal Business and the Coal Assets; and
(D)	do not result in the violation of any Law,

except, in the case of subparagraphs (B) and (D), as would not have a Material Adverse Effect.

(l)	Residence of the Vendor Parties. The Vendor is not a non-resident of Canada within the meaning of the Tax Act.
(m)	Ordinary Course. Since the Interim Balance Sheet Date, the Coal Business has been carried on in the Ordinary Course in all material respects.
(n)	No Material Adverse Effect. Since the Interim Balance Sheet Date to the date of this Agreement, no Material Adverse Effect has occurred and is continuing.

(o)	Compliance with Laws. The Vendor Parties and each of the Purchased Entities is, and for the three (3) year period immediately prior to the date of this Agreement, has been, in material compliance with all material Laws (excluding Environmental Laws, which are addressed in Section 3.1(cc) and Occupational Health and Safety Laws, which are addressed in Section 3.1(ee)) applicable to the Coal Business and the Coal Assets. For the three (3) year period immediately prior to the date of this Agreement, neither the Vendor Parties nor any of the Purchased Entities has been charged or has received notice of or, to the knowledge of the Vendor Parties, is under any investigation with respect to or threatened to be charged with, any material violation or potential violation of any material Law (excluding Environmental Laws, which are addressed in Section 3.1(cc) and Occupational Health and Safety Laws, which are addressed in Section 3.1(ee)) applicable to the Coal Business and the Coal Assets.
(p)	Compliance with Anticorruption Laws. None of the Vendor Parties nor any of the Purchased Entities, nor, to the knowledge of the Vendor Parties, any of their Representatives, has, in connection with the Coal Business or the Coal Assets: (i) used or is using any corporate funds for any illegal contributions, illegal gifts, illegal entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the Corruption of Foreign Public Officials Act (Canada), Part IV of the Criminal Code (Canada) or any Law of similar effect (collectively, the "Anticorruption Laws"); (iv) established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; (v) made any bribe, illegal rebate, illegal payoff, influence payment, facilitation payment, kickback or other illegal payment of any nature; or (vi) been the subject of any Legal Proceedings for non-compliance under the Anticorruption Laws. The Vendor Parent has implemented policies and controls reasonably designed to ensure compliance with the Anticorruption Laws applicable to the Coal Business.
(q)	Compliance with Money Laundering Laws. The operation of the Coal Business and the Coal Assets by the Vendor Parties and the Purchased Entities and their Representatives is, and at all times has been, conducted in all material respects in compliance with applicable financial recordkeeping and reporting requirements and money laundering Laws and any related or similar Laws relating to money laundering (collectively, the "Money Laundering Laws"). None of the Vendor Parties, nor any of the Purchased Entities, nor, to the knowledge of the Vendor Parties, any of their Representatives, have, in connection with the operation of the Coal Business and the Coal Assets, been the subject of any Legal Proceedings for non-compliance under the Money Laundering Laws.
(r)	Sanctions. The Vendor Parties, the Purchased Entities and, to the knowledge of the Vendor Parties, their Representatives (solely to the extent they are acting in their capacity as representatives of the Coal Business), are not themselves, and in connection with the Coal Business and the Coal Assets, are not conducting business with a Person that is: (i) the subject of or listed or designated in any economic, financial or trade sanctions administered or enforced by Canada (including any such sanctions administered under the Special Economic Measures Act (Canada), the United Nations Act (Canada), the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law) (Canada), the Freezing Assets of Corrupt Foreign Officials Act (Canada), Part II.1 of the Criminal Code (Canada), and the Export and Import Permits Act (Canada)), the United States of America (including any such sanctions administered or enforced by the U.S. Department of the Treasury's Office of Foreign Assets Control or the U.S.

Department of State or Commerce), the European Union, Switzerland, His Majesty's Treasury, or any other applicable Governmental Entity or other sanctions authority (collectively, "Sanctions"); or (ii) to the knowledge of the Vendor Parties, directly or indirectly owned or controlled by, or whose property is deemed under Sanctions to be owned by, a Person described in clause (i) above, in each case in violation of applicable Sanctions or applicable Law. The Purchased Entities are, and for the three (3) year period immediately prior to the date of this Agreement have been, in compliance with applicable Sanctions. None of the Vendor Parties nor any of the Purchased Entities, nor, to the knowledge of the Vendor Parties, any of their Representatives, has, in connection with the Coal Business or the Coal Assets, been the subject of any Legal Proceedings for, or, to the knowledge of the Vendor Parties, allegations, of non-compliance with any Sanctions. The Vendor Parent has implemented policies and controls reasonably designed to ensure compliance with Sanctions applicable to the Purchased Entities.

(s)	Credit Support Instruments. As of the date of this Agreement: (i) the description and listing of the Vendor Credit Support Instruments set forth in Section 3.1(s) of the Disclosure Letter is true, complete and accurate in all material respects and (ii) there are no amounts drawn under any of the Vendor Credit Support Instruments. There are no Purchased Entities Credit Support Instruments.
(t)	Coal Authorizations. Each of the Purchased Entities are qualified, licensed or registered to carry on business in the jurisdictions listed in Section 3.1(t) of the Disclosure Letter. Except as set forth in Section 3.1(t) of the Disclosure Letter, the Purchased Entities, considered as a group, hold or possesses all material Coal Authorizations and reasonably expect to obtain (as and when required) all material Coal Authorization Amendments [REDACTED]
(u)	Coal Material Contracts. As of this date of this Agreement current, complete and, in certain cases, redacted copies of all Coal Material Contracts existing as of the date of this Agreement have been uploaded prior to the VDR Informational Cut-Off Date to the virtual data room made available by the Vendor Parent through Intralinks. The Vendor Parent and its Subsidiaries (including the Purchased Entities), as applicable, and, to the knowledge of the Vendor Parties, any other party thereto, have complied in all material respects with all terms of the Coal Material Contracts and have paid, or will pay, all amounts due thereunder in the Ordinary Course consistent with past practice, no material default or breach (or, to the knowledge of the Vendor Parties, allegation of material default or breach) exists in respect thereof on the part of the Vendor Parent or any of its Subsidiaries (including the Purchased Entities), as applicable, or, to the knowledge of the Vendor Parties, on the part of any other party thereto, and no event has occurred which, after the giving of notice or the lapse of time or both, would constitute such a material default or breach or trigger a right of termination of any of the Coal Material Contracts. As of the date of this Agreement, each of the Coal Material Contracts is in full force and effect and is a valid and binding obligation of the Vendor Parent or its Subsidiaries (including the Purchased Entities), as applicable, and, to the knowledge of the Vendor Parties, a valid and binding obligation of the other parties thereto, enforceable against them in accordance with its terms, subject to any limitation under applicable Laws relating to: (i) bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other laws of general application affecting the enforcement of creditors' rights; and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(v)	Coal Assets. Except for Overhead and Shared Services:
(i)	except as set out in Section 3.1(v)(i) of the Disclosure Letter, the Coal Assets are all of the assets, properties, claims and rights of every kind owned or held for use by the Vendor Parent and its Subsidiaries (including the Purchased Entities) related to the Coal Business, other than the Excluded Assets or other assets of de minimis value of the Vendor Parent and its Subsidiaries (other than the Purchased Entities);
(ii)	except as set out in Section 3.1(v)(ii)of the Disclosure Letter, (A) the Purchased Entities own or have the right to use, or will upon completion of the Pre-Closing Reorganization (i) own or (ii) have the right to use, on the same terms as the Vendor Parent or any of its Subsidiaries prior to the Pre-Closing Reorganization, all of the material Coal Assets, free and clear of all Liens, other than Permitted Liens and any Liens granted by or on behalf of the Purchaser or any of its Affiliates; and (B) immediately prior to Closing, the Purchased Entities will (i) own or (ii) have the right to use, on the same terms as the Vendor Parent or any of its Subsidiaries prior to the Pre-Closing Reorganization, all of the material Coal Assets (excluding Coal Authorizations, which are addressed in Section 3.1(t)), free and clear of all Liens, other than Permitted Liens and any Liens granted by or on behalf of the Purchaser or any of its Affiliates, and, immediately following the Pre-Closing Reorganization, registered title to the material Coal Mining Lands and the material Coal Mining Interests will accurately reflect the relevant registered and, to the extent currently reflected on an applicable registry maintained by any Governmental Entity, beneficial owners thereof, as applicable;
(iii)	the Coal Assets (excluding Coal Authorizations, which are addressed in Section 3.1(t)) constitute all of the material assets, properties, claims and rights of every kind necessary in order to operate the Coal Business (including the Coal Mining Interests and the Coal Mining Lands) as currently conducted. Except as set out in Section 3.1(v)(iii) of the Disclosure Letter, the Coal Mining Interests and the Coal Mining Lands constitute all of the material Mining Rights necessary to operate the Coal Business as currently proposed to be conducted;
(iv)	immediately prior to Closing, the Purchased Entities will have all of the material surface rights from landowners or Governmental Entities permitting the entry onto and use of the Coal Mining Lands as required to operate the Coal Business as currently conducted or as currently proposed to be conducted;
(v)	except as disclosed in Section 3.1(v)(v) of the Disclosure Letter, there is no Contract in favour of any Person for the purchase of any material Coal Assets owned or held for use by a Purchased Entity or the Coal Business, or any material part thereof, other than Contracts for purchases of coal in the Ordinary Course or this Agreement;

(vi)	each of the material Coal Mining Interests in respect of the Elkview, the Greenhills, the Fording River and the Line Creek operating mines is subsisting and in good standing in all material respects;
(vii)	except as disclosed in Section 3.1(v)(vii) of the Disclosure Letter: (A) there is no written claim that has been made to the Vendor Parties, or, to the knowledge of the Vendor Parties, a reasonable basis for any claim, by a third party that the Vendor Parties or their applicable Subsidiary (including the Purchased Entities) does not have the right to exploit or use the material Coal Mining Interests as currently used or exploited and as currently proposed to be used or as currently proposed to be exploited, except in each case any frivolous claim; and (B) no holder of any material Coal Mining Interest has any obligation to pay any commission, royalty or similar payment to any Person, other than any Governmental Entity, with respect to such material Coal Mining Interest;
(viii)	a current and complete copy of the most recent Annual Geotechnical Inspection (AECOM; dated March 23, 2023) received by the Vendor Parent on the Elkview coal tunnel prior to the date of this Agreement has been uploaded prior to the VDR Informational Cut-Off Date to the virtual data room made available by the Vendor Parent through Intralinks; and
(ix)	current and complete copies of the most recent dam safety reviews and annual facility performance reports for each tailings storage facility included in the Coal Assets (except, with respect to dam safety reviews, for Cardinal River) received by the Vendor Parent prior to the date of this Agreement has been uploaded prior to the VDR Informational Cut-Off Date to the virtual data room made available by the Vendor Parent through Intralinks.
(w)	Key Permitting Documents and Indigenous Groups Commitments.
(i)	Except as disclosed in Section 3.1(w)(i) of the Disclosure Letter, current and complete copies of: (A) all Key Permitting Documents prepared, issued, sent or received by the Vendor Parent or any of its Subsidiaries (including the Purchased Entities) during the three (3) year period immediately prior to the date of this Agreement have been uploaded prior to the VDR Informational Cut-Off Date to the virtual data room made available by the Vendor Parent through Intralinks; and (B) all Impact Benefit Agreements in effect as of the date of this Agreement have been uploaded prior to the VDR Informational Cut-Off Date to the virtual data room made available by the Vendor Parent through Intralinks.
(ii)	Except as disclosed in Section 3.1(w)(ii) of the Disclosure Letter or as disclosed in any Key Permitting Document or Impact Benefit Agreement, as of the date of this Agreement, neither the Vendor Parent, nor any of its Subsidiaries, has made any material and legally enforceable commitment to an Indigenous Group in connection with the Coal Business, excluding commitments for the provision of goods or services by Indigenous Groups in the Ordinary Course.
(x)	Liabilities. The Purchased Entities have no Liabilities of a type required to be reflected on a balance sheet prepared in accordance with IFRS, except: (i) those which are adequately reflected or reserved against in the balance sheet forming part of the

Interim Financial Statements as of the date of the Interim Financial Statements; (ii) those that have been incurred in the Ordinary Course since the date of the Interim Financial Statements; (iii) those expressly permitted or contemplated in connection with the transactions contemplated by this Agreement or the Pre-Closing Reorganization or listed in Section 3.1(x) of the Disclosure Letter; or (iv) those that are not material to the Coal Business.

(y)	Coal Business Books and Records. The Coal Business Books and Records: (i) have been maintained in accordance with IFRS as applicable at the relevant time in all material respects; and (ii) are stated in reasonable detail and accurately and fairly reflect the material transactions and dispositions of the Coal Business and the Coal Assets.
(z)	Expropriation. No written notice or proceeding in respect of the taking, condemnation or expropriation by any Governmental Entity of any material part of the Coal Assets (including any material Coal Mining Interests and material part of the Coal Mining Lands) has been given or commenced, nor, to the knowledge of the Vendor Parties, is any such proceeding or notice threatened.
(aa)	NGOs and Community Groups. As of the date of this Agreement, no dispute has been asserted (in a written communication or oral communication from a third party to the Vendor Parent or any of its Subsidiaries (including any of the Purchased Entities) (provided such oral communication has been reported in writing to a member of senior management of the Coal Business)) to exist between the Vendor Parent or any of its Subsidiaries (including any of the Purchased Entities), on one hand, and (i) any non-governmental organization, (ii) community, (iii) community group or (iv) Indigenous Group, on the other hand, with respect to any of the material Coal Assets or the Coal Business, except, in each case, (A) with respect to commitments for the provision of goods or services by Indigenous Groups in the Ordinary Course or (B) as would not materially affect or which is not reasonably likely to materially affect any material Coal Assets or the Coal Business.
(bb)	Financial Statements. Except as disclosed in Section 3.1(bb) of the Disclosure Letter, the Financial Statements and the Interim Financial Statements have been prepared in accordance with IFRS applied on a basis consistent with the preceding period and each presents fairly in all material respects: (A) the financial position of the Coal Business as at the respective dates of the relevant statements; and (B) the results of the operations and cash flows of the Coal Business for the period covered by the Financial Statements or Interim Financial Statements, as the case may be.
(cc)	Environmental Matters.
(i)	Except as disclosed in Section 3.1(cc)(i) of the Disclosure Letter, each of the Vendor Parent and its applicable Subsidiaries (including the Purchased Entities) have, during the three (3) year period immediately prior to the date of this Agreement, operated the Coal Business and the Coal Assets in compliance, and the Coal Business and the Coal Assets are currently in compliance, with all Environmental Laws in all material respects and all terms and conditions of all Environmental Authorizations in all material respects.
(ii)	Except as disclosed in Section 3.1(cc)(ii) of the Disclosure Letter, neither the Vendor Parent nor any of its Subsidiaries (including the Purchased Entities) are a party to any material Legal Proceeding, nor, to the knowledge of the

Vendor Parties, is any material Legal Proceeding threatened against the Vendor Parent or any of its Subsidiaries (including the Purchased Entities), which: (A) asserts or alleges that the Vendor Parent or its Subsidiaries' (including the Purchased Entities') operation of the Coal Business or the Coal Assets materially violated any Environmental Laws; (B) asserts or alleges that the Vendor Parent or its Subsidiaries (including the Purchased Entities) is required to investigate, clean up, remove or take remedial or other response action due to the Release of any Hazardous Substances in connection with the Coal Business or the Coal Assets (other than ordinary-course reclamation obligations pursuant to Environmental Laws and Environmental Authorizations); (C) asserts or alleges that the Vendor Parent or its Subsidiaries (including the Purchased Entities) is required to pay all or a portion of the cost of any past, present or future cleanup, removal or remedial or other response action which arises out of or is related to the Release of any Hazardous Substances in connection with the Coal Business or the Coal Assets (other than ordinary-course reclamation obligations pursuant to Environmental Laws and Environmental Authorizations); or (D) seeks material compensation for damages or losses suffered by any Person as a result of or relating to the Release of any Hazardous Substances in connection with the Coal Business or the Coal Assets.

(iii)	Except as disclosed in Section 3.1(cc)(iii) of the Disclosure Letter, neitherthe Vendor Parent nor any of its Subsidiaries (including the Purchased Entities) have used any of the Coal Mining Interests or Coal Mining Lands, or permitted them to be used, to generate, manufacture, refine, treat, transport, store, handle, dispose, transfer, produce or process Hazardous Substances except in compliance in all material respects with all Environmental Laws, or caused or permitted the Release of any Hazardous Substance at, on or under the Coal Mining Interests or Coal Mining Lands, or the Release of any Hazardous Substance off-site of the Coal Mining Interests or Coal Mining Lands, except in compliance in all material respects with Environmental Laws.
(iv)	Neither the Vendor Parent nor any of its Subsidiaries (including the Purchased Entities) is subject to any Order related to or arising out of a material breach or material violation of any applicable Environmental Law in respect of the Coal Business or the Coal Assets.
(v)	All material reports and studies regarding water quality impacts on human and animal health that have been prepared by or for the Coal Business or the Coal Assets from November 18, 2014 until the date of this Agreement have been uploaded prior to the VDR Informational Cut-Off Date to the virtual data room made available by the Vendor Parent through Intralinks.
(dd)	Water Treatment IP Matters.
(i)	Neither the Vendor Parent nor any of its Subsidiaries (other than the Purchased Entities) hold any Intellectual Property Rights currently used for water treatment in the Coal Business that have not been licenced to a Purchased Entity under the Water Treatment IP License.
(ii)	The Purchased Entities own, have a license to use or have available for use without license all material Technology currently used for water treatment in the Coal Business (including to implement the Elk Valley Water Quality Plan) or in respect of any Coal Asset.

(iii)	The Water Treatment IP License is in full force and effect and is a valid and binding obligation of the parties thereto, enforceable against such other parties in accordance with its terms, subject to any limitation under applicable Laws relating to: (A) bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other laws of general application affecting the enforcement of creditors' rights; and (B) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.
(iv)	The Purchased Entities are not in breach of the terms and conditions of the Water Treatment IP License. The Purchased Entities have not entered into any Contract containing terms or conditions that are inconsistent or conflicts with those set forth in the Water Treatment IP License.
(v)	The Water Treatment IP comprising registered Intellectual Property Rights are subsisting, valid, and enforceable.
(vi)	To the knowledge of the Vendor Parties, neither the Water Treatment IP nor the use thereof by the Purchased Entities infringes, violates, or misappropriates any third party Intellectual Property Rights.
(ee)	Occupational Health and Safety Matters.
(i)	Except as disclosed in Section 3.1(ee)(i) of the Disclosure Letter, for the three (3) year period immediately prior to the date of this Agreement, each of the Vendor Parent and its applicable Subsidiaries (including the Purchased Entities) have operated the Coal Business and the Coal Assets in compliance with all Occupational Health and Safety Laws in all material respects.
(ii)	Neither the Vendor Parent nor any of its Subsidiaries (including the Purchased Entities) are a party to any Legal Proceeding, nor, to the knowledge of the Vendor Parties, is any Legal Proceeding threatened against the Vendor Parent or any of its Subsidiaries (including any of the Purchased Entities) that (A) asserts or alleges that the Vendor Parent or its Subsidiaries' (including the Purchased Entities) operation of the Coal Business or the Coal Assets violated any Occupational Health and Safety Laws in any material respect; or (B) seeks compensation for Damages suffered by any Person or Governmental Entity as a result of or relating to a violation of any Occupational Health and Safety Laws in any material respect by the Vendor Parent or any of its Subsidiaries (including the Purchased Entities) in respect of the operation of the Coal Business.
(iii)	There are no Orders under Occupational Health and Safety Laws relating to the Coal Business or the Coal Assets which are currently outstanding that would materially affect the Coal Business or the Coal Assets.
(ff)	Relationships with Customers and Suppliers. As of the date of this Agreement, the Vendor Parties have not received any written notice that any customer or supplier whose relationship with the Coal Business or the Coal Assets, if changed, would be material to the Coal Business or the Coal Assets, intends to cancel, terminate or otherwise adversely modify or not renew its relationship with the Vendor Parties or their respective Subsidiaries (including the Purchased Entities).

(gg)	Neptune Terminals.
(i)	Neptune Terminals is duly formed and existing under the Laws of its jurisdiction of existence and has not been discontinued or dissolved under such Laws. To the knowledge of the Vendor Parties, no steps or proceedings have been taken to authorize or require the discontinuance or dissolution of Neptune Terminals. Neptune Terminals has the power to own and operate its assets and property.
(ii)	As of the date of this Agreement, Neptune Terminals has authorized capital of 1,000,000 common shares and 345,200 issued and outstanding common shares. TCP, as of the date of this Agreement and of the Closing, is the registered holder and beneficial owner of 160,000 common shares of Neptune Terminals, and all such shares have been duly authorized, validly issued and fully paid and non-assessable.
(iii)	Other than as set out in Section 3.1(gg)(iii) of the Disclosure Letter, there are no material Contracts between Neptune Terminals, on one hand, and the Vendor Parent or any of its Subsidiaries (including the Purchased Entities), on the other hand.
(iv)	(A) As of the date of this Agreement, to the knowledge of the Vendor Parties, no Default or Event of Default (each as defined under the RBC Credit Agreement) has occurred and is continuing under the RBC Credit Agreement, and (B) as at September 30, 2023, to the knowledge of the Vendor Parties, the aggregate principal amount of Indebtedness owing by Neptune Terminals under the RBC Credit Agreement is [REDACTED], of which [REDACTED] is attributable to TCP.
(v)	Section 3.1(gg)(v) of the Disclosure Letter sets forth a list of all of the Contracts in respect of Indebtedness that, as of the date of this Agreement, are outstanding (as debtor and creditor) as between the Vendor Parties and their respective Subsidiaries (including the Purchased Entities), on the one hand, and Neptune Terminals, on the other hand. To the knowledge of the Vendor Parties, such Indebtedness that is owing by Neptune Terminals is a valid and binding obligation of Neptune Terminals.
(vi)	Document 1.5.5.6 of the virtual data room made available by the Vendor Parent through Intralinks is the document that, to the knowledge of the Vendor Parties, was used as of the date of this Agreement by Ernst & Young LLP to audit the Statement of cost of service for Neptune Terminals for the year ending December 31, 2022.
(vii)	To the knowledge of the Vendor Parties, no material filing with, notice to, or Authorization of, any Governmental Entity is required on the part of Neptune Terminals as a condition to the lawful completion of the transactions contemplated by this Agreement, including the Pre-Closing Reorganization.
(viii)	(A) The most recent annual financial statements of Neptune Terminals, prepared for or on behalf of Neptune Terminals, prior to the date of this Agreement have been uploaded prior to the VDR Informational Cut-Off Date to the virtual data room made available by the Vendor Parent through Intralinks, and (B) to the knowledge of the Vendor Parties, such financial statements have been prepared in accordance with the financial reporting provisions of the Neptune Shareholders Agreement, and present fairly in all material respects: (I) the financial position of Neptune Terminals as at the date of such financial statements; and (II) the results of the operations and cash flows of Neptune Terminals for the period covered by such financial statements.

(hh)	Taxes. Subject to the items set forth in Section 3.1(hh) of the Disclosure Letter or Section 11.2(2)(b) or in respect of the Pre-Closing Reorganization:
(i)	all material Tax Returns required to be filed by the Purchased Entities have been duly and timely filed and each such material Tax Return is true, correct and complete in all material respects;
(ii)	the Purchased Entities have paid or remitted to all applicable Governmental Entities all material Taxes which are due and payable by them, as applicable, within the time required by Law and the Purchased Entities have paid or remitted to all applicable Governmental Entities all material Taxes which are due and payable by them;
(iii)	there are no currently in force agreements, waivers or other arrangements providing for any extension of time with respect to the filing of any material Tax Return by the Purchased Entities, the payment of any material Taxes by the Purchased Entities, or the period for any assessment or reassessment of material Taxes;
(iv)	to the knowledge of the Vendor, (A) there are no Legal Proceedings which are now active, pending or threatened against the Purchased Entities in respect of material Taxes, and (B) there are no matters under discussion with any Governmental Entity in respect of any material Taxes which could result in any Lien on the Coal Assets;
(v)	the Purchased Entities have duly and timely withheld all material Taxes and other amounts required by Law to be withheld by them (including material Taxes and other material amounts required to be withheld by them in respect of any amount paid or credited or deemed to be paid or credited by them to or for the account or benefit of any Person, including any Coal Employee or any non-resident Person), and have duly and timely remitted to the appropriate Governmental Entity such material Taxes and other material amounts required by Law to be remitted by them;
(vi)	the Purchased Entities (or the Vendor Parties or their respective Subsidiaries (other than the Purchased Entities) on behalf of the Purchased Entities) currently maintain in all material respects at their place of business in Canada all records and books of account required to be maintained under the Tax Act, the Excise Tax Act (Canada) and any comparable Laws of any province or territory in Canada, including Laws relating to sales and use Taxes;
(vii)	none of the Purchased Entities are a party to any Tax indemnification, Tax allocation or Tax sharing agreement that could give rise to a material payment or material indemnification obligation of the Purchased Entities after the Closing Date;

(viii)	no facts, circumstances or events exist or have existed that have resulted in, or will result in, any material Taxes as a result of the application of any of sections 15, 17, 79 to 80.04 of the Tax Act (or any similar provision of a Law of any province or territory of Canada) to any of the Purchased Entities;
(ix)	the Purchased Entities are not subject to liability for any material Taxes of any other Person. The Purchased Entities have not acquired property from any Person in circumstances where the Purchased Entities did or could become liable for any material Taxes of such Person. None of the Purchased Entities have entered into any agreement with, or provided any undertaking to, any Person pursuant to which any Purchased Entity has assumed liability for the payment of any material income Taxes owing by such Person;
(x)	to the extent required under Law, the Purchased Entities have complied in all material respects with all transfer pricing requirements under the Tax Act and under the Laws of all other jurisdictions in which each of them carries on business, including paragraphs 247(4)(a) to (c) of the Tax Act; and
(xi)	the aggregate undepreciated capital cost of depreciable property of class 41 of the Purchased Entities, for purposes of the Tax Act, is estimated to be approximately C$1.7 billion as of October 31, 2023, and, subject to the Pre-Closing Reorganization and the Contribution Transactions, will only be altered in any material respect prior to Closing in the Ordinary Course, including for greater certainty through the Purchased Entities claiming deductions under paragraph 20(1)(a) of the Tax Act.
(ii)	Coal Employees.
(i)	There is no unfair labour practice complaint, strike, labor dispute, work slow-downs or stoppage, controversies or other labour relations difficulties, grievance or arbitration proceeding in progress or, to the knowledge of the Vendor Parties, threatened with respect to the Coal Employees which, if determined adversely to the Purchased Entities, would have a Material Adverse Effect.
(ii)	There are no outstanding assessments, penalties, fines, charges, surcharges, or other amounts due or owing by the Vendor Parent or any of its Subsidiaries (including the Purchased Entities) relating to the Coal Business or the Coal Assets that would have a Material Adverse Effect.
(iii)	All Coal Employees have been for the three (3) year period immediately prior to the date of this Agreement, and are currently, in each case, as applicable, employed in compliance with all applicable legislation relating to employees except for such acts of non-compliance that would not have a Material Adverse Effect. There are no Legal Proceedings now active, pending or, to the knowledge of the Vendor Parties, threatened involving any Coal Employee that, if decided against the Vendor Parent or any of its Subsidiaries (including the Purchased Entities), would be material to the Coal Business.

(iv)	Except as disclosed in Section 3.1(ii)(iv) of the Disclosure Letter, as of the date of this Agreement, no labour union, trade union, bargaining agent or employee organization or group that may qualify as a trade union or association (A) holds bargaining rights with respect to any Coal Employee by way of certification, interim certification, voluntary recognition, or succession rights, or (B) has, to the knowledge of the Vendor Parties, applied to be certified as the bargaining agent of any Coal Employees.
(v)	All accrued amounts due and payable to Coal Employees and former Coal Employees (including but not limited to wages, vacation pay, holiday pay, and overtime pay) have been paid in full in all material respects.
(vi)	Section 3.1(ii)(vi) of the Disclosure Letter contains a correct and complete list as of the date of this Agreement of the names and job descriptions of the Vendor Employees who, subject to Section 9.1(2), will be offered employment with TCL or one of the other Purchased Entities pursuant to Section 9.1(1)(b) (each, a "Transferred Employee").
(vii)	Folder 1.14.12.1 of the virtual data room made available by the Vendor Parent through Intralinks sets out, as of five (5) Business Days prior to the date of this Agreement, (A) each Coal Employee whose annual base salary exceeds C$300,000 (each, a "Specified Coal Employee") and (B) such Specified Coal Employee's compensation, including salary, wage rate, commission, applicable terms of all cash bonus opportunities and short- and long-term incentive opportunities (including performance targets, if any, and whether in the form of cash or otherwise) and other forms of compensation, benefits (including which Coal Employee Plans, Coal Pension Plans, and Vendor Employee Plans they participate in), any provisions for the acceleration of benefits or for payments upon termination or a change of control, other than such as results by applicable Law from the employment of an employee without such a provision, and the location of employment or provision of services.
(viii)	Other than as set out in Section 3.1(ii)(viii) of the Disclosure Letter, there are no Contracts providing for the payment of cash or other compensation or benefits (including any increase in or any acceleration in time for payment or the vesting or funding of such compensation or benefits) to any Coal Employee, Former Coal Employee or any Transferred Employee resulting directly from the execution and delivery of, and performance by the Vendor of, this Agreement and the consummation of the transactions contemplated hereby, including the Pre-Closing Reorganization.
(jj)	Coal Employee Plans.
(i)	All contributions and premiums in respect of each Coal Employee Plan have been paid in a timely fashion in accordance with the terms of each Coal Employee Plan and applicable Laws, except where failure to do so would not have a Material Adverse Effect.
(ii)	Section 3.1(jj)(ii) of the Disclosure Letter lists all Coal Employee Plans. Current and complete copies of all material Coal Employee Plans, as amended, as of the date of this Agreement, together with all related material documentation, including the most recent actuarial reports (A) filed with a Governmental Entity in respect of the Coal Pension Plans, and (B) obtained in respect of any other Coal Employee Plan, as applicable, in each case, as of the date of this Agreement, have been uploaded to the virtual data room made available by the Vendor Parent through Intralinks. As of the date of this Agreement, no material amendments or improvements to any Coal Employee Plan have been promised by the Vendor Parent or any of its Subsidiaries (including the Purchased Entities).

(iii)	All Coal Employee Plans comply, and have been administered and funded, in all material respects in accordance with all applicable Laws.
(iv)	Other than in respect of routine claims for benefits, no Coal Employee Plan is subject to any material Legal Proceeding which is now active, pending or, to the knowledge of the Vendor Parties, threatened by any Person.
(v)	The execution and delivery of, and performance by the Vendor of, this Agreement and the consummation of the transactions contemplated by it will not: (i) accelerate the time of payment or vesting of any non-de minimis amounts under any Coal Employee Plan; (ii) result in an obligation to fund (through a trust or otherwise) any non-de minimis compensation or benefits under any Coal Employee Plan; (iii) increase any non-de minimis amount payable under any Coal Employee Plan; or (iv) result in the acceleration of any other non-de minimis obligation pursuant to any Coal Employee Plan.
(kk)	Litigation. Except as disclosed in Section 3.1(kk) of the Disclosure Letter, there are no Legal Proceedings active, pending, or, to the knowledge of the Vendor Parties, threatened, against the Vendor Parent or its Subsidiaries (including the Purchased Entities) affecting the Coal Business or any of the Coal Assets, the Coal Authorizations, the Coal Authorization Amendments, or the Coal Material Contracts by any Person or by or before any Governmental Entity and there is no bankruptcy, liquidation, winding up or other similar Legal Proceeding, nor is there a Legal Proceeding that could result in a criminal offence, active, pending, or, to the knowledge of the Vendor Parties, threatened, against or relating to the Vendor Parent or its Subsidiaries (including the Purchased Entities) affecting the Coal Business, the Coal Assets, the Coal Authorizations, the Coal Authorization Amendments or the Coal Material Contracts by or before any Governmental Entity, in each case that, if decided against any of the Vendor Parent or its Subsidiaries (including the Purchased Entities), would be material to the Coal Business, other than, in respect of Legal Proceedings arising after the date of this Agreement, any such Legal Proceeding which the Vendor can reasonably demonstrate would not have arisen but for the entering into or the announcement of this Agreement. None of the Vendor Parent or its Subsidiaries (including the Purchased Entities) are subject to any outstanding material Order, other than any such Order which the Vendor can reasonably demonstrate would not have arisen but for the entering into or the announcement of this Agreement.
(ll)	GHO JVA. The Liquidation Phase (as defined in the GHO JVA in the form disclosed to the Purchaser Parties prior to the date of this Agreement) has not commenced and no condition or circumstance exists that has resulted in or could reasonably be expected to result in such Liquidation Phase commencing.
(mm)	Continuing Operations. [REDACTED]

[REDACTED]

(nn)	No Broker's Fees. None of the Purchaser Parties nor the Purchased Entities will be liable for any brokerage commission, finder's fee or other similar payment in connection with the transactions contemplated by this Agreement because of any action taken by, or agreement or understanding reached by, the Vendor Parties or their respective Subsidiaries (including the Purchased Entities).
(oo)	Due Diligence by Vendor Parties. Each of the Vendor Parties, in making the determination to proceed with the transactions contemplated by the Agreement, has relied solely on the results of its own independent investigation and the representations and warranties expressly set out in Article 4 or in a certificate delivered by a Purchaser Party under this Agreement.
Section 3.2	No Other Representations and Warranties.

Except for the representations and warranties contained in this Article 3 or in a certificate delivered by a Vendor Party under this Agreement, neither of the Vendor Parties nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Vendor Parties or the Purchased Entities, including any representation or warranty as to the accuracy or completeness of any information regarding the Vendor Parties, the Purchased Entities, the Coal Business or the Coal Assets furnished or made available to the Purchaser Parties (including any information, documents or material made available to the Purchaser Parties, management presentations or in any other form in expectation of the transactions contemplated hereby) or as to the future revenue, profitability or success of the Purchased Entities, the Coal Business or the Coal Assets, or any representation or warranty arising from statute or otherwise in Law.

Article 4
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES

Section 4.1	Representations and Warranties of the Purchaser Parties

Each of the Purchaser Parties, jointly and severally, represents and warrants, as of the date of this Agreement and as of the Closing Date (except to the extent any such representations and warranties, by their terms, are made expressly as of a specified date), as follows to the Vendor and acknowledges and confirms that the Vendor is relying on such representations and warranties in connection with the Pre-Closing Reorganization and the sale by the Vendor of the Purchased Shares:

(a)	Organization. Each of the Purchaser Parties is a corporation incorporated and existing under the Laws of its jurisdiction of incorporation. Each of the Purchaser Parties has the corporate power to enter into and perform its obligations under this Agreement.

(b)	Authorization. The execution and delivery of and performance by each of the Purchaser Parties of this Agreement have been, or will be at or prior to Closing, authorized by all necessary corporate action on the part of the Purchaser Parties.
(c)	No Conflict. The execution and delivery of and performance by each of the Purchaser Parties of this Agreement:
(i)	do not and will not constitute or result in a violation or breach of, or conflict with, or allow any Person to exercise any rights under, any of the terms or provisions of the Organizational Documents of the Purchaser Parties;
(ii)	do not and will not constitute or result in a breach or violation of, or conflict with or allow any Person to exercise any rights under, any Contract, license, lease or instrument to which it is a party; and
(iii)	do not result in the violation of any Law in any material respect, assuming the Key Regulatory Approvals are obtained.
(d)	Required Authorizations. Except for the Key Regulatory Approvals, no filing with, notice to or Authorization of, any Governmental Entity is required on the part of the Purchaser Parties as a condition to the lawful completion of the transactions contemplated by this Agreement.
(e)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by the Purchaser Parties and constitutes legal, valid and binding agreements of the Purchaser Parties, enforceable against each of them in accordance with its terms, subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other similar Laws of general application affecting creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies including specific performance and injunction.
(f)	Purchaser's Financing. The Purchaser Parties will have immediately prior to and at the Closing all funds on hand necessary to pay the Purchase Price in full. The Purchaser Parties have, as of the date of this Agreement and will have at all times prior to the termination of this Agreement, all funds on hand necessary to pay, if applicable, the Reverse Termination Payment in full.
(g)	Litigation. There are no Legal Proceedings active, pending, or to the Purchaser Parties' knowledge, threatened against either of the Purchaser Parties, which prohibits, restricts or seeks to enjoin the transactions contemplated by this Agreement.
(h)	Pending Transactions. As of the date of this Agreement, none of the Purchaser Parties nor any of their Affiliates has entered into any:
(i)	transaction to acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person who is a competitor to the Coal Business where the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to; or

(ii)	offtake agreement to purchase coking coal with a term of five (5) years or more, where the entering into of such an agreement would reasonably be expected to,

in any case (A) impose any delay in the obtaining of, or increase the risk of not obtaining, any Key Regulatory Approvals, or declarations of any Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period; (B) increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated hereby; or (C) delay the consummation of the transactions contemplated hereby.

(i)	Sanctions. The Purchaser Parties and their Affiliates are not: (i) (A) the subject of or listed or designated in any Sanctions; or (B) a Person directly or indirectly owned or controlled by, or whose property is deemed under Sanctions to be owned by, a Person described in (A); and (ii) as at the date of this Agreement conducting business with a Person that is described in clause (i), in each case in violation of applicable Sanctions or applicable Law. The Purchaser Parties and their Affiliates have implemented and will continue to maintain policies and controls designed to ensure compliance with applicable Sanctions.
(j)	AML. The consideration payable by the Purchaser to the Vendor for the Purchased Shares will not, in whole or in part, be Proceeds of Crime.
(k)	Brokers. Neither the Vendor Parties nor any of their respective Subsidiaries will be liable for any brokerage commission, finder's fee or other similar payment in connection with the transactions contemplated by this Agreement because of any action taken by, or agreement or understanding reached by, the Purchaser Parties.
(l)	Due Diligence by Purchaser Parties. Each of the Purchaser Parties acknowledge that it has conducted to its satisfaction an independent investigation of the business, operations, assets, Liabilities and financial condition of the Coal Business, the Coal Assets and the Purchased Entities and, in making the determination to proceed with the transactions contemplated by the Agreement, has relied solely on the results of its own independent investigation and the representations and warranties expressly set out in Article 3 or in a certificate delivered by a Vendor Party under this Agreement.
Section 4.2	No Other Representations and Warranties.

Except for the representations and warranties contained in this Article 4 or in a certificate delivered by a Purchaser Party under this Agreement, neither of the Purchaser Parties nor any other Person has made or makes any other express or implied representation or warranty, either written or oral, on behalf of the Purchaser Parties, including any representation or warranty as to the accuracy or completeness of any information regarding the Purchaser Parties furnished or made available to the Vendor Parties (including any information, documents or material made available to the Vendor Parties, management presentations or in any other form in expectation of the transactions contemplated hereby) or any representation or warranty arising from statute or otherwise in Law.

ARTICLE 5
PRE-CLOSING COVENANTS OF THE PARTIES

Section 5.1	Conduct of Business Prior to Closing
(1)	Except (a) as set forth in Section 5.1 of the Disclosure Letter, (b) as contemplated in the Business Plan, (c) as otherwise contemplated, permitted or required by this Agreement, including as set out in Section 5.13 or Section 5.14, the Pre-Closing Reorganization, or the Contribution Transactions or other transactions contemplated by the Contribution Documents in accordance with Section 5.15, (d) as required by Law or the terms of any Contract that has been Fairly Disclosed prior to the VDR Disclosure Cut-Off Date in the virtual data room made available by the Vendor Parent through Intralinks, (e) to take into account, in good faith and on a commercially reasonable basis, any applicable COVID-19 Measures or in response to the actual or reasonably anticipated effect of the COVID-19 pandemic, (f) as reasonably required to respond appropriately and prudently to an emergency or disaster or (g) with the prior written consent of the Purchaser Parties (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, the Vendor Parent shall, and shall cause the Vendor and the Vendor Parent's applicable Subsidiaries to, use commercially reasonable efforts to:
(i)	conduct and operate the Coal Business and the Coal Assets in the Ordinary Course;
(ii)	implement the Business Plan;
(iii)	maintain and preserve material Coal Authorizations and pursue applications for material Coal Authorization Amendments in a manner consistent with the permitting strategy determined by the Vendor Parent acting reasonably and disclosed to the Purchaser;
(iv)	maintain and preserve, in all material respects, the goodwill of the Coal Business; and
(v)	manage relationships and dealings with (A) Governmental Entities and Indigenous Groups having business relationships with the Coal Business and (B) Coal Employees, in each case, in the Ordinary Course.
(2)	Without limiting Section 5.1(1), during the Interim Period, except (a) as set forth in Section 5.1 of the Disclosure Letter, (b) as contemplated in the Business Plan, (c) as otherwise contemplated, permitted or required by this Agreement, including as set out in Section 5.13 or Section 5.14, the Pre-Closing Reorganization, or the Contribution Transactions or other transactions contemplated by the Contribution Documents in accordance with Section 5.15, (d) as required by Law or the terms of any Contract that has been Fairly Disclosed prior to the VDR Disclosure Cut-Off Date in the virtual data room made available by the Vendor Parent through Intralinks, (e) to take into account, in good faith and on a commercially reasonable basis, any applicable COVID-19 Measures or in response to the actual or reasonably anticipated effect of the COVID-19 pandemic, (f) as reasonably required to respond appropriately and prudently to an emergency or disaster or (g) with the prior written consent of the Purchaser Parties (which consent shall not be unreasonably withheld, conditioned or delayed), during the Interim Period, the Vendor Parent shall not, and shall cause the Vendor and each of the Vendor Parent's applicable Subsidiaries to not:

(i)	sell, transfer, dispose of or encumber with any Lien other than Permitted Liens any of the material Coal Assets, other than (A) sales, transfers or dispositions in the Ordinary Course, (B) Coal Assets (I) associated with discontinued operations or (II) which are superfluous, obsolete, not necessary for the operations of the Coal Business, fully depreciated or at the end of their useful life, or (C) Coal Assets which do not have a fair market value, nor a purchase price, that exceeds C$50 million in aggregate in any twelve (12) month period for all such transactions under this subclause (C);
(ii)	sell, transfer, dispose of or encumber with any Lien other than Permitted Liens any of TCP's common shares in Neptune Terminals;
(iii)	enter into, extend, renew, terminate or amend in any material respect, or waive any material right or material interest under, any Coal Material Contract, other than Vendor Credit Support Instruments entered into, extended, renewed, terminated or amended in accordance with Section 5.9(1) and provided that the Vendor Parent and its Subsidiaries (including the Purchased Entities) may, acting in the Ordinary Course:
(A)	enter into or renew any agreement on arm's length terms to acquire goods or services for the Coal Business as it is currently conducted or currently proposed to be conducted;
(B)	amend or waive any right under an existing Material Transportation Agreement, provided that such amendment or waiver does not (I) increase the tonnage to be transported under a Material Transportation Agreement for a period longer than one-hundred and eighty (180) days from the date that is thirty-one (31) days after the date that the relevant amendment is executed or (II) result in any increase to the term of the existing Material Transportation Agreement;
(C)	enter into or renew a new offtake or purchase arrangement in respect of coal so long as such arrangement has a term of no longer than twelve (12) months;
(D)	renew any Material Offtake Arrangement existing on the date of this Agreement that would otherwise expire during the Interim Period so long as: (I) such renewed term is no longer than the term of the existing Material Offtake Arrangement that is being renewed; (II) such renewed annual tonnage is no greater than the tonnage of the existing Material Offtake Arrangement that is being renewed; and (III) such renewal, if executed prior to November 30, 2024, is executed no earlier than the date that is ninety (90) days prior to the date that such existing Material Offtake Arrangement would otherwise expire, and if executed on or after November 30, 2024, is executed no earlier than the date that is thirty one (31) days prior to the date that such existing Material Offtake Arrangement would otherwise expire; and
(E)	amend any Material Offtake Agreement so long as such amendment does not: (i) result in any increase in annual tonnage agreed to under the Material Offtake Agreement; (ii) result in any increase to the term of the existing Material Offtake Arrangement (except as permitted by Section 5.1(2)(iii)(D)); or (iii) result in a material change to the pricing methodology, except to the extent permitted or required by the terms of the Material Offtake Agreement;

(iv)	in the case of Neptune Terminals only, exercise any applicable rights held by TCP in connection with its common shares in Neptune Terminals to use commercially reasonable efforts to cause Neptune Terminals not to:
(A)	make any loans, capital contributions, investments or advances to any Person, other than in the Ordinary Course or distributions to shareholders in accordance with the Neptune Shareholders Agreement;
(B)	make any material change to its Organizational Documents;
(C)	effect any dissolution, winding-up, liquidation or termination of Neptune Terminals;
(D)	make any material change to Neptune Terminals' accounting policies or adopt new accounting policies, in each case, except as required by IFRS, any Governmental Entity, or applicable Law or regulatory guidelines; or
(E)	issue, grant, deliver or sell any additional securities, or any options, warrants, calls, conversion privileges or rights of any kind to acquire, or convertible into or exchangeable for, any securities of Neptune Terminals;
(v)	waive, relinquish, terminate or transfer any rights of material value under any material Coal Authorization or any material Coal Mining Interest or waive or terminate any application for a material Coal Authorization Amendment, except, in each case, in a manner consistent with the permitting strategy determined by the Vendor Parent acting reasonably and disclosed to the Purchaser;
(vi)	enter into any new Shared Contract unless provision is made such that: (A) all rights and obligations of the Vendor Parent and/or its applicable Subsidiaries (other than the Purchased Entities) in respect of such Shared Contract (or any portion thereof) shall remain with the Vendor Parent or such Subsidiaries, as applicable following the Closing; and (B) all rights and obligations of the applicable Purchased Entities in respect of such Shared Contract (or any portion thereof) shall remain with the applicable Purchased Entities following the Closing;
(vii)	commence, settle or compromise any material Legal Proceeding in respect of the Coal Business or the Coal Assets;
(viii)	in the case of the Purchased Entities only:
(A)	make any loans, capital contributions, investments or advances to any Person (other than to another Purchased Entity) other than in the Ordinary Course;

(B)	make any material change to their respective Organizational Documents;
(C)	effect any dissolution, winding-up, liquidation or termination of any of the Purchased Entities;
(D)	make any material change to the Purchased Entities' accounting policies or adopt new accounting policies, in each case, except as required by IFRS, any Governmental Entity, or applicable Law or regulatory guidelines (including any changes that the Vendor Parent is required to make in respect of the accounting policies of it and its Subsidiaries on a consolidated basis) or those changes made by the Vendor Parent in respect of the generally applicable accounting policies of it and its Subsidiaries on a consolidated basis and not in response to the transactions contemplated by this Agreement; or
(E)	issue, grant, deliver or sell any additional securities, or any options, warrants, calls, conversion privileges or rights of any kind to acquire, or convertible into or exchangeable for, any securities of any Purchased Entity;
(ix)	except in connection with the terms of any Collective Bargaining Agreement renewed, extended or modified in accordance with Section 5.1(2)(xi), amend a material Coal Employee Plan in any material respect, materially increase the benefits to which Coal Employees are entitled under any material Employee Plan, or promise any material amendments or material improvements to any material Coal Employee Plan in each case other than in the Ordinary Course;
(x)	except in connection with the terms of any Collective Bargaining Agreement renewed, extended or modified in accordance with Section 5.1(2)(xi), grant any material increase or make any material decrease in the rate of wages, salaries, bonuses, annual target cash bonuses or other compensation of any Specified Coal Employee or Transferred Employee, other than in the Ordinary Course;
(xi)	renew, extend or modify any Collective Bargaining Agreement (including, for the avoidance of doubt, the Line Creek Collective Bargaining Agreement (between Line Creek operations and the International Union of Operating Engineers Local 115 expiring May 31, 2024)), or let any Collective Bargaining Agreement expire, in each case without first: (A) providing the Purchaser with reasonable written notice of any such renewal, extension, modification or expiry (and any material steps taken in connection with any such renewal, extension, modification or expiry); (B) providing the Purchaser with a reasonable opportunity to provide comments to the Vendor in connection with any such renewal, extension or modification, or any material steps in connection therewith or any expiry (provided that if there will be collective bargaining in respect of any such renewal, extension, modification or expiry, the opportunity to comment will be solely in respect of the bargaining mandate and any material amendment thereto); and (C) considering and taking into account in good faith any comments provided by the Purchaser as contemplated in clause (B) above;
(xii)	in the case of the Purchased Entities only, (A) make (other than in the Ordinary Course), change or revoke any material Tax election, (B) file any amended material Tax Return or otherwise modify any previously filed material Tax Return; (C) prepare, file, or take any position on any material Tax Return inconsistent with past practice in any material respect; (D) change, modify, or adopt any material Tax accounting policies or any material Tax accounting methods, principles, or practices; (E) settle, consent to, or otherwise compromise (in whole or in part) any material Tax claim, audit, examination, investigation or assessment; (F) surrender or otherwise waive any right to claim a material Tax refund; or (G) consent to any waiver or extension of any applicable statute of limitations with respect to material Taxes; or

(xiii)	agree, in writing or otherwise, to take any of the foregoing actions.

[REDACTED]

[REDACTED]

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(4)	The Vendor will promptly (and in any event within two (2) Business Days) notify the Purchaser in writing of any change, event, occurrence, effect or circumstance that, individually or in the aggregate, could reasonably be expected to constitute a Material Adverse Effect.

(5)           The Vendor Parent will, and will cause each of its Subsidiaries and Representatives to, immediately after the execution of this Agreement:

(a)	cease all existing (and not commence any new) discussions or negotiations with third parties (other than the Purchaser Parties) relating to the sale of the Coal Assets, the Coal Business or any part thereof, other than sales, transfers or dispositions permitted in accordance with Section 5.1(2); and
(b)	save as permitted in accordance with Section 5.1(2), not solicit, initiate or encourage any inquiry, proposal, expression of interest or offer for all or any part of the Coal Business, the Coal Assets or any Purchased Entity (or any transaction or arrangement that could reasonably be expected to result in such inquiry, proposal, expression of interest or offer) from any third party, in each case until, if applicable, the termination of this Agreement in accordance with its terms, and other than (i) transactions in respect of the Vendor Parent or securities of the Vendor Parent that would not restrain, prevent, restrict or delay the Closing or (ii) in connection with the Contribution Transactions.

(6)	Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, nothing set forth in this Agreement shall give the Purchaser Parties, directly or indirectly, the right to control or direct the operations of the Coal Business prior to the Closing Date.

(7)	Unless a material change in circumstances has occurred following the date of the Business Plan (including, for greater certainty, any material change in metallurgical coal prices or as a result of any material increases in the cost of goods or services used by the Coal Business), the Vendor shall not materially modify the Business Plan. If the Vendor determines that a material change in circumstances has occurred following the date of the Business Plan and therefore a material modification to the Business Plan is required, the Vendor shall provide reasonable advance written notice (and in any event no less then seven (7) Business Days notice) of the date of any such proposed material modification to the Business Plan to the Purchaser together with a copy of such proposed material modification along with written documents supporting the basis for Vendor's determination that any such material modification is required. Prior to making any such material modification, the Vendor shall: (a) seek the Purchaser's input in respect of any such material modification (provided the Purchaser shall have not more than seven (7) Business Days to review and provide to the Vendor Parties comments on such material modifications); (b) provide the Purchaser with such additional documents as the Purchaser may reasonably request within such seven (7) Business Day period; and (c) shall give reasonable consideration to any input from the Purchaser including providing written reasons to the extent that the Vendor rejects such input within such seven (7) Business Day period. For greater certainty, the Vendor may, at any time, make modifications to the Business Plan that are not material, including a non-material modification in response to a non-material change in circumstances, and it shall give the Purchaser notice of any such modifications within seven (7) Business Days of making such non-material modifications. Notwithstanding the foregoing, in no event will the Vendor be obligated to provide access to, or to disclose, any information to the Purchaser Parties if the Vendor reasonably determines in good faith after consultation with the Purchaser (and reasonably considering any mitigation measures such as the use of "clean teams") that such access or disclosure cannot be made without: (i) violating applicable Law; (ii) violating any obligations of the Vendor Parties, any of their respective Subsidiaries or any other Person with respect to confidentiality in any material respect; (iii) disclosing any commercially sensitive or competitive information, trade secrets or similar information; or (iv) jeopardizing any privilege claim by the Vendor Parties or any of their respective Subsidiaries. For greater certainty, the Business Plan as modified from time to time in accordance with this Section 5.1(7) shall be the Business Plan for all purposes under this Agreement.

(8)	[REDACTED]

[REDACTED]

(9)	Promptly following the date of this Agreement, the Vendor Parties will deliver to the Purchaser Parties one or more USB electronic storage devices containing the documents and other materials that were made available in the virtual data room made available by the Vendor Parent through Intralinks, and including an index indicating, for each such document or other material, the date that it was uploaded to the virtual data room. The Vendor Parent will cause Intralinks to continue to provide the Purchaser and its Representatives with access to the virtual data room made available by the Vendor Parent through Intralinks until the earlier of (a) the Closing or (b) the date on which this Agreement is terminated in accordance with its terms. The Vendor Parent hereby confirms that (i) not later than the VDR Informational Cut-Off Date, the Vendor Parent ceased, and caused its Affiliates and Representatives to cease, uploading documents and other materials to the virtual data room made available by the Vendor Parent through Intralinks; and (ii) prior to entering into this Agreement, the Vendor Parent caused Intralinks to close the upload function to the virtual data room made available by the Vendor Parent through Intralinks.
(10)	The Purchaser will promptly (and in any event, within five (5) Business Days following the date of this Agreement) designate four (4) individuals (who the Purchaser will ensure (a) devote the requisite time and attention to any consents or approvals sought by the Vendor Parties under this Agreement, and (b) have (or have access to) sufficient resources and expertise to address such consents or approvals) from any of whom the Vendor Parties may seek consent or approval to undertake any actions not permitted to be taken under this Agreement, and will ensure that one of such individuals will respond, on behalf of the Purchaser, to the Vendor Parties' requests in an expeditious manner (and in any event, unless a timeline is specifically stated in the applicable provision of this Agreement, within five (5) Business Days of the request), with email being sufficient for any request by the Vendor Parties for consent or approval and any grant by the Purchaser of any consent or approval; provided that any such email must copy all of the designated individuals.
(11)	No later than five (5) Business Days prior to the Closing, or such other date as agreed by the Parties, the Vendor Parties will provide to the Purchaser a list of titles of Vendor Employees of the Vendor Parent or one of its Subsidiaries (other than the Purchased Entities) that the Vendor Parties determine, acting in a commercially reasonable manner, spend significant working time on the Coal Business or the Coal Assets, but are not Transferred Employees.

Section 5.2	Key Coal Employee Matters; Employee Matters; Non-Solicitation

(1)	During the Interim Period, subject to compliance with applicable Antitrust Laws, the Vendor covenants and agrees to, and to cause its applicable Subsidiaries to, reasonably cooperate with the Purchaser in its contact and discussions with the Key Coal Employees for the purposes of discussing new employment agreements and arrangements and incentive and retention plans to be entered into or given effect upon Closing; provided that the Vendor and the Purchaser shall jointly devise and implement a communications plan in respect of the Coal Employees. For greater certainty, no such new employment arrangements with any Key Coal Employee shall be a condition to the Closing.
(2)	During the Interim Period, subject to compliance with applicable Antitrust Laws, the Vendor covenants and agrees to, and to cause its applicable Subsidiaries to, reasonably cooperate with the Purchaser in its contact and discussions with the Coal Employees who perform marketing or logistics services that will be required for purposes of implementing marketing in accordance with the MMSA for the purposes of transitioning such Coal Employees to the Manager (as defined in the MMSA) effective upon Closing. For greater certainty, no such new employment arrangements with such Coal Employees shall be a condition to the Closing.
(3)	None of the Purchaser, the Guarantor nor any of their respective Affiliates shall, during the period beginning on the date of this Agreement and continuing to the earlier of (a) the Closing and (b) 11:59 p.m. on the date that is eighteen (18) months from the date this Agreement is terminated pursuant to Section 8.1, directly or indirectly, solicit for hire or employment any Key Coal Employee (other than as expressly contemplated by Section 5.2(1) and conditional upon the Closing) or any Coal Employee contacted by the Purchaser or any of its Affiliates in accordance with Section 5.2(2) (other than as expressly contemplated by Section 5.2(2) and conditional upon the Closing), provided that such prohibition shall not apply to any solicitation prior to the date of this Agreement or to the solicitation of employment of any individual where contact with a Party is initiated by such individual in response to a general advertisement published by a Party in a newspaper, magazine, trade publication or other publication or by electronic means, such as posting on the Internet, and that is available to the general public.
(4)	None of the Vendor Parent, its Subsidiaries (for greater certainty, excluding the Purchased Entities) nor any of their respective Affiliates shall, during the period beginning on the date of this Agreement and continuing until 11:59 p.m. on the date that is eighteen (18) months from the date of the Closing, directly or indirectly, solicit for hire or employment any Key Coal Employee employed by a Purchased Entity, provided that such prohibition shall not apply to any solicitation of employment of any individual where contact with a Party is initiated by such individual in response to a general advertisement published by a Party in a newspaper, magazine, trade publication or other publication or by electronic means, such as posting on the Internet, and that is available to the general public.
Section 5.3	Confidentiality

The confidentiality agreement dated June 23, 2023 (the "Confidentiality Agreement") shall automatically terminate upon the execution and delivery of this Agreement, provided that any liability relating to breaches under the Confidentiality Agreement occurring or arising prior to the date of this Agreement shall survive such termination of the Confidentiality Agreement.

Section 5.4	Vendor and Guarantor Confidential Information
(1)	Without limiting Section 5.6(3), following the date of this Agreement until the Closing:

(a)	the Guarantor shall not, and the Guarantor shall cause its Affiliates and the respective Representatives of the Guarantor and its Affiliates not to, disclose to any third party or use for its or their own benefit any Pre-Closing Vendor Confidential Information (except disclosure (i) to the Guarantor's Representatives who reasonably need to be provided such Pre-Closing Vendor Confidential Information in connection with the transactions contemplated in this Agreement, provided that any such Representative is instructed to keep such information confidential and the Guarantor will be responsible for the disclosure or misuse of such information by any such Representative, or (ii) as expressly contemplated by this Agreement or to enforce the Guarantor's or the Purchaser's rights under this Agreement); provided, however, that the Guarantor or its Affiliates may furnish such portion of the Pre-Closing Vendor Confidential Information as the Guarantor or such Affiliate reasonably determines it is legally obligated to disclose if: (A) required under applicable Law; (B) to the extent not inconsistent with such requirement and legally permissible, it notifies the Vendor Parent of the existence, terms and circumstances surrounding such requirement and reasonably consults with the Vendor Parent on the advisability of taking steps available under applicable Law to resist or narrow the application of such requirement; and (C) it exercises its commercially reasonable efforts to obtain an Order or other reliable assurance that confidential treatment will be accorded to the disclosed Pre-Closing Vendor Confidential Information. For purposes of this Agreement, "Pre-Closing Vendor Confidential Information" consists of (I) all data, business plans, technical and financial information and other information, whether disclosed orally or in writing, or by any manner, to the extent relating to the Vendor Parent or its Affiliates, the Coal Business, the Coal Assets, the Purchased Entities or the transactions contemplated hereby that the Guarantor receives from the Vendor Parent or its Affiliates or Representatives during the course of negotiation, executing or consummating the transactions contemplated in this Agreement, (II) the terms of this Agreement and correspondence and discussions in connection with negotiating, executing and consummating the transactions contemplated in this Agreement, and (III) correspondence and discussions with, documentation and information provided to, and Contracts or undertakings entered into with or provided to, the applicable Governmental Entities or third parties in connection with obtaining any Authorizations or third party approvals or consents pursuant to this Agreement, except which at the time of disclosure is readily available to the industry or to the public, or which subsequently becomes readily available to the industry or the public through no act or omission by the recipient Party or its Representatives. The Vendor Parties acknowledge that this Agreement, with appropriate redactions, may be made publicly available by the Purchaser Parties or any of their Subsidiaries pursuant to applicable securities Laws and the Parties shall consult with each other in determining the redactions to be made to the version of this Agreement to be made publicly available by the Purchaser Parties or any of their Subsidiaries pursuant to applicable securities Laws; and
(b)	the Vendor Parent shall not, and the Vendor Parent shall cause its Affiliates and the respective Representatives of the Vendor Parent and its Affiliates not to, disclose to any third party or use for its or their own benefit any Guarantor Confidential Information (except disclosure (i) to the Vendor Parent's Representatives who reasonably need to be provided such Guarantor Confidential Information in connection with the transactions contemplated in this Agreement, provided that any such Representative is instructed to keep such information confidential and the Vendor Parent will be responsible for the disclosure or misuse of such information by any such Representative, or (ii) as expressly contemplated by this Agreement or to enforce the Vendor Parent's or the Vendor's rights under this Agreement); provided, however, that the Vendor Parent or its Affiliates may furnish such portion of the Guarantor Confidential Information as the Vendor Parent or such Affiliate reasonably determines it is legally obligated to disclose if: (A) required under applicable Law; (B) to the extent not inconsistent with such requirement and legally permissible, it notifies the Guarantor of the existence, terms and circumstances surrounding such requirement and reasonably consults with the Guarantor on the advisability of taking steps available under applicable Law to resist or narrow the application of such requirement; and (C) it exercises its commercially reasonable efforts to obtain an Order or other reliable assurance that confidential treatment will be accorded to the disclosed Guarantor Confidential Information. For purposes of this Agreement, "Guarantor Confidential Information" consists of (I) all data, business plans, technical and financial information and other information whether disclosed orally or, in writing, or by any manner, related to the Guarantor or its Affiliates or the transactions contemplated hereby that the Vendor Parent receives from the Guarantor or its Affiliates or Representatives during the course of negotiation, executing or consummating the transactions contemplated in this Agreement (including as a result of any information provided to obtain any Authorizations or third party approvals or consents), (II) the terms of this Agreement and correspondence and discussions in connection with negotiating, executing and consummating the transactions contemplated in this Agreement, and (III) correspondence and discussions with, documentation and information provided to, and Contracts or undertakings entered into with or provided to, the applicable Governmental Entities or third parties in connection with obtaining any such Authorizations or third party approvals or consents, except which at the time of disclosure is readily available to the industry or to the public, or which subsequently becomes readily available to the industry or the public through no act or omission by the recipient Party or its Representatives. The Purchaser Parties acknowledge that this Agreement, with appropriate redactions, may be made publicly available by the Vendor Parent pursuant to applicable securities Laws, including by filing on SEDAR+ and EDGAR and the Parties shall consult with each other in determining the redactions to be made to the version of this Agreement to be made publicly available by the Vendor Parent as a material contract pursuant to applicable securities Laws, including on SEDAR+ and EDGAR.

Section 5.5	Purchased Entities Confidential Information and Post-Closing Vendor Confidential Information

(1)           Without limiting Section 5.6(3), but subject in all cases to Section 11.6, following the Closing Date:

(a)	The Vendor Parent shall not, and the Vendor Parent shall cause its Affiliates and the respective Representatives of the Vendor Parent and its Affiliates not to, disclose to any third party or use for its or their own benefit any Purchased Entities Confidential Information (except disclosure (i) to the Vendor Parent's Representatives who reasonably need to be provided such Purchased Entities Confidential Information in connection with the transactions contemplated in this Agreement, provided that any such Representative is instructed to keep such information confidential and the Vendor Parent will be responsible for the disclosure or misuse of such information by any such Representative, or (ii) as expressly contemplated by this Agreement or to enforce the Vendor Parent's or the Vendor's rights under this Agreement); provided, however, that the Vendor Parent or its Affiliates may furnish such portion of the Purchased Entities Confidential Information as the Vendor Parent or such Affiliate reasonably determines it is legally obligated to disclose if: (i) required under applicable Law; (ii) to the extent not inconsistent with such requirement and legally permissible, it notifies the Guarantor of the existence, terms and circumstances surrounding such requirement and reasonably consults with the Guarantor on the advisability of taking steps available under applicable Law to resist or narrow the application of such requirement; and (iii) it exercises its commercially reasonable efforts to obtain an Order or other reliable assurance that confidential treatment will be accorded to the disclosed Purchased Entities Confidential Information. For purposes of this Agreement, "Purchased Entities Confidential Information" consists of all data, business plans, technical and financial information and other information, whether disclosed orally or in writing, or by any manner, relating to the Coal Business, the Coal Assets, the Purchased Entities or the transactions contemplated hereby, except which at the time of disclosure is readily available to the industry or to the public, or which subsequently becomes readily available to the industry or the public through no act or omission by the recipient Party or its Representatives. For the avoidance of doubt, "Purchased Entities Confidential Information" as defined herein does not include any information to the extent related to the Vendor Parent or its Affiliates (other than the Purchased Entities) or the Vendor Business, and this Section 5.5(1)(a) shall not prevent, limit or restrict the Vendor Parent from making any disclosure of Purchased Entities Confidential Information that it reasonably determines it is required to disclose pursuant to applicable securities Laws, including filings on SEDAR+ and EDGAR.

(b)	The Guarantor shall not, and the Guarantor shall cause its Affiliates (including the Purchased Entities) and the respective Representatives of the Guarantor and its Affiliates (including the Purchased Entities) not to, disclose to any third party or use for its or their own benefit any Post-Closing Vendor Confidential Information (except disclosure (i) to the Guarantor's Representatives who reasonably need to be provided such Post-Closing Vendor Confidential Information in connection with the transactions contemplated in this Agreement, provided that any such Representative is instructed to keep such information confidential and the Guarantor will be responsible for the disclosure or misuse of such information by any such Representative, or (ii) as expressly contemplated by this Agreement or to enforce the Guarantor's or the Purchaser's rights under this Agreement); provided, however, that the Guarantor or its Affiliates may furnish such portion of the Post-Closing Vendor Confidential Information as the Guarantor or such Affiliate reasonably determines it is legally obligated to disclose if: (A) required under applicable Law; (B) to the extent not inconsistent with such requirement and legally permissible, it notifies the Vendor Parent of the existence, terms and circumstances surrounding such requirement and reasonably consults with the Vendor Parent on the advisability of taking steps available under applicable Law to resist or narrow the application of such requirement; and (C) it exercises its commercially reasonable efforts to obtain an Order or other reliable assurance that confidential treatment will be accorded to the disclosed Post-Closing Vendor Confidential Information. For purposes of this Agreement, "Post-Closing Vendor Confidential Information" consists of all data, business plans, technical and financial information and other information, whether disclosed orally or in writing, or by any manner, relating to the Vendor Parent or its Affiliates (other than the Purchased Entities), the Vendor Business or the transactions contemplated hereby, except which at the time of disclosure is readily available to the industry or to the public, or which subsequently becomes readily available to the industry or the public through no act or omission by the recipient Party or its Representatives. For the avoidance of doubt, "Post-Closing Vendor Confidential Information" as defined herein does not include any information to the extent related to the Coal Business, the Coal Assets or the Purchased Entities, and this Section 5.5(1)(b) shall not prevent, limit or restrict any of the Purchaser Parties or any of their Subsidiaries from making any disclosure of Post-

Closing Vendor Confidential Information that it reasonably determines it is required to disclose pursuant to applicable securities Laws.

(2)	Effective as of the Closing, the Vendor Parent hereby assigns, to the extent legally permissible thereunder, to the Purchaser all of the Vendor Parent's right, title and interest in and to any confidentiality agreements entered into by the Vendor Parent (or its Affiliates or Representatives) and each Person (other than the Guarantor) who entered into any such agreement or to whom Purchased Entities Confidential Information was provided in connection with any transaction involving the acquisition or purchase of all or any material portion of the Coal Business, the Coal Assets or the Purchased Entities; provided that, with respect to any transaction involving the acquisition or purchase of assets or businesses of the Vendor Parent other than the Coal Business, the Coal Assets and the Purchased Entities, only those rights, titles and interests with respect to the Coal Business, the Coal Assets or the Purchased Entities in such agreement shall be so assigned and the Vendor Parent shall retain all other right, title and interest in such agreement. From and after the Closing, the Vendor Parent will, at the expense and cost of the Guarantor, take all actions reasonably requested by the Guarantor in order to assist in enforcing the rights so assigned. The Vendor Parent shall use its commercially reasonable efforts to cause any such Person to return to the Purchased Entities or destroy any documents, files, data or other materials constituting Purchased Entities Confidential Information that was provided to such Person in connection with the consideration of any such transaction in accordance with the terms of any applicable confidentiality or similar non-disclosure agreement.
Section 5.6	Privacy
(1)	Each Disclosing Party acknowledges and confirms that the disclosure of Transferred Information is necessary for the purposes of determining if the Parties will proceed with the transactions contemplated by this Agreement, and that the disclosure of Transferred Information relates solely to the carrying on of the business and the completion of the transactions contemplated by this Agreement.
(2)	Each Disclosing Party covenants and agrees to, upon request, use reasonable efforts to advise the Recipient of all documented purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates and all additional documented purposes where the Disclosing Party has notified the individual of such additional purpose, and where required by law, obtained the consent of such individual to such use or disclosure.
(3)	In addition to its other obligations hereunder, Recipient covenants and agrees to: (a) prior to the completion of the transactions contemplated by this Agreement, collect, use and disclose the Transferred Information solely for the purpose of reviewing and completing the transaction, including for the purpose of determining to complete such transaction; (b) after the completion of the transaction, collect, use and disclose the Transferred Information only for those purposes for which the Transferred Information was initially collected from or in respect of the individual to which such Transferred Information relates or for the completion of the transaction, unless (i) the Disclosing Party or Recipient have first notified such individual of such additional purpose, and where required by Law, obtained the consent of such individual to such additional purpose, or (ii) such use or disclosure is permitted or authorized by Law, without notice to, or consent from, such individual; and (c) to the extent required by required by Law, promptly notify the individuals to whom the Transferred Information relates that the transaction has taken place and that the Transferred Information has been disclosed to Recipient.

Section 5.7	Actions to Satisfy Closing Conditions

Other than as otherwise specifically contemplated herein, including in connection with obtaining the Key Regulatory Approvals, which shall be governed by Section 5.16, each Party shall use its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to satisfy the conditions to Closing set forth in Article 6 hereof and to consummate the transactions contemplated by this Agreement as promptly as practicable, and in any event prior to the Outside Date.

Section 5.8	Request for Consents

The Vendor Parties will use their commercially reasonable efforts to obtain, or cause to be obtained, prior to Closing, the consents, approvals and waivers set forth in Section 3.1(e) of the Disclosure Letter. Despite the previous sentence, the Vendor Parties are under no obligation to pay any money, incur any obligations, commence any Legal Proceedings, or offer or grant any accommodation (financial or otherwise) to any third party in order to obtain such consents, approvals and waivers. The Purchaser Parties will use commercially reasonable efforts to cooperate in obtaining such consents, approvals and waivers including providing information regarding the Purchaser and its Affiliates as is reasonably requested by a third party in order to grant its consent, approval or waiver. For greater certainty, the receipt of the consents, approvals and waivers set forth in Section 3.1(e) of the Disclosure Letter shall not be a condition to the Closing.

Section 5.9	Termination or Replacement of Vendor Credit Support Instruments
(1)	During the Interim Period, the Purchaser Parties shall use their best efforts to cause each of the Vendor Credit Support Instruments to be terminated, cancelled and/or returned to the Vendor Parent with effect from the Closing Date in a manner satisfactory to the Vendor Parent, acting reasonably, and the Vendor Parent shall cooperate with, support and assist the Purchaser Parties in connection therewith (provided that, for greater certainty, the Vendor Parent shall not be required to incur any Liabilities as a result of such cooperation, support or assistance, other than in respect of professional services and other customary out-of-pocket costs). The Purchaser Parties will satisfy such requirements by obtaining and delivering guarantees, replacement letters of credit, reclamation bonds, and any other like instruments (or cash collateral in lieu thereof) to the beneficiaries of the Vendor Credit Support Instruments, each to become effective on the Closing Date as of the Closing, and in an amount at least equal to the undrawn amount of the applicable Vendor Credit Support Instrument (each, a "Replacement Vendor Credit Support Instrument") and assisting the Vendor Parent in requesting the beneficiaries thereof to return the original Vendor Credit Support Instruments to the Vendor Parent (or as the Vendor Parent may direct) on the Closing. In addition, where any Vendor Credit Support Instrument (a) is not able to be replaced by a Replacement Vendor Credit Support Instrument and (b) the Liabilities of the Vendor Parent, its Affiliates and their Representatives are not able to be released from their liabilities under such Vendor Credit Support Instrument through the provision of a Replacement Vendor Credit Support Instrument, the Purchaser Parties will use best efforts to cause the Vendor Parent, its Affiliates and their Representatives to be fully, unconditionally and finally released by the beneficiaries of the Vendor Credit Support Instrument in respect of the Vendor Credit Support Instrument, in a form acceptable to the Vendor Parent, acting reasonably, in each case effective as of the Closing and the Vendor Parent shall cooperate with, support and assist the Purchaser Parties in connection therewith (provided that, for greater certainty, the Vendor Parent shall not be required to incur any Liabilities as a result of such cooperation, support or assistance, other than in respect of professional services and other customary out-of-pocket costs). The Vendor Parties will notify the Purchaser of any changes to the Vendor Credit Support Instruments, including changes to the amount(s) represented by such Vendor Credit Support Instruments, set forth in Section 3.1(s) of the Disclosure Letter, and the issuance or execution and delivery, amendment, renewal, extension or termination of, any new Vendor Credit Support Instruments promptly after such change. The Vendor Parties shall not, and shall cause their respective Subsidiaries to not, issue, enter into, materially increase the amount(s) represented by, renew, extend, or terminate, any Vendor Credit Support Instrument, except as required by Law, in connection with any Coal Authorization or Coal Authorization Amendment required in connection with the operation of the Coal Business as currently conducted or currently proposed to be conducted, or with the prior written consent of the Purchaser, acting reasonably.

(2)	If any Vendor Credit Support Instrument has not been terminated, cancelled or returned with effect from the Closing Date as contemplated in Section 5.9(1), the Purchaser Parties shall continue to use their best efforts to cause each of the Vendor Credit Support Instruments to be terminated, cancelled and/or returned to the Vendor Parent in a manner satisfactory to the Vendor Parent, acting reasonably, promptly following the Closing Date, and the Vendor Parent shall cooperate with, support and assist the Purchaser Parties in connection therewith (provided that, for greater certainty, the Vendor Parent shall not be required to incur any Liabilities as a result of such cooperation, support or assistance, other than in respect of professional services and other customary out-of-pocket costs). If a Vendor Credit Support Instrument requires the delivery of any financial assurances upon any event, and such Vendor Credit Support Instrument has not been terminated, cancelled or returned as contemplated in Section 5.9(1) due to the failure by the Purchaser Parties to file Replacement Vendor Credit Support Instruments, following the Closing the Purchaser Parties shall deliver to the beneficiary of such Vendor Credit Support Instrument such financial assurances in a timely manner. From and after the Closing, the Purchaser Parties shall, jointly and severally, indemnify the Vendor Indemnified Parties and keep them fully harmless against, and will reimburse them for, all Liabilities arising from, in connection with or related in any manner whatsoever to any Vendor Credit Support Instruments that are not terminated, cancelled and/or returned to the Vendor Parent or its applicable Subsidiaries (other than the Purchased Entities) with effect from the Closing Date.
(3)	Solely in respect of any Vendor Credit Support Instrument that does not constitute a guarantee or similar instrument that has not been terminated, cancelled or returned on or prior to the Business Day that is ten (10) Business Days after the Closing Date due to the failure by the Purchaser Parties to file the applicable Replacement Vendor Credit Support Instruments in accordance with Section 5.9(1) or Section 5.9(2), the Purchaser Parties shall promptly and, in any event, within three (3) Business Days, pay an amount of cash to, or to the direction of, the Vendor Parent to fully cash collateralize all Liabilities secured by any such outstanding Vendor Credit Support Instruments. The Vendor Parent shall continue to cooperate with, support and assist the Purchaser Parties to replace the relevant Vendor Credit Support Instrument (provided that, for greater certainty, the Vendor Parent shall not be required to incur any Liabilities as a result of such cooperation, support or assistance, other than in respect of professional services and other customary out-of-pocket costs) and, in the event that such replacement occurs, shall promptly, and, in any event, within three (3) Business Days, repay or procure the repayment of such cash collateral to, or to the direction of, the Purchaser.
Section 5.10	Insurance

(1)           The Purchaser acknowledges and agrees that, from and after the Closing, the Vendor Parent and its Subsidiaries (other than the Purchased Entities), as the case may be, shall have no obligation to maintain any Purchased Entity as an insured under any of the Group Policies, and that none of the Vendor Parent or any of its Subsidiaries (other than the Purchased Entities), as the case may be, shall be responsible for any losses and Liabilities incurred by the Purchaser Parties, Purchased Entities, the Coal Business or the Coal Assets from and after the Closing Date as a result of the expiration or removal of any of the Purchased Entities as an insured under any of the Group Policies. At or prior to Closing, the Vendor Parent shall cause each of the Purchased Entities to waive its right to make any claim under any of the Group Policies relating to any event occurring after Closing. Without limiting the generality of the foregoing, the Purchaser Parties acknowledge and agree that, on the Closing Date, (a) each of the Purchased Entities will be removed as an insured under all applicable Group Policies, and (b) the coverage of the members of the Purchased Entities under each of the Group Policies that were maintained prior to the Closing for the benefit of or in relation to the Purchased Entities (or any of them), the Coal Business or the Coal Assets, as applicable, shall cease in respect of any event occurring after Closing.

(2)	On or prior to the Closing Date, the Purchaser Parties shall obtain or shall have caused to be obtained commercially available and reasonable insurance coverage for the benefit of or in relation to the Coal Business or the Coal Assets to replace the coverage of the members of the Purchased Entities under each of the Group Policies (excluding Group Policies that are Employee Plans, which for greater certainty are provided for under Section 9.2) (the "Replacement Insurance Coverage") with effect from the Closing Date, including, to the extent reasonably available, appropriate run-off insurance coverage or paid-up insurance policies, as applicable, for the benefit of or in relation to the Coal Business or the Coal Assets for insurance claims that have been notified to the applicable insurance provider and/or incurred prior to the Closing Date in relation to the Coal Business or the Coal Assets (the "Run-Off Insurance Coverage"), as selected by the Purchaser. The Vendor Parties will, and will cause the Purchased Entities to, provide commercially reasonable cooperation prior to Closing in connection with the Purchaser Parties' efforts to obtain the Replacement Insurance Coverage, including appropriate Run-Off Insurance Coverage, as may be reasonably requested by the Purchaser and/or its insurers (provided that such request is made on reasonable notice and with reasonable consultation with the Vendor's Representatives and provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Vendor Parent or its Subsidiaries (including the Purchased Entities)); provided that none of the Vendor Parent or its Subsidiaries nor any of the Purchaser Parties shall be required to commit to take any action that is not contingent on the consummation of the transactions contemplated by this Agreement or which is to take effect prior to the Closing or assume any Liability.
Section 5.11	Termination of Overhead and Shared Services that are not Transition Services

The Purchaser Parties acknowledge and agree that, except as otherwise expressly provided in Section 5.19, effective as of the Closing Date, (1) all Overhead and Shared Services provided to the Coal Business and the Coal Assets by the Vendor Parent and its Subsidiaries (other than any of the Purchased Entities) shall cease and the Vendor Parent and its Subsidiaries (other than any of the Purchased Entities) shall have no further obligations to provide any such Overhead and Shared Services to the Purchased Entities, the Purchaser Parties, the Coal Business or the Coal Assets; (2) all Overhead and Shared Services provided to the Vendor Business by any of the Purchased Entities shall cease and the Purchased Entities shall have no further obligations to provide any such Overhead and Shared Services to the Vendor Parent or any of its Subsidiaries (other than any of the Purchased Entities) or the Vendor Business. and (3) the Vendor Parent and its Subsidiaries (other than any of the Purchased Entities), on the one hand, and the Purchased Entities, on the other hand, shall have no further obligations (including payment obligations) with respect to any Overhead and Shared Services.

Section 5.12	Pre-Closing Reorganization

(1)	Prior to the Closing, the Vendor Parties shall, and shall cause their applicable Affiliates to implement the Pre-Closing Reorganization, which, for the avoidance of doubt, shall constitute the sequence of the actions and events and tax elections set forth in Section 5.12 of the Disclosure Letter, Section 9.1(1) and Section 11.2(2)(b) (as modified, altered or changed in accordance with Section 5.12(2)). The Purchaser Parties hereby consent for all purposes of this Agreement to the implementation of the Pre-Closing Reorganization and agree that the implementation of the Pre-Closing Reorganization, including the actions described in Section 9.1(1) and Section 11.2(2)(b), will not be considered in determining whether a representation, warranty or covenant of the Vendor Parties under this Agreement has been breached or whether a condition to the Closing has been satisfied; provided that (a) the Pre-Closing Reorganization shall be completed in accordance with the Pre-Closing Reorganization steps plan set out in Section 5.12 of the Disclosure Letter (as modified, altered or changed in accordance with Section 5.12(2)), and (b) the Vendor Parties shall be responsible for, and shall pay, all costs and expenses to implement the Pre-Closing Reorganization (excluding, for the avoidance of doubt, Liabilities of Transferred Employees and related employee benefits-related Liabilities to the extent provided for under Section 9.1 and Section 9.2). The Vendor Parties shall, upon the Purchaser's reasonable request, reasonably consult with the Purchaser and its Representatives from time to time regarding the Pre-Closing Reorganization and the implementation thereof. The Vendor Parties shall deliver drafts of all documents, certificates, instruments, and other agreements prepared by or on behalf of the Vendor Parties to implement and evidence the Pre-Closing Reorganization, but excluding offers of employment to the Excluded Employees and any Vendor Employee Plans and agreements relating thereto ("Reorganization Documents") to the Purchaser reasonably in advance of completing the Pre-Closing Reorganization and will give reasonable consideration to any comments made by the Purchaser on such Reorganization Documents. For greater certainty, the Vendor Parties shall not be obligated to make changes requested by the Purchaser to the Reorganization Documents if the Vendor Parties determine not to do so, provided that the Pre-Closing Reorganization actions are being effected in accordance with the Pre-Closing Reorganization steps plan set out in Section 5.12 of the Disclosure Letter (as modified, altered or changed in accordance with Section 5.12(2)). At Closing, the Vendor Parties shall deliver to the Purchaser final and executed Reorganization Documents reflecting the implementation of the Pre-Closing Reorganization (other than any Reorganization Documents that by their terms cannot be finalized until after Closing, which the Vendor Parties shall deliver final and executed copies of to the Purchaser promptly, and in any event within ten (10) Business Days, after they are finalized and executed).
(2)	The Vendor Parties shall be permitted to modify, alter, or change the Pre-Closing Reorganization, provided that they reasonably consult with the Purchaser and consider and take into account in good faith comments by the Purchaser on the proposed modification(s), alteration(s) or change(s), and provided further that any such modification, alteration or change that is adverse to the Purchaser Parties shall not be made without the prior written consent of the Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned).
Section 5.13	Affiliate Arrangements
(1)	The Vendor Parent and each of its applicable Subsidiaries (other than the Purchased Entities), on the one hand, and the Purchased Entities, on the other hand, shall, effective as of the Closing Date, terminate any and all Contracts, arrangements, and understandings ("Affiliate Arrangements") between or among the Vendor Parent and/or its applicable Subsidiaries (other than the Purchased Entities), on the one hand, and a Purchased Entity, on the other hand; except for, in each case, (a) this Agreement and any ancillary Contract entered into in accordance with this Agreement, the Contribution Documents, the Contribution Transactions Ancillary Agreements or the Distribution Loans, (b) any Affiliate Arrangements to which a third party is a party (other than Shared Contracts), (c) any Affiliate Arrangements set forth in Section 5.13 of the Disclosure Letter, and (d) any Shared Contracts.

(2)	From Closing, none of: (a) the Vendor Parent and any of its Subsidiaries (on the one hand); or (b) any of the Purchaser Parties or Purchased Entities (on the other hand), shall have any Liabilities (including any payment obligations) in connection with any Affiliate Arrangements referred to in Section 5.13(1)(b) except to any third party who is party to any such Affiliate Arrangements as provided under the provisions of such Affiliate Arrangements; provided that (i) in the case of the Vendor Parent and its Subsidiaries (other than the Purchased Entities), each of them must ensure that it does not do anything to cause any of the Purchaser Parties and/or Purchased Entities to incur any liability to a third party in relation to such Affiliate Arrangement; and (ii) in the case of the Purchaser Parties and/or Purchased Entities, each of them must ensure that it does not do anything to cause any of the Vendor Parent or any of its Subsidiaries (other than the Purchased Entities) to incur any liability to a third party in relation to such Affiliate Arrangement. This Section 5.13(2) is without prejudice to the liability of any party under any Affiliate Arrangement to a third party under the terms of that arrangement.
(3)	All of the intercompany accounts receivable and accounts payable between each of the Vendor Parties and their applicable Subsidiaries (other than the Purchased Entities), on the one hand, and each of the Purchased Entities, on the other hand, excluding for greater certainty the Shareholder Loan and the Distribution Loans, shall be repaid, settled or cancelled prior to the Closing Date, as the Vendor Parent determines in its sole discretion. None of the Vendor Parent, any of its Subsidiaries or any of the Purchased Entities shall have any Liabilities (including any payment obligations) in connection with such accounts, excluding for greater certainty the Shareholder Loan and the Distribution Loans, from and after the Closing.
Section 5.14	Shared Contracts
(1)	During the Interim Period, the Vendor Parent shall use commercially reasonable efforts to cause any Shared Contract to be split into two separate contracts (such that the Vendor Parent or any of its Subsidiaries (other than a Purchased Entity) and the counterparty are a party to one and a Purchased Entity and the counterparty are a party to the other) or otherwise assigned, amended and/or novated, as applicable, prior to or on the Closing Date, such that the Vendor Parent and/or its Subsidiaries (other than the Purchased Entities), on one hand, and the Purchased Entities (as applicable), on the other hand, shall be entitled only to the rights and benefits, and shall assume or otherwise be liable for only the related portion of any Liabilities, enuring to the Vendor Business and the Coal Business, respectively; provided, however, that in no event shall this Section 5.14 require the Vendor Parent or any of its Subsidiaries to (a) make any non de minimis payment, incur any non de minimis Liability or grant any non de minimis concession for the benefit of any Person in order to effect any action contemplated by this Section 5.14(1); (b) assign, amend and/or novate any Shared Contract in its entirety or any portion of any Shared Contract which is not assignable (or cannot be amended or novated) by its terms (including any terms imposing consents or conditions on an assignment, amendment or novation where such consents or conditions have not been obtained or fulfilled), or (c) partially assign (or amend or novate) any Shared Contract if, in the opinion of the Vendor Parent, such assignment, amendment and/or novation could reasonably be expected to impair the benefit derived by the Vendor Parent or its Subsidiaries from such Shared Contract. For greater certainty, the separation, assignment, amendment and/or novation of Shared Contracts described in this Section 5.14(1) shall not be a condition to the Closing.

(2)	Notwithstanding Section 11.4, to the extent any Shared Contract to which no Purchased Entity is a party thereto cannot be separated, assigned, amended and/or novated prior to or on the Closing Date in accordance with Section 5.14(1), excluding, at the Vendor Parties' election, the Shared Contracts listed in Section 5.14(2) of the Disclosure Letter, the Vendor Parties shall to the extent (a) permitted by Law and the provisions of the applicable Shared Contract and (b) feasible under the provisions of the applicable Shared Contract, act after the Closing as the applicable Purchased Entities' agent to the extent that the Shared Contract relates to the Coal Business, or otherwise hold the benefit of the Shared Contract to that extent for, or provide the benefit of the Shared Contract to that extent to, the applicable Purchased Entities (via trust or any other form of commercial arrangement, including the on-sale of goods procured under the Shared Contract at cost), and shall cooperate, to the extent permitted by Law and the provisions of the applicable Shared Contract, with the Purchaser in any other reasonable arrangement designed to provide such benefits to the applicable Purchased Entities (collectively, "Shared Contract Agency Arrangements") until such time as the Shared Contract expires in accordance with its term or the portion of the Shared Contract relating to the Coal Business can be separated, assigned, amended and/or novated to, or for the benefit of, the applicable Purchased Entities, and all rights and obligations relating to the Coal Business under any Shared Contract subject to a Shared Contract Agency Arrangement will be deemed to be respectively Coal Assets and Coal Liabilities. The applicable Purchased Entities shall bear the costs incurred by a Vendor Party under the terms of any such Shared Contract to the extent that such costs are incurred in relation to the Coal Business pursuant to any such Shared Contract Agency Arrangement. To the extent any Shared Contract to which no Purchased Entity is a party thereto (a) cannot be separated, assigned, amended and/or novated prior to or on the Closing Date in accordance with Section 5.14(1), and (b) excluding, at the Vendor Parties' election, the Shared Contracts listed in Section 5.14(2) of the Disclosure Letter, cannot be made subject to a Shared Contract Agency Arrangement in accordance with this Section 5.14(2), such Shared Contract shall be deemed to be an Excluded Asset (and the Liabilities thereunder shall be deemed to be Excluded Liabilities).
(3)	To the extent any Shared Contract to which any Purchased Entity is a party thereto cannot be separated, assigned, amended and/or novated pursuant to Section 5.14(1) prior to or on the Closing Date: (i) all rights and obligations of the Vendor Parent and/or its applicable Subsidiaries (other than the Purchased Entities) in respect of such Shared Contract (or any portion thereof) shall remain with the Vendor Parent or such Subsidiaries, as applicable, and all such rights and obligations shall be deemed to be Excluded Assets and Excluded Liabilities, respectively; (ii) all rights and obligations of the applicable Purchased Entities in respect of such Shared Contract (or any portion thereof) shall remain with the applicable Purchased Entities, and all such rights and obligations shall be deemed to be Coal Assets and Coal Liabilities, respectively; and (iii) none of: (A) the Vendor Parent or any of its Subsidiaries (on the one hand); or (B) any of the Purchaser Parties or Purchased Entities (on the other hand), shall have any Liabilities (including any payment obligations) in connection with any such Shared Contract except to any third party who is party to such Shared Contract as provided under the provisions of such Shared Contract; provided that, in the case of the Vendor Parent and its Subsidiaries, each of them must ensure that it does not do anything to cause any of the Purchaser Parties and/or Purchased Entities to incur any liability to a third party in relation to such Shared Contract and, in the case of the Purchaser Parties and/or Purchased Entities, each of them must ensure that it does not do anything to cause any of the Vendor Parent or any of its Subsidiaries (other than the Purchased Entities) to incur any Liability to a third party in relation to such Shared Contract. This Section 5.14(3) is without prejudice to the liability of any party under any such Shared Contract to a third party under the terms of that arrangement.
(4)	The Vendor Parties shall, upon the Purchaser's reasonable request, (a) reasonably consult with the Purchaser and its Representatives from time to time regarding the separation,

assignment, amendment, novation and/or termination of Shared Contracts pursuant to this Section 5.14; and (b) use commercially reasonable efforts to facilitate discussions between the Purchaser and its Representatives (and the one hand) and the Vendor Parties' partners, suppliers and service providers (on the other hand) in connection with the Purchaser's transition and integration of the Coal Business and the Coal Assets into the Purchaser group from and after Closing.

Section 5.15	Contribution Transactions
(1)	The Vendor Parent shall keep the Purchaser Parties reasonably apprised of the status of the Contribution Transactions. Without limiting the generality of the foregoing:
(a)	the Vendor Parties shall, upon the Purchaser's reasonable request (and in any event prior to taking any material steps in connection with the Contribution Transactions), reasonably consult with the Purchaser from time to time regarding the implementation of any material transaction contemplated by the Contribution Transactions (including the form of the Shareholder Loan Agreement); provided that the Vendor Parties shall not materially modify, alter or change any material terms of any Contribution Transactions from those contemplated by the Contribution Documents without the express prior written consent of the Purchaser Parties (which consent shall not be unreasonably withheld, conditioned or delayed), it being acknowledged that the Vendor Parties shall not require the prior written consent of the Purchaser Parties to document and finalize the Shareholder Loan and the form of Shareholder Loan Agreement, the Distribution Loans, or the other forms of Contribution Transactions Ancillary Agreements, provided that they are consistent in all material respects with the terms contemplated by the applicable Contribution Documents; and
(b)	promptly upon completion of either of the Contribution Transactions and no later than two (2) Business Days following such completion, the Vendor Parties shall provide written notice of such completion to the Purchaser Parties and provide true and complete copies of the executed Contribution Documents to the Purchaser Parties.
(2)	Without limiting Section 5.15(1) and without prejudice to any representations and warranties of the Vendor Parties in this Agreement, the Vendor Parties shall use all commercially reasonable efforts to avoid and prevent the commencement of any Liquidation Phase (as defined in the GHO JVA in the form disclosed to the Purchaser Parties prior to the date of this Agreement) or other liquidation under the GHO JVA (or the activation of any right of the POSCAN Securityholder to commence any Liquidation Phase or other liquidation), including by using its commercially reasonable efforts to institute or defend against, as applicable, any Legal Proceedings involving the POSCAN Securityholder seeking to commence the Liquidation Phase or other liquidation under the GHO JVA.
(3)	If: (a) the Vendor Parties, acting reasonably and in good faith, determine that: (i) a material default or breach (or, to the knowledge of the Vendor Parties, allegation of material default or breach) exists in respect any of the Contribution Documents on the part of the Vendor Parent or any of its Subsidiaries (including the Purchased Entities), as applicable, or, to the knowledge of the Vendor Parties, on the part of any other party to any Contribution Document; or (ii) any event has occurred which, after the giving of notice or the lapse of time or both, would constitute a material default or breach or trigger a right of termination of any Contribution Document; or (b) either the NSC Securityholder or the POSCAN Securityholder provides the Vendor Parties with written notice of an intention to transfer or assign any EVR LP Units to any Person that is not an Affiliate, then promptly (and in any event no later than three (3) Business Days after making such determination or receiving such written notice), the Vendor

Parties shall provide written notice to the Purchaser Parties thereof, including in the case of subparagraph (a) of this section, the basis upon which the Vendor Parties have made such determination.

[REDACTED]

(7)	Subject to Section 5.15(7), the Purchaser Parties consent to the completion of the Contribution Transactions and the other transactions contemplated by the Contribution Documents and acknowledge and agree the completion of the Contribution Transactions shall not be a condition to the Closing and the completion or non-completion of any or all of the Contribution Transactions shall not (in and of itself) result in a breach of any representation, warranty or covenant in this Agreement.
Section 5.16	Key Regulatory Approvals
(1)	The Purchaser Parties shall, and shall cause their respective Affiliates to, use their commercially reasonable efforts to take any and all actions necessary to avoid, eliminate, and resolve any and all impediments under any Law that may be asserted by any Governmental Entity or any other Person with respect to the transactions contemplated by this Agreement and to obtain all Key Regulatory Approvals and to effect all necessary registrations, filings and submissions of information required by Governmental Entities relating to the transactions contemplated by this Agreement as soon as reasonably practicable and in any event sufficiently in advance of the Outside Date so as to allow the Closing to occur by no later than the Outside Date, and the Vendor Parties use their commercially reasonable efforts to cause their respective controlled Affiliates and direct their respective non-controlled Affiliates and Representatives, to take any and all actions necessary to provide reasonable assistance and support to the Purchaser Parties in connection with the foregoing, including attending any meetings with any Governmental Entity as reasonably requested by the Purchaser Parties.

(2)	The Parties agree that:
(a)	the Purchaser Parties shall, as soon as reasonably practicable and in any event within ten (10) Business Days following the date hereof or such other period of time as may be agreed by the Parties:
(i)	file a pre-merger notification pursuant to Part IX of the Competition Act;
(ii)	file a competition brief requesting an advance ruling certificate under section 102 of the Competition Act or in the alternative a no action letter;
(iii)	file a notification and report form pursuant to the HSR Act; and
(iv)	file an application for review pursuant to Part IV of the ICA, including a detailed plans document and proposed draft undertakings, which proposed draft undertakings shall include the commitments described in Schedule 5.16 hereto;
(b)	the Vendor Parties shall, or shall cause the Purchased Entities, as applicable, as soon as reasonably practicable and in any event within ten (10) Business Days following the date hereof or such other period of time as may be agreed by the Parties, to:
(i)	file a pre-merger notification pursuant to Part IX of the Competition Act in relation to the transactions contemplated by this Agreement; and
(ii)	file a notification and report form pursuant to the HSR Act;
(c)	the Purchaser Parties shall, with the assistance of the Vendor Parties, file for all other Key Regulatory Approvals not expressly identified in this Section 5.16(2) as soon as reasonably practicable; and
(d)	the Vendor Parties shall, or shall cause the Purchased Entities, where such filing by the Vendor Parties and/or the Purchased Entities is required, to file for all other Key Regulatory Approvals not expressly identified in this Section 5.16(2) as soon as reasonably practicable and as agreed with the Purchaser Parties.
(3)	The Parties shall jointly devise and implement the strategy for obtaining the Key Regulatory Approvals. Notwithstanding the foregoing, however, in the event of a disagreement following good faith discussions between the Parties regarding such strategy, the Purchaser Parties shall be entitled to make the final decision on the strategy, subject to the Purchaser Parties' compliance with their obligations in this Section 5.16. The Parties shall cooperate with one another in connection with obtaining the Key Regulatory Approvals and the making of all filings related to any Key Regulatory Approval, including providing or submitting on a timely basis, and as promptly as practicable, all documentation and information that is required, or in the opinion of the Purchaser or the Vendor, acting reasonably, advisable, in connection with any filing or application to be made with respect to the Key Regulatory Approvals; provided, however, that nothing in this provision shall require a Party to provide information that is not in its possession or not otherwise reasonably available to such Party.

(4)	The Parties shall: (a) with respect to any proposed applications, notices, filings, submissions, correspondence, agreements, orders, undertakings, or other information or communications relating to the Key Regulatory Approvals, provide each other with the assistance each may reasonably request in the preparation of the same (including providing any information reasonably requested by the other Party or its outside counsel), provide each other with draft copies thereof in advance and a reasonable opportunity to review and comment thereon prior to supplying to or filing with a Governmental Entity, and provide each other with final copies thereof once supplied or filed, as applicable (except for any such materials or parts thereof that the disclosing party, acting reasonably, considers competitively sensitive, which then shall be provided on an external counsel-only basis to external counsel of the other Party, provided that no materials submitted to a Governmental Entity under the ICA that are in respect of the Coal Business shall be deemed competitively sensitive); (b) cooperate on a timely basis in the preparation of any response by the other Parties to any request for additional information received by such other Parties from a Governmental Entity in connection with the Key Regulatory Approvals; (c) promptly provide or submit all documentation and information that is required by Law or requested by a Governmental Entity, or advisable in the opinion of the Purchaser or the Vendor, acting reasonably, in connection with obtaining the Key Regulatory Approvals; (d) provide the other Parties and their counsel with advance notice of and the opportunity to participate in any meeting, virtual meeting, telephone call or other discussion with any Governmental Entity in connection with the Key Regulatory Approvals (other than where a Governmental Entity objects to the participation by such other Parties in any such meeting); (e) attend and participate in any meeting, virtual meeting, telephone call or other discussion with any Governmental Entity in connection with the Key Regulatory Approvals that a Party is requested to attend by the other Parties; (f) otherwise keep each other informed, on a timely basis, of the status of discussions and communications with any Governmental Entity relating to the Key Regulatory Approvals, including promptly providing copies of any written communications received from Governmental Entities in connection with the Key Regulatory Approvals or summaries of any verbal communications received in that regard; and (g) effect such presentations and assist at such discussions or meetings with a relevant Governmental Entity as the Purchaser or the Vendor may determine is appropriate for the purpose of obtaining the Key Regulatory Approvals.
(5)	Without limiting or derogating from the Purchaser Parties' obligations contained elsewhere in this Section 5.16, in fulfilling its obligations under this Section 5.16in respect of the ICA Approval, the Purchaser Parties shall propose, offer, negotiate, commit to, agree to and effect any such undertakings, including the commitments set forth in Schedule 5.16 (the "Initial Undertakings") and such additional or enhanced undertakings, commitments, or terms or conditions (any such additional or enhanced undertakings, commitments, terms or conditions that exceed the commitments set forth in Schedule 5.16, the "Additional Undertakings") as may be required to obtain the ICA Approval; provided that such Additional Undertakings would not result in a Burdensome Condition. In furtherance of the foregoing, any reasonable effort by the Purchaser Parties to resist, reduce or negotiate the scope of any action described in this Section 5.16(5)shall be deemed consistent with the Purchaser Parties' obligations to take commercially reasonable efforts so long as such efforts do not unreasonably delay the obtaining of the Key Regulatory Approvals or delay the obtaining of the Key Regulatory Approvals in a manner that could cause the Closing not to occur before the Outside Date.

(6)	Without limiting or derogating from the Purchaser Parties' obligations contained in Section 5.16(4), if any objections are asserted with respect to the transactions contemplated by this Agreement under any Law, or if any Legal Proceeding is instituted or threatened by or before any Governmental Entity challenging or which could lead to a challenge of any of the transactions contemplated by this Agreement, the Purchaser Parties shall take any and all actions to contest, defend against and resolve such objections or Legal Proceedings, as applicable, including by using their commercially reasonable efforts to avoid, oppose or seek to have lifted or rescinded any Law that would restrain, prevent, restrict or delay the Closing.
(7)	The Purchaser Parties shall not, and shall not allow any of their Affiliates to, enter into any: (a) transaction to acquire or agree to acquire, by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any Person who is competitor to the Coal Business where the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to; or (b) any offtake agreement to purchase coking coal with a term of five (5) years or more, where the entering into of such an agreement would reasonably be expected to (i) impose any delay in the obtaining of, or increase the risk of not obtaining, any Key Regulatory Approvals, or declarations of any Governmental Entity necessary to consummate the transactions contemplated hereby or the expiration or termination of any applicable waiting period; or (ii) increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated hereby. A Party shall not agree, or refuse to agree, to the extension of a waiting period or review period, or enter into a timing agreement, nor shall a Party withdraw, or cause a Party to withdraw, any filing or application, in each case without the prior written consent of the other Parties, which consent shall not be unreasonably withheld by such other Parties provided that doing so would not cause Closing to occur after the Outside Date.
(8)	All filing and similar fees paid to Governmental Entities associated with obtaining the Key Regulatory Approvals shall be borne by the Purchaser.
Section 5.17	Financing Cooperation
(1)	Subject to Section 5.17(2) and Section 5.17(3), during the Interim Period, upon the reasonable request of any Purchaser Party in connection with any equity or debt financing the Purchaser Parties seek to raise prior to the Closing Date (a "Potential Financing") or any stock exchange listing involving the Coal Business (either directly or indirectly through the listing of any Purchaser Party or any Affiliate of any Purchaser Party) (a "Potential Listing"), the Vendor Parties shall use commercially reasonable efforts to cooperate with the Purchaser Parties in connection with any Potential Financing or Potential Listing, including (a) preparing and furnishing the Purchaser Parties with such financial statements and other pertinent information available or that can practicably be produced about the Coal Business and the Purchased Entities, (b) assisting the Purchaser Party in its preparation of any pro forma financial statements or technical reports (as such term is defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects) that are required or advisable in respect of any Potential Financing or Potential Listing and providing all information reasonably requested by the Purchaser Parties in connection therewith, (c) participating in a reasonable number of meetings, discussions or presentations requested by sources of any Potential Financing or in connection with any Potential Listing, (d) obtaining any auditor or qualified person consents, and (e) assisting the Purchaser Parties in the preparation of information documents, applications, marketing documents, roadshow materials or other materials in connection with any Potential Financing or Potential Listing. For greater certainty, the Purchaser acknowledges and agrees that in no event shall the receipt by, or availability of any funds or financing to, any Purchaser Party or any Affiliate of any Purchaser Party or any other financing (including any Potential Financing) be a condition to the Purchaser's obligation to consummate the transactions contemplated under this Agreement.

(2)	Nothing in Section 5.17(1) shall require the Vendor Parent or any of its Subsidiaries to: (a) pay or agree to pay any fees or incur any cost, expense or Liability, for which it has not received prior reimbursement or is not otherwise required to be reimbursed by or on behalf of the Purchaser Parties in an amount and form satisfactory to the Vendor Parent in its sole discretion, acting reasonably; (b) permit any Lien to be placed on any assets of the Vendor Parent or its Subsidiaries' (including the Purchased Entities); (c) take any action that would unreasonably interfere with the ongoing operations of the Vendor Parent or any of its Subsidiaries; (d) take any action or do anything that would contravene Law, any Contract or any of the Vendor Parent's or its Subsidiaries' (including the Purchased Entities) Organizational Documents; (e) disclose any information that would not be required to be disclosed under Section 5.4; or (f) approve, consent to, execute and deliver, or cause any Representative of the Vendor Parent or any of its Subsidiaries to approve, consent to, execute and deliver, any letter, agreement, registration statement, document or certificate in connection with any Potential Financing or any Potential Listing.
(3)	Without limiting Section 5.17(2), the Purchaser Parties shall (a) promptly, upon request by Vendor (including in advance of incurring any anticipated expense), reimburse the Vendor Parties for all reasonable costs and expenses, including employee costs, overhead costs and costs of external service providers, incurred by the Vendor Parties, any of their Subsidiaries, or any of their respective Representatives in connection with the cooperation of the Vendor Parties and their Subsidiaries contemplated by Section 5.17(1) and (b) indemnify and hold harmless each of the Vendor Indemnified Parties from and against any and all Damages actually suffered or incurred by any of them of any type in connection with any Potential Financing or any Potential Listing, and any information used in connection therewith, except to the extent such Damages arise from the material breach by the Vendor Parties of this Section 5.17 or from fraud of the Vendor Parties or any of their Subsidiaries.
Section 5.18	Access to Information and Planning for Integration

Without limiting Section 5.1, during the Interim Period, subject to Law and at the expense of the Purchaser, the Vendor Parent shall use its, and will cause its Subsidiaries (including the Purchased Entities) to use their, commercially reasonable efforts to permit the Purchaser and its employees, agents and other Representatives to have access during normal business hours to the premises (including mine sites and related facilities) and information technology and telecommunication systems of the Coal Business and the Coal Assets, all of the Coal Business Books and Records and the Vendor Parent's and its Subsidiaries' employees, agents and other Representatives for the purposes of consummating the transaction contemplated hereby and assisting with the review, transition and integration of the Coal Business and the Coal Assets to and into the Purchaser group from and after the Closing; provided that: (a) the Purchaser provides the Vendor Parties with reasonable notice of any request under this Section 5.18; and (b) access to any materials and Persons contemplated in this Section 5.18 shall be provided in such manner not to interfere unreasonably with the conduct of the Coal Business, the Coal Assets or the Vendor Business. Notwithstanding the foregoing, the Vendor Parties shall not be obligated to provide access to, or to disclose, any information to the Purchaser if the Vendor Parties reasonably determine in good faith (and reasonably considering any mitigation measures such as the use of "clean teams") that such access or disclosure cannot be made without: (w) violating applicable Law; (x) violating any obligations of the Vendor Parties, any of their respective Subsidiaries or any other Person with respect to confidentiality in any material respect; (y) jeopardizing any privilege claim by the Vendor Parties or any of their respective Subsidiaries; or (z) interfering unreasonably with the conduct of the business of the Vendor Parties or any of their respective Subsidiaries.

Section 5.19	Transition Services Agreement

The Vendor Parties and the Purchaser Parties acknowledge and agree that, if either of the Contribution Transactions are completed, the Contribution Transactions TSA will be entered into during the Interim Period in accordance with the Contribution Transactions. The Vendor Parties covenant and agree to exercise all discretion under the Contribution Transactions TSA to ensure that the services described in Schedule  5.19 (the "TSA Services") are the only services provided by the Vendor Party or any of its Subsidiaries (other than the Purchased Entities) following the Closing pursuant to the Contribution Transactions TSA. If the Vendor Parties are unable to exercise their discretion under the Contribution Transactions TSA to give effect to this Section 5.19 or if the Contribution Transactions TSA is not entered into prior to the Closing, the Vendor Parties and the Purchaser Parties will, prior to the Closing, use commercially reasonable efforts to (a) terminate the Teck Services (as defined in the Contribution Transactions TSA) on the Closing Date, if applicable; and (b) negotiate and prepare in good faith a transition services agreement (the "TSA") substantially in the form of the Contribution Transactions Services TSA to provide for the TSA Services from and after the Closing.

Section 5.20	Shareholder Loan

During the Interim Period, to the extent required in accordance with the Pre-Closing Reorganization, the Vendor Parties will: (a) cause Teck Resources Mining Partnership to enter into the Shareholder Loan Agreement on substantially the terms set forth in the term sheet attached as Exhibit A to Section 5.20 of the Disclosure Letter; (b) cause the Purchased Corporation to acquire all of the registered title to and beneficial ownership of the Shareholder Loan prior to Closing (except if the NSC Transaction Agreement is terminated, in which case the Shareholder Loan will be extinguished in accordance with the Pre-Closing Reorganization); and (c) promptly notify the Purchaser Parties of any default or breach by EVR LP under the Shareholder Loan Agreement, and any amendment to the Shareholder Loan Agreement.

Section 5.21	Sublease

During the Interim Period, the Vendor Parent and the Purchaser will use commercially reasonable efforts to agree to the terms of a sublease in respect of the premise referred to in Schedule 5.21, substantially on the terms set out in Schedule 5.21. For greater certainty, the entering into of such sublease shall not be a condition to the Closing.

ARTICLE 6
CONDITIONS OF CLOSING

Section 6.1	Conditions for the Benefit of the Purchaser Parties

The purchase and sale of the Purchased Shares is subject to the following conditions being satisfied on or prior to the Closing Date, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(a)	Truth of Representations and Warranties.
(i)	The representations and warranties of the Vendor Parties set forth in Section 3.1 (other than the Vendor Fundamental Representations and the representation and warranty in Section 3.1(n)) shall be true and correct in all respects (without giving effect to any materiality or Material Adverse Effect qualifications contained therein) as of the Closing Date as if made on and as of such date (or, to the extent any such representations and warranties, by their terms, are made expressly as of a specified date, as of such specified date), except to the extent that the failure of such representations and warranties to be true and correct would not have a Material Adverse Effect.
(ii)	The Vendor Fundamental Representations shall be true and correct in all material respects (without giving effect to any materiality or Material Adverse Effect qualifications contained therein) as of the Closing Date as if made on and as of such date (or, to the extent any such representations and warranties, by their terms, are made expressly as of a specified date, as of such specified date).
(iii)	The representation and warranty of the Vendor Parties set forth in Section 3.1(n) shall be true and correct in all respects as of the Closing Date as if made on and as of such date.
(iv)	The Purchaser Parties must receive a certificate of a senior officer of each Vendor Party as to the matters in Section 6.1(a)(i) to Section 6.1(a)(iii).
(b)	Performance of Covenants. The Vendor Parties must have fulfilled, or complied with, in all material respects, all covenants contained in this Agreement required to be fulfilled or complied with by them at or prior to the Closing and the Purchaser must receive a certificate of a senior officer of each Vendor Party to that effect.
(c)	Key Regulatory Approvals. The Key Regulatory Approvals shall have been obtained and remain in full force and effect as of the Closing.
(d)	Illegality. No Law imposed by any Governmental Entity of competent jurisdiction and that is material to the Coal Business shall be in effect, which prohibits, enjoins or renders illegal the consummation of the transactions contemplated by this Agreement.
(e)	No Material Adverse Effect. Since the date of this Agreement, no Material Adverse Effect shall have occurred and be continuing.
(f)	Pre-Closing Reorganization. The Pre-Closing Reorganization shall have been completed (other than filings in respect of the Pre-Closing Reorganization that by their nature cannot practically be completed until following the Closing) in accordance with the terms of this Agreement, and the Vendor shall have delivered evidence of such completion to the Purchaser.

Section 6.2	Conditions for the Benefit of the Vendor Parties

The purchase and sale of the Purchased Shares is subject to the following conditions being satisfied on or prior to the Closing Date, which conditions are for the exclusive benefit of the Vendor Parties and may be waived, in whole or in part, by the Vendor in its sole discretion:

(a)	Truth of Representations and Warranties. The representations and warranties of the Purchaser Parties set forth in Section 4.1 shall be true and correct in all respects (without giving effect to any materiality qualifications contained therein) as of the Closing Date as if made on and as of such date (or, to the extent any such representations and warranties, by their terms, are made expressly as of a specified date, as of such specified date), except to the extent that the failure of such representations and warranties to be true and correct would not reasonably be expected to prevent or materially impact or delay the consummation of the transactions contemplated herein, and the Vendor Parties must receive a certificate of a senior officer of each of the Purchaser Parties as to the matters in this paragraph.
(b)	Performance of Covenants. The Purchaser Parties must have fulfilled or complied with, in all material respects, all covenants contained in this Agreement required to be fulfilled or complied with by them at or prior to Closing and the Vendor Parties must receive a certificate of a senior officer of each of the Purchaser Parties to that effect.
(c)	Key Regulatory Approvals. The Key Regulatory Approvals shall have been obtained and remain in full force and effect as of the Closing.
(d)	Illegality. No Law imposed by any Governmental Entity of competent jurisdiction that is material to the Coal Business shall be in effect, which prohibits, enjoins or renders illegal the consummation of the transactions contemplated by this Agreement.

Article 7
CLOSING

Section 7.1	Date, Time and Place of Closing

The completion of the transaction of purchase and sale contemplated by this Agreement will take place at 5:00 a.m. on the Closing Date (the "Closing Time") remotely via the electronic exchange of documents and executed signature pages in "portable document format" or at such other place, on such other date and at such other time as the Parties may agree to in writing.

Section 7.2	Vendor Parties Closing Deliverables

At the Closing, the Vendor Parties shall deliver or cause to be delivered to the Purchaser the following:

(a)	certificates representing the Purchased Shares duly endorsed in blank for transfer, or accompanied by irrevocable security transfer powers of attorney duly executed in blank, in either case by the holders of record thereof, and updated central securities registers reflecting the purchase and sale of the Purchased Shares;

(b)	a duly executed resignation of (i) each director of the Purchased Entities and (ii) each director of Neptune Terminals nominated by TCP or any of its Affiliates, each effective as at the Closing;
(c)	certified copies of the Reorganization Documents;
(d)	certified copies of each Contribution Documents entered into prior to the Closing Date;
(e)	executed counterparts of the TSA (if applicable); and
(f)	the certificate referred to in Section 6.1(a)(iv) and Section 6.1(b).
Section 7.3	Purchaser Parties Closing Deliverables

At the Closing, the Purchaser Parties shall deliver or cause to be delivered to the Vendor the following:

(a)	payment of the Estimated Purchase Price in accordance with Section 2.3(3);
(b)	in the case of any Replacement Vendor Credit Support Instruments filed prior to the Closing Date in accordance with Section 5.9(1) of this Agreement, if applicable (i) evidence satisfactory to the Vendor Parties, acting reasonably, that the Purchaser Parties have provided each of the required Replacement Vendor Credit Support Instruments to the applicable Governmental Entities, together with copies of each Replacement Vendor Credit Support Instrument and (ii) (A) the originals of each applicable Vendor Credit Support Instrument (or arrangements have been made for the return of the Vendor Credit Support Instruments to the satisfaction of the Vendor Parties, acting reasonably) or (B) evidence satisfactory to the Vendor Parties that the Vendor Parties and their Affiliates have been fully unconditionally and finally released by the beneficiaries of the Vendor Credit Support Instrument, in a form acceptable to the Vendor Parties, acting reasonably, in each case effective as of the Closing Date;
(c)	a broker certificate evidencing that the Replacement Insurance Coverage, including Run-Off Insurance Coverage (if applicable), is in place effective as of the Closing;
(d)	executed counterparts of the TSA (if applicable); and
(e)	the certificate referred to in Section 6.2(a) and Section 6.2(b).

Article 8
TERMINATION

Section 8.1	Termination Rights

This Agreement may, by notice in writing given at or prior to the Closing, be terminated:

(a)	by mutual written consent of the Vendor and the Purchaser;
(b)	by either the Vendor or the Purchaser if the Closing has not occurred by 11:59 p.m. on the Outside Date, provided that a Party may not terminate this Agreement under this Section 8.1(b) if it (or, in the case of the Purchaser, if it or the Guarantor, and in the case of the Vendor, if it or the Vendor Parent) is in breach of any representation, warranty, covenant or obligation set forth in this Agreement and such breach has been a primary cause of, or resulted in, the Closing not occurring;

(c)	by either the Vendor or the Purchaser if after the date of this Agreement: (i) any Law is enacted or made (or any Law is amended) which permanently prohibits, enjoins or renders illegal the consummation of the transactions contemplated by this Agreement, and such Law shall have become final and non-appealable; (ii) an order, decision or notice is issued under Section 23(3)(b) or Section 25.4(1) of the ICA preventing the consummation of the transactions contemplated by this Agreement or imposing a Burdensome Condition that is not accepted by the Purchaser; or (iii) after seeking and obtaining the prior written consent of the Vendor, the Purchaser withdraws its application under Part IV of the ICA; provided that a Party may not terminate this Agreement under this Section 8.1(c) if it (or, in the case of the Purchaser, if it or the Guarantor, and in the case of the Vendor, if it or the Vendor Parent) is in breach of any representation, warranty, covenant or obligation set forth in this Agreement and such breach has been a primary cause of, or resulted in, the event giving rise to a right to terminate pursuant to this Section 8.1(c) occurring;
(d)	by the Purchaser, if any representation or warranty of the Vendor Parties in this Agreement fails to be true and correct such that the condition set forth in Section 6.1(a) would not be satisfied or if the Vendor Parties breach, or fail to perform, their covenants or obligations contained in this Agreement such that the condition set forth in Section 6.1(b) would not be satisfied, and, in each case, such failure or breach continues uncured until the earlier of the Outside Date and the date that is thirty (30) days after the date on which the Purchaser provides the Vendor with written notice of such failure or breach (including reasonable details thereof); provided that (i) if the Vendor Parties can reasonably expect to cure such failure or breach on or prior to the Outside Date, the Purchaser may not terminate this Agreement pursuant to this Section 8.1(d) on account of such failure or breach prior to the Outside Date (and then, the Purchaser may only terminate this Agreement to the extent that such failure or breach is not cured on or prior to Outside Date), and (ii) the Purchaser may not terminate this Agreement pursuant to this Section 8.1(d) if it or the Guarantor is in breach of this Agreement such that either of the conditions set forth in Section 6.2(a) or Section 6.2(b) would not be satisfied; or
(e)	by the Vendor, if any representation or warranty of the Purchaser Parties in this Agreement fails to be true and correct such that the condition set forth in Section 6.2(a) would not be satisfied or if either of the Purchaser Parties breaches, or fails to perform, its covenants or obligations contained in this Agreement such that the condition set forth in Section 6.2(b) would not be satisfied, and, in each case, such failure or breach continues uncured until the earlier of the Outside Date and the date that is thirty (30) days after the date on which the Vendor provides the Purchaser with written notice of such failure or breach (including reasonable details thereof); provided that (i) if the Purchaser Parties can reasonably expect to cure such failure or breach on or prior to the Outside Date, the Vendor may not terminate this Agreement on account of such failure or breach prior to the Outside Date (and then, the Vendor may only terminate this Agreement to the extent that such failure or breach is not cured on or prior to the Outside Date); and (ii) the Vendor may not terminate this Agreement pursuant to this Section 8.1(e) if it or the Vendor Parent is in breach of this Agreement such that either of the conditions set forth in Section 6.1(a) or Section 6.1(b) would not be satisfied.
Section 8.2	Effect of Termination

If this Agreement is validly terminated by a Party in accordance with the terms of this Agreement, the Parties are released from all of their obligations under this Agreement, except that each Party's obligations under Section 5.3, Section 5.6, this Section 8.2, Section 8.3, Section 10.7, Section 11.9,

Article 12, and Article 13 will survive; provided that, subject to Section 8.3(2), the termination of this Agreement will not relieve any Party from any Liability for Willful Breaches or based on fraud by that Party occurring prior to the time of such termination.

Section 8.3	Reverse Termination Payments
(1)	If this Agreement is validly terminated:
(a)	by any Party pursuant to Section 8.1(b), if any of the Key Regulatory Approvals have not been obtained, or are not in full force and effect, on or prior to the Outside Date or if any Antitrust Law is then in effect that prohibits, enjoins or renders illegal the consummation of the transactions contemplated by this Agreement;
(b)	by any Party pursuant to Section 8.1(c): (i) as the result of the imposition or enforcement of an Antitrust Law or Order issued pursuant to an Antitrust Law that is final and not appealable; (ii) as the result of an order, decision or notice issued under Section 23(3)(b) or Section 25.4(1) of the ICA; or (iii) as a result of the Purchaser withdrawing its application under Part IV of the ICA after seeking and obtaining the prior written consent of the Vendor; or
(c)	by the Vendor pursuant to Section 8.1(e), as a result of a Willful Breach by either of the Purchaser Parties,

and provided that, in the case of a termination referred to in Section 8.3(1)(a) or Section 8.3(1)(b), all of the conditions in Section 6.1 (other than the conditions in Section 6.1(c) and Section 6.1(d) unless, in the case of Section 6.1(d) only, such condition is not satisfied as a result of a Law that does not relate in any way to a Key Regulatory Approval or an Antitrust Law) are satisfied or reasonably capable of being satisfied on or prior to the Outside Date, then the Purchaser Parties shall, jointly and severally, pay to the Vendor (or to the Vendor's applicable Subsidiaries as the Vendor may direct in writing) a termination payment in the amount equal to US$400,000,000 (the "Reverse Termination Payment"). The Reverse Termination Payment shall be payable in United States dollars by the Purchaser Parties to the Vendor (or to the Vendor's applicable Subsidiaries as the Vendor may direct in writing) by wire transfer of immediately available funds no later than (A) if this Agreement is validly terminated by the Purchaser, concurrently with the Purchaser's termination (and such termination shall not be effective unless and until such payment is made), or (B) if this Agreement is validly terminated by the Vendor, as promptly as practicable and in any event within three (3) Business Days following such termination. For the avoidance of doubt, the Purchaser shall be entitled to direct the Vendor to, and the Vendor shall upon receipt of such direction, direct, and cause its applicable Subsidiaries to direct, that an amount equal to the aggregate amount outstanding as of the date of such payment under any and all Fallback Acquisition Loans (as defined in Schedule 5.15) be deducted from such amount and retained by the Purchaser as a repayment in full by way of set-off of the amount owing under such Fallback Acquisition Loans. If the Agreement is validly terminated by the Vendor in the circumstances described in Section 8.3(1)(a) or Section 8.3(1)(b), the Vendor's termination notice to the Purchaser Parties shall include a statement that the proviso in the first sentence of this Section 8.3(1) has been satisfied and the Vendor is entitled to receive, and the Purchaser Parties are required to pay, the Reverse Termination Payment. The Purchaser Parties acknowledge that the agreements contained in this Section 8.3(1) are an integral part of the transactions contemplated by this Agreement, and that without these agreements the Parties would not enter into this Agreement, and that the amounts set out in this Section 8.3(1) represent liquidated damages which are a genuine pre-estimate of the damages, including opportunity costs, which the Vendor will suffer or incur as a result of the event giving rise to such damages and resultant termination of this Agreement, and are not penalties. Each Purchaser Party irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive.

(2)	If the Purchaser Parties fail to pay the Reverse Termination Payment when due and payable pursuant to Section 8.3(1), the Purchaser Parties shall pay to the Vendor (or to the Vendor's applicable Subsidiaries as the Vendor may direct in writing) interest on the overdue amount of such payment from the date such payment was required to be made until the date of payment at the prime rate (as published by the Royal Bank of Canada) in effect on the date such payment was required to be paid pursuant to Section 8.3(1), and the Purchaser Parties shall pay the Vendor's reasonable and documented out-of-pocket costs and expenses (including reasonable legal fees and expenses) in connection with any action, including any Legal Proceeding, taken by the Vendor to enforce payment. The Parties agree that if the Reverse Termination Payment becomes payable by, and is paid by, the Purchaser Parties (together with interest thereon, if applicable), then such Reverse Termination Payment shall be the Vendor's sole and exclusive remedy for Damages against the Purchaser Parties and their Affiliates under this Agreement; provided that nothing contained herein shall relieve the Purchaser Parties or their Affiliates from Liability for any fraud. The Parties acknowledge and agree that in no event shall the Purchaser be required to pay the Reverse Termination Payment on more than one occasion.

Article 9
EMPLOYEE MATTERS

Section 9.1	Employee Matters
(1)	The Vendor Parent, effective no later than immediately prior to the Closing Date, shall take any action that is reasonably required to cause:

(a)	the Coal Employees listed in Section 9.1(1)(a) of the Disclosure Letter employed by TCL as of the date of this Agreement to be offered employment with the Vendor Parent or one of its Subsidiaries (other than the Purchased Entities) effective on or before the Closing Date (as the same may be added to or subtracted from pursuant to Section 9.1(2)) (each, an "Excluded Employee"). Except as otherwise specified in this Agreement, the Vendor Parent shall assume and retain any and all Liabilities relating to, arising out of or in respect of any Excluded Employee (and such Liabilities shall be Excluded Liabilities for all purposes of this Agreement); and
(b)	the Transferred Employees listed in Section 3.1(ii)(vi) of the Disclosure Letter (as the same may be added to or subtracted from pursuant to Section 9.1(2)) employed by the Vendor Parent or one of its Subsidiaries (other than the Purchased Entities) as of the date of this Agreement to be offered employment with TCL or one of the other Purchased Entities effective on or before the Closing Date. Except as otherwise specified in this Agreement, TCL or the applicable Purchased Entity shall assume and retain any and all Liabilities relating to, arising out of or in respect of any Transferred Employee (and such Liabilities shall be Coal Liabilities for all purposes of this Agreement).
(2)	The Parties acknowledge and agree that, prior to the Closing, the Vendor Parties may, acting reasonably add to or subtract from (a) the list of Excluded Employees in Section 9.1(1)(a) of the Disclosure Letter; and (b) the list of Transferred Employees in Section 3.1(ii)(vi) of the Disclosure Letter; provided however that any material changes to the list of Excluded Employees in Section 9.1(1)(a) of the Disclosure Letter or the list of Transferred Employees in

Section 3.1(ii)(vi) of the Disclosure Letter (other than due to terminations for cause or performance issues and turnover in the Ordinary Course, including for resignations, retirements, death and disability) shall require the consent of the Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned). The Vendor Parties will consult in good faith with the Purchaser in respect of any such changes to Section 9.1(1)(a) and/or in Section 3.1(ii)(vi) of the Disclosure Letter reasonably prior to the Closing Date and shall deliver to the Purchaser (a) a final list of Excluded Employees in Section 9.1(1)(a) of the Disclosure Letter; and (b) the list of Transferred Employees in Section 3.1(ii)(vi) of the Disclosure Letter no later than five (5) Business Days prior to the Closing Date. For the purposes of this Section 9.1(2), any amendment which excludes a Key Coal Employee from the list of Transferred Employees or includes a Key Coal Employee on this list of Excluded Employees is considered material.

(3)	During the eighteen (18) month period commencing on the Closing Date, the Purchaser Parties shall, and shall cause the Purchased Entities to, provide each Coal Employee who is employed by any of the Purchased Entities (or the Purchaser or any of its Affiliates) immediately following the Closing (each, a "Continuing Employee") with: (a) a base salary or wage rate at least equal to each such Continuing Employee's base salary or wage rate in effect immediately prior to the Closing; (b) an annual target cash bonus opportunity at least equal to each such Continuing Employee's annual target cash bonus opportunity in effect immediately prior to the Closing; (c) annual short- and long-term incentive opportunities (excluding equity-based compensation) at least equal to the value of such Continuing Employee's annual short- and long-term incentive opportunities in effect as of immediately prior to the Closing; and (d) employee benefits that are, in the aggregate, no less favorable than the employee benefits provided to such Continuing Employees under the Employee Plans in effect immediately prior to the Closing (without duplication of benefits).
(4)	For the avoidance of doubt, for the purposes of Section 9.1(3):
(a)	except to the extent related to any agreement or commitment made by any Purchaser Party or its Representative in connection with Section 5.2(1), the value of any cash or other compensation or benefits (including any acceleration of vesting of or timing for payment in respect of any compensation securities or other awards) payable (I) in connection with the transactions contemplated by this Agreement (including the Pre-Closing Reorganization), or (II) in connection with the Separation (as defined in the Notice of Meeting and Management Proxy Circular of the Vendor Parent prepared in connection with the Annual and Special Meeting of the Vendor Parent held on April 26, 2023), shall be excluded, and for greater certainty, the Purchaser Parties shall have no Liability for such payments and any such Liabilities shall be deemed to be Excluded Liabilities; and
(b)	the Purchaser Parties shall not be obligated to adopt any equity based compensation plan for the benefit of the Continuing Employees or to allow any Continuing Employee to participate in any equity based compensation plan maintained by the Purchaser Parties or any of their Subsidiaries (provided that Continuing Employees shall be provided with annual short- and long-term incentive opportunities that provide for at least equal value to the target value of such Continuing Employee's annual short- and long-term incentive opportunities under the Vendor Parent and its Subsidiaries' equity-compensation plans in effect immediately prior to the Closing).

This Section 9.1(4) shall not give any Continuing Employee any right to continued employment or impair in any way the right of the Purchaser Parties or any of their Subsidiaries to terminate the employment of any Continuing Employee, including for the avoidance of doubt, during the eighteen (18) month period referred above. Notwithstanding anything in this Section 9.1(4) to the contrary, the terms of this Section 9.1(4) shall not apply to any Continuing Employee who is covered by a Collective Bargaining Agreement and instead, the terms and conditions of employment of each such Continuing Employee following the Closing Date shall be governed by the terms of the applicable Collective Bargaining Agreement.

(5)	From and after the Closing Date, the Continuing Employees shall be entitled to use and obtain their unused and accrued vacation benefits and vacation pay under their previous vacation arrangements, determined as of the Closing Date, at the expense of the Purchaser Parties.
Section 9.2	Employee Plan Matters
(1)	Subject to the terms of this Article 9, as of no later than immediately prior to the Closing Date: (a)(i) all Coal Employees shall cease active participation in, and benefit accrual under, the Vendor Employee Plans, and (ii) the Purchased Entities shall cease to be participating employers under the Vendor Employee Plans; and (b)(i) all Vendor Employees shall cease active participation in, and benefit accrual under, the Coal Employee Plans, and (ii) the Vendor Parent and its Subsidiaries (other than the Purchased Entities), as applicable, shall cease to be participating employers under the Coal Employee Plans and shall have no further obligations with respect to any Coal Employee Plan. For greater certainty and subject to Section 9.2(9), the Vendor Parent and its Subsidiaries (other than the Purchased Entities) shall have no Liability for benefit accruals or retirement, pension, ancillary or other benefits relating to the employment of the applicable Coal Employees or Former Coal Employees before, on and after the Closing Date and any such Liabilities shall be Coal Liabilities.

Replacement Plans

(2)	Effective on or prior to the Closing Date, and subject to the requirements of the applicable Collective Bargaining Agreements, the Vendor Parent shall cause TCL to establish, through Benefits Insurers, group health and welfare benefit plans that provide the Coal Employees and Former Coal Employees with group health and welfare benefits that are substantially similar to the group health and welfare benefits in place for the benefit of such Coal Employees and Former Coal Employees under the applicable group health and welfare Vendor Employee Plans (the "Vendor Group Benefit Plans") prior to the Closing (such group health and welfare plans established by TCL, the "Coal Mirror Benefit Plans"). The Vendor Parent shall use commercially reasonably efforts to cause the Coal Mirror Benefit Plans to recognize the prior service of the Coal Employees and Former Coal Employees rendered to the Coal Business or the Vendor Parent and its Subsidiaries (including the Purchased Entities), as applicable, in respect of the Vendor Group Benefit Plans for the purposes of such Coal Employees and Former Coal Employees' eligibility to participate in and entitlement to benefits under such Coal Mirror Benefit Plans. The Vendor Parent shall use commercially reasonable efforts to cause the applicable Benefits Insurers to: (a) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Coal Employees and Former Coal Employees under the Coal Mirror Benefit Plans except and only to the extent that any Coal Employees or Former Coal Employees were subject to such pre-existing conditions, exclusions and waiting periods under the applicable Vendor Group Benefit Plans prior to the effective date of the Coal Mirror Benefit Plans; and (b) provide each Coal Employee and Former Coal Employee with credit for any co-payments and deductibles paid in respect of the applicable Vendor Group Benefit Plans prior to the effective date of the Coal Mirror Benefit Plans in satisfying any applicable deductible or out-of-pocket requirements under the Coal Mirror Benefit Plans. For the avoidance of doubt, the Coal Mirror Benefit Plans shall be Coal Employee Plans for the purposes of this Agreement (other than for the purposes of Section 3.1(jj)(ii)).

(3)	Subject to the requirements of the applicable Collective Bargaining Agreements, life insurance, short-term disability (but only to the extent that such short-term disability was insured under the Vendor Group Benefit Plans), long-term disability, critical illness and accidental death and dismemberment benefit coverage under the Coal Mirror Benefit Plans shall be fully insured through the applicable Benefits Insurer. On or before the effective date of the establishment of the Coal Mirror Benefit Plans, the Vendor Parent shall, in connection with the establishment of the Coal Mirror Benefit Plans, obtain a reverse buy-out (the "Captive Buyout") of all applicable insurance reserves maintained through insurance Contracts and policies of the Vendor Parent or its Subsidiaries, which reserves relate only to (i) those insurance claims that have been notified to the Sun Life Assurance Company of Canada prior to the effective date of the implementation of the Coal Mirror Benefit Plans, and (ii) which are made by, and maintained for the benefit of, Coal Employees and Former Coal Employees under the applicable Vendor Group Benefit Plans insured through BMC Insurance Company Limited (collectively, the "Captive Reserves"). The Captive Buyout shall be obtained from a Benefits Insurer.
(4)	Effective on or prior to the Closing Date, and subject to the requirements of the applicable Collective Bargaining Agreements, the Vendor Parent shall also cause TCL to establish a registered retirement income/life income fund that will provide the Coal Employees and Former Coal Employees with registered retirement income/life income fund benefits that are substantially similar to the registered retirement income/life income fund benefits in place for the benefit of such Coal Employees and Former Coal Employees under the applicable Vendor Employee Plans prior to the Closing.
(5)	The Purchaser shall, on Closing, reimburse the Vendor Parties for all reasonable out-of-pocket costs and expenses (including reasonable advisors' fees) incurred by the Vendor Parties, any of their Subsidiaries, or any of their respective Representatives in connection with establishing the Coal Mirror Benefit Plans, including the amount, if any, by which the reserves required by the applicable Benefits Insurer to fully insure the Coal Mirror Benefit Plans is greater than the Captive Reserves.

(6)	Effective as of the Closing Date, without limiting Section 9.1(3), Section 9.2(2) or Section 9.2(5) and subject to the requirements of the applicable Collective Bargaining Agreements, the Purchaser Parties shall, or shall cause a Purchased Entity to, at the Purchaser Parties' expense, provide the Coal Employees and Former Coal Employees with employee benefits that are no less favourable in the aggregate than the employee benefits in place for the benefit of such Coal Employees and Former Coal Employees under the Vendor Employee Plans immediately prior to the Closing Date. In connection with the foregoing obligation, the Purchaser Parties shall permit the Coal Employees and Former Coal Employees, as applicable, to participate in one or more replacement benefit plans, programmes, arrangements or practices sponsored or otherwise made available by the Purchaser Parties (each such plan, a "Replacement Employee Plan"). The Purchaser Parties shall use commercially reasonable efforts to cause each Replacement Employee Plan to recognize the prior service of the Coal Employees and Former Coal Employees rendered to the Coal Business or the Vendor Parent and its Subsidiaries (including the Purchased Entities), as applicable, in respect of the Vendor Employee Plans for the purposes of eligibility to participate in, vesting under, and entitlement to benefits under such Replacement Employee Plans but not for any accrual or other purpose that would result in a duplication of benefits as between a Vendor Employee Plan and a Replacement Employee Plan (subject, in any case, to applicable Laws).
(7)	Effective as of the Closing Date and subject to Section 9.2(9), all Liabilities relating to, arising out of or resulting from health and welfare coverage or claims incurred before, on or after the Closing Date by each Coal Employee or Former Coal Employee (and each of their respective beneficiaries and dependents) shall be retained (or assumed) by the Purchased Entities and, for the avoidance of doubt, any Liabilities arising out of, in respect of, connected with or relating to retiree health and welfare benefits provided to Former Coal Employees (and their respective beneficiaries and dependents) will constitute Coal Liabilities.

(8)	Within forty-five (45) days following the Closing Date, the Vendor shall cooperate with the Purchaser to transfer to the Purchaser all employee data necessary to administer each Coal Employee Plan in accordance with its terms and conditions and all Laws, including privacy Laws, and such data shall be materially complete, correct, and in a form which is sufficient for the proper administration of each Coal Employee Plan.
(9)	Notwithstanding the foregoing, but subject to Section 9.2(2) and Section 9.2(3), (a) the applicable Vendor Group Benefit Plan shall provide coverage for any long-term disability benefit claims incurred by Transferred Employees prior to the Closing Date (including a reoccurrence of a disability that occurred prior to Closing), to the extent that such claim is covered under the terms of such Vendor Group Benefit Plan (as it read on the date hereof), and (b) the Purchased Entities shall have no Liability for pension benefits accrued under any Vendor Employee Plan that is a "registered pension plan", as such term is defined in the Tax Act, relating to the employment of the applicable Coal Employees or Former Coal Employees before the Closing Date and any such Liabilities shall not be Coal Liabilities (except with respect to any assets transferred to a Coal Employee Plan (in accordance with the terms of such Coal Employee Plan) upon the election of a Coal Employee or a Former Coal Employee as a result of the cessation of such Coal Employee or such Former Coal Employee's membership in a Vendor Employee Plan (such election in accordance with the terms of such Vendor Employee Plan)).

Master Trust

(10)        In connection with the Pre-Closing Reorganization, prior to Closing, the Vendor Parent shall effective on or prior to the Closing Date: (a) terminate participation of the Coal Pension Plans in the Vendor Master Trust; and (b) transfer the Coal Pension Plans' proportionate interest in the underlying assets of the Vendor Master Trust to the Coal Master Trust, which shall accept the Coal Pension Plans' proportionate interest of the underlying assets of the Vendor Master Trust in accordance with the steps set out in Schedule 9.2(10). The Vendor Master Trust units owned by the Coal Pension Plans as of September 30, 2023 are as set forth in Section 9.2(10) of the Disclosure Letter.

General

(11)	Notwithstanding the preceding provisions, this Section 9.2 is not intended to and shall not (a) create any third party rights, (b) amend any Vendor Employee Plan, or (c) provide any Vendor Employee or Coal Employee with any new or additional rights to continued employment, severance pay or similar benefits following any termination of employment.

Article 10
INDEMNIFICATION

Section 10.1	Survival

The Parties, intending to modify any applicable statute of limitations, agree that:

(a)	the Vendor Fundamental Representations in this Agreement and in any certificate delivered by the Vendor Parties at the Closing shall survive the Closing until the latest date permitted by Law;
(b)	the Vendor Tax Representations in this Agreement and in any certificate delivered by the Vendor Parties at the Closing shall survive the Closing and continue for a period ending sixty (60) days following the expiration of all limitation periods pursuant to applicable Laws, including all periods allowed for objecting to and appealing from the determination of any proceedings relating to any assessment or reassessment of any of the Purchased Entities in respect of any taxation period to which such representations and warranties or indemnity extend (taking into account any waiver or similar document extending such period which is requested, or consented to, in writing by the Vendor Parties);
(c)	the Purchaser Fundamental Representations in this Agreement and in any certificate delivered by the Purchaser Parties at the Closing shall survive the Closing until the latest date permitted by Law;
(d)	the representations and warranties in this Agreement and in any certificate delivered at the Closing, other than the Vendor Fundamental Representations, the Vendor Tax Representations and the Purchaser Fundamental Representations shall survive for a period of twelve (12) months following the Closing Date, and thereafter there shall be no Liability on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates or Representatives in respect thereof, except there is no limitation as to time for claims against a Party based on fraud or fraudulent misrepresentation by that Party in this Agreement;
(e)	the covenants and agreements of the Parties in Section 5.1, Section 5.2(3), Section 5.2(4), Section 5.9(1), Section 5.12, Section 5.13 and Section 5.14 (collectively, the "Surviving Pre-Closing Covenants") shall survive the Closing for a period of twelve (12) months after the Closing, and thereafter there shall be no Liability on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates or Representatives in respect of the Surviving Pre-Closing Covenants;
(f)	the covenants and agreements of the Parties in this Agreement that by their terms apply or are to be performed in whole or in part on or after the Closing Date, including those set out in Section 2.4, Section 2.5, Section 2.6, Section 5.2(4), Section 5.4, Section 5.5, Section 5.6, Section 5.9(2), Section 5.9(3), Section 5.12, Section 5.15, Section 5.16, Article 9, Article 10, Article 11, Article 12 and Schedule 5.15 (collectively, the "Post-Closing Covenants"), shall survive the Closing indefinitely (or, if a specific time period for performance is specified, for the period of performance provided in such covenants and agreements, if any, or until fully performed); and
(g)	other than the Surviving Pre-Closing Covenants and the Post-Closing Covenants, the covenants of the Parties in this Agreement shall terminate effective as of the Closing and shall not survive the Closing for any purpose, and thereafter there shall be no Liability on the part of, nor shall any claim be made by, any Party or any of their respective Affiliates or Representatives in respect thereof, except there is no limitation as to time for claims against a Party based on fraud by that Party in this Agreement.

Notwithstanding the foregoing, if written notice of a claim for indemnification hereunder is given in accordance with the terms of the applicable survival period set forth above, then such claim shall survive until such time as such claim is finally resolved and, so long as an Indemnified Party delivers a written notice of claim setting out in reasonable detail the factual basis for such claim prior to the expiration date of the applicable survival period set forth above, the Indemnifying Party shall, subject to the other terms of this Agreement, be required to indemnify the applicable Indemnified Party as required hereunder for all Damages that such Indemnified Party may suffer, incur or sustain in respect of the matters that are the subject of such written notice.

Section 10.2	Indemnification in Favour of the Purchaser
(1)	Subject to Section 10.1, Section 10.2(2) and Section 10.2(5), following Closing, the Vendor Parties will, jointly and severally, indemnify and save each of the Purchaser Parties and their Affiliates (other than the Purchased Entities), and their respective Representatives, successors and permitted assigns (collectively, the "Purchaser Indemnified Parties") harmless of and from, and will pay for, any Damages suffered by, imposed upon or asserted against it as a result of, in respect of, connected with, or arising out of, under, or pursuant to:
(a)	any breach by the Vendor Parties of any of the Vendor Fundamental Representations in this Agreement or any certificate delivered at the Closing;
(b)	any breach by the Vendor Parties of any representation and warranty in this Agreement or any certificate delivered at the Closing (other than the Vendor Fundamental Representations);
(c)	any breach by the Vendor Parties of any of their Surviving Pre-Closing Covenants;
(d)	any breach by the Vendor Parties of any of their Post-Closing Covenants;
(e)	all Pre-Closing Taxes, other than any Pre-Closing Taxes that are included in the calculation of Closing Working Capital or paid by the Vendor Parties pursuant to Section 11.2(3)(b);
(f)	any Excluded Asset or Excluded Liabilities, in each case whether arising before, on or after the Closing Date; and
(g)	any amounts referred to in Section 11.5(2).
(2)	In respect of the rights of the Purchaser Indemnified Parties to, and the obligations of the Vendor Parties for, indemnification pursuant to this Section 10.2:
(a)	any Damages suffered by, imposed upon or asserted against any Purchased Entity as a result of, in respect of, connected with, or arising out of, under, or pursuant to the matters set out in Section 10.2(1) will be deemed (for the purposes of the application of such rights and obligations of indemnification only) to be Damages suffered by, imposed upon or asserted against the Purchaser Parties (without duplication of any Damages actually suffered by, imposed upon or asserted against any Purchaser Indemnified Parties); and
(b)	to the extent that any indemnifiable Damage is as a result of, in respect of, connected with, or arising out of, under, or pursuant to, as applicable, any Purchased Entity or the Coal Business, the amount of such indemnifiable Damage as may be recovered by the Purchaser Indemnified Parties from the Vendor Parties shall, without duplication, be equal to the product of (i) the amount of such Damage, multiplied by (ii)(A) in the case of a Purchased Entity (other than the Purchased Corporation) and the Coal Business, the Attributable Interest, or (B) in the case of the Purchased Corporation, 100%.

(3)	For greater certainty, Section 10.2(1) shall not require either of the Vendor Parties to indemnify any Purchaser Indemnified Parties for any Damages in respect of (a) Taxes for a fiscal period of a partnership which ends after the Straddle Fiscal Period and (b) Taxes for a taxation year of any corporation which ends after the Execution Taxation Year.
(4)	For greater certainty, prior to the resolution of a Vendor Controlled Proceeding, Section 10.2(1) shall only require the Vendor Parties to indemnify any Purchaser Indemnified Parties for the amount of Tax under dispute in respect of which a Governmental Entity is permitted to take collection action (other than such amounts paid by the Vendor Parties pursuant to Section 11.2(3)(b)).
(5)	The rights of the Purchaser Indemnified Parties to, and the obligations of the Vendor Parties for, indemnification pursuant to Section 10.2(1)(b) shall be subject to the following limitations:
(a)	the Vendor Parties shall not have any Liability with respect to any single claim for indemnification unless the amount of Damages with respect to any such claim is greater than US$1,000,000 (the "Minimum Claim Threshold"); provided, that any series of claims relating to, resulting from or arising out of the same set of facts or circumstances may be aggregated for purposes of determining whether the Minimum Claim Threshold has been met;
(b)	the Vendor Parties shall not have any Liability to make any payment for Damages for indemnification with respect to the matters indemnifiable under Section 10.2(1)(b) until the aggregate of all Damages (excluding, for greater certainty, any claims for Damages that do not exceed the Minimum Claim Threshold) suffered by, imposed upon or asserted against the Purchaser Indemnified Parties with respect to such matters exceeds, on a cumulative basis, an amount equal to one (1%) percent of the Purchase Price (the "Deductible"), and then only for the amount by which such aggregate Damages exceed the Deductible; and
(c)	the maximum aggregate amount of indemnifiable Damages that may be recovered by the Purchaser Indemnified Parties from the Vendor Parties with respect to the matters indemnifiable under Section 10.2(1)(b) shall be an amount equal to ten (10%) percent of the Purchase Price.
(6)	The limitations in Section 10.2(5) shall not apply in the case of any fraud or fraudulent misrepresentation by any of the Vendor Parties.
Section 10.3	Indemnification in Favour of the Vendor
(1)	Following Closing the Purchaser Parties will, jointly and severally, indemnify and save each of the Vendor Parties and their respective Affiliates, and their respective Representatives, successors and permitted assigns (collectively, the "Vendor Indemnified Parties") harmless of and from, and will pay for, any Damages suffered by, imposed upon or asserted against it as a result of, in respect of, connected with, or arising out of, under or pursuant to:.
(a)	any breach by any of the Purchaser Parties of any representation and warranty in this Agreement or any certificate delivered by either of the Purchaser Parties at the Closing;

(b)	any breach by the Purchaser Parties of any of their respective Surviving Pre-Closing Covenants;
(c)	any breach by the Purchaser Parties of any of their respective Post-Closing Covenants;
(d)	any Coal Liabilities, in each case whether arising before, on or after the Closing Date, excluding (for the avoidance of doubt) any Coal Liabilities to the extent arising out of, in respect of, associated with, in connection with or attributable to (i) any breach by any of the Vendor Parties of any provision of this Agreement or any certificate delivered at the Closing, or (ii) any obligations of the Vendor Parties pursuant to any provision of this Agreement or any certificate delivered at the Closing;
(e)	any Vendor Credit Support Instruments that are not terminated, cancelled and/or returned to the Vendor Parent or its applicable Subsidiaries (other than the Purchased Entities) at Closing pursuant to Section 5.9;
(f)	any matters specified in Section 5.17(3);
(g)	the amounts specified in Section 11.3(3); and
(h)	any amounts referred to in Section 11.5(2).
(2)	In respect of the rights of the Vendor Indemnified Parties to, and the obligations of the Purchaser Parties for, indemnification pursuant to Section 10.3(1)(d), Section 10.3(1)(g) or Section 10.3(1)(h), the Purchaser Parties shall only have Liability with respect to (a) the amount of Damages with respect to any such claim pursuant to Section 10.3(1)(d), Section 10.3(1)(g) or Section 10.3(1)(h) (as applicable), multiplied by (b) the Attributable Interest.
Section 10.4	Notification
(1)	If following the Closing a Third Party Claim is instituted or asserted against an Indemnified Party or a Purchased Entity, the Indemnified Party will promptly notify the Indemnifying Party in writing of the Third Party Claim. The notice must specify in reasonable detail the identity of the Person making the Third Party Claim and, to the extent known, the nature of the Damages and the estimated amount needed to investigate, defend, remedy or address the Third Party Claim. The failure to promptly provide such notice will not relieve the Indemnifying Party of any obligation to indemnify the Indemnified Party, except to the extent such failure materially prejudices the defences available to the Indemnifying Party. Following Closing, with regard to any Third Party Claim that is instituted or asserted against a Purchased Entity prior to Closing and of which an Indemnified Party becomes aware, such Indemnified Party shall make indemnity claims under this Agreement concerning such Third Party Claim by delivering written notice thereof to the applicable Indemnifying Party.
(2)	If an Indemnified Party becomes aware of a Direct Claim, the Indemnified Party will promptly notify the Indemnifying Party in writing of the Direct Claim. The failure to promptly provide such notice will not relieve the Indemnifying Party of any obligation to indemnify the Indemnified Party, except to the extent such failure materially prejudices the defences available to the Indemnifying Party.
(3)	Notice to an Indemnifying Party under this Section 10.4 of a Direct Claim or a Third Party Claim is assertion of a claim for indemnification against the Indemnifying Party under this Agreement.

Upon receipt of such notice, the provisions of Section 10.6 will apply to any Third Party Claim and the provisions of Section 10.5 will apply to any Direct Claim.

Section 10.5	Direct Claims
(1)	Following receipt of notice of a Direct Claim, the Indemnifying Party has sixty (60) days to investigate the Direct Claim and respond in writing. For purposes of the investigation, the Indemnified Party shall make available to the Indemnifying Party such information as the Indemnifying Party may reasonably request (subject to any bona fide claims of privilege in respect of such information by the Indemnified Party).
(2)	If the Indemnifying Party disputes the validity or amount of the Direct Claim, the Indemnifying Party shall provide written notice of the dispute to the Indemnified Party within the sixty (60) day period specified in Section 10.5(1). The dispute notice must describe in reasonable detail the nature of the Indemnifying Party's dispute and the Indemnifying Party shall make available to the Indemnified Party such information as the Indemnified Party may reasonably request (subject to any bona fide claims of privilege in respect of such information by the Indemnifying Party). During the thirty (30) day period immediately following receipt of a dispute notice by the Indemnified Party, the Indemnifying Party and the Indemnified Party shall attempt in good faith to resolve the dispute. If the Indemnifying Party and the Indemnified Party fail to resolve the dispute within that thirty (30) day time period, the Indemnified Party is free to pursue all rights and remedies available to it, subject to this Agreement. If the Indemnifying Party fails to respond in writing to the Direct Claim within the sixty (60) day period specified in Section 10.5(1), the Indemnifying Party is deemed to have rejected the Direct Claim, in which event the Indemnified Party is free to pursue all rights remedies available to it, subject to this Agreement.
Section 10.6	Procedure for Third Party Claims
(1)	Upon receiving notice of a Third Party Claim, the Indemnifying Party may participate in the investigation and defence of the Third Party Claim and, subject to this Section 10.6, may also elect to assume the investigation and defence of the Third Party Claim.
(2)	In order to assume the investigation and defence of a Third Party Claim, the Indemnifying Party must give the Indemnified Party written notice of its election within thirty (30) days of the Indemnifying Party's receipt of notice of the Third Party Claim from the Indemnified Party and acknowledge that the Third Party Claim is within the scope of its obligation to indemnify the Indemnified Party in accordance with and subject to the terms of this Article 10.
(3)	If the Indemnifying Party assumes the investigation and defence of a Third Party Claim:
(a)	the Indemnifying Party will pay for all costs and expenses of the investigation and defence of the Third Party Claim except that the Indemnifying Party will not, so long as it diligently conducts such defence, be liable to the Indemnified Party for any fees of other counsel or any other expenses with respect to the defence of the Third Party Claim, incurred by the Indemnified Party after the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim (except where the Indemnified Party has received advice from counsel that the interests of the Indemnified Party and the Indemnifying Party are sufficiently adverse or in conflict to render inadvisable the representation by the same counsel of both parties, in which case the reasonable fees and expenses of one set of counsel in each applicable jurisdiction of the Indemnified Party shall be included as indemnifiable Damages); and

(b)	the Indemnifying Party will reimburse the Indemnified Party for all costs and expenses incurred by the Indemnified Party in connection with the investigation and defence of the Third Party Claim prior to the date the Indemnifying Party validly exercised its right to assume the investigation and defence of the Third Party Claim.
(4)	The Indemnifying Party shall not be entitled to assume the defence of a Third Party Claim, and the reasonable fees and expenses of counsel retained by the Indemnified Party or the Purchased Entity, as applicable, shall be included as indemnifiable Damages if such Third Party Claim is determined to be within the scope of its obligation to indemnify the Indemnified Party in accordance with and subject to the terms of this Article 10, if: (a) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, allegation or investigation; (b) the Indemnified Party reasonably believes an adverse determination with respect to the Third Party Claim would be materially detrimental to the reputation or future business prospects of the Indemnified Party or any of its Affiliates (including any Purchased Entity); or (c) the Third Party Claim seeks an injunction or equitable relief against the Indemnified Party or any of its Affiliates (including any Purchased Entity).
(5)	The Indemnifying Party will not be permitted to compromise and settle or to cause a compromise and settlement of a Third Party Claim without the prior written consent of the Indemnified Party, which consent may not be unreasonably withheld, conditioned, or delayed, unless:
(a)	the terms of the compromise and settlement require only the payment of money for which the Indemnified Party is entitled to full indemnification under this Agreement;
(b)	the Indemnified Party is not required to admit any wrongdoing, take or refrain from taking any action, acknowledge any rights of the Person making the Third Party Claim or waive any rights that the Indemnified Party may have against the Person making the Third Party Claim; and
(c)	the Indemnified Party receives, as part of the compromise and settlement, a legally binding and enforceable unconditional release in customary form from any and all Liabilities it may have with respect to the Third Party Claim.
(6)	If the Indemnified Party or the Purchased Entity, as applicable, undertakes the defence of the Third Party Claim, the Indemnifying Party will not be bound by any compromise or settlement of the Third Party Claim effected without the consent of the Indemnifying Party (which consent may not be unreasonably withheld, conditioned, or delayed). In the event of an adjudication of the Third Party Claim resulting in a claim for indemnification pursuant to this Article 10, the Indemnifying Party will be bound by the outcome of the adjudication unless the Indemnifying Party demonstrates that the Indemnified Party or the Purchased Entity failed to reasonably defend the Third Party Claim, in which case the obligation to indemnify may be reduced as a court determines is appropriate in the circumstances.
(7)	The Indemnified Party or the Purchased Entity, as applicable, and the Indemnifying Party agree to keep the other fully informed of the status of any Third Party Claim and any related Legal Proceedings. If the Indemnifying Party assumes the investigation and defence of a Third Party Claim, the Indemnified Party or Purchased Entity will, at the request and expense of the Indemnifying Party, use its reasonable efforts to make available to the Indemnifying Party, on a reasonably timely basis, those employees whose assistance, testimony or presence is reasonably necessary to assist the Indemnifying Party in investigating and defending the Third Party Claim. The Indemnified Party or the Purchased Entity shall, at the request and expense of the Indemnifying Party, make available to the Indemnifying Party, or its Representatives, on

a reasonably timely basis all documents, records and other materials in the possession, control or power of the Indemnified Party or the Purchased Entity, reasonably required by the Indemnifying Party for its use solely in defending any Third Party Claim which it has elected to assume the investigation and defence of. The Indemnified Party or the Purchased Entity shall reasonably cooperate on a reasonably timely basis with the Indemnifying Party in the defence of any Third Party Claim.

Section 10.7	Exclusion of Other Remedies

Except as provided in this Section 10.7, following Closing, the indemnities provided in Section 10.2 and Section 10.3 constitute the only remedy of the Purchaser Parties or the Vendor Parties, respectively, against a Party in the event of any breach of a representation, warranty, covenant or agreement of such Party contained in this Agreement. At or prior to Closing, the Parties may exercise their rights of termination in Section 8.1. The Parties acknowledge that the failure to comply with a covenant or obligation contained in this Agreement may give rise to irreparable injury to a Party inadequately compensable in damages. Accordingly, a Party may at any time seek to enforce the performance of this Agreement by injunction or specific performance upon application to a court of competent jurisdiction without proof of actual damage (and without requirement of posting a bond or other security). Each of the Parties expressly waives and renounces any other remedies whatsoever, whether at Law or in equity, which it would otherwise be entitled to as against any other Party. Notwithstanding anything to the contrary in this Agreement, there are no limitations or restrictions for claims against a Party based on fraud or fraudulent misrepresentation by that Party.

Section 10.8	One Recovery

The Indemnified Parties (taken together) are not entitled to double recovery for any claims even though they may have resulted from a set of facts that gave rise to the breach of more than one of the representations, warranties, covenants and obligations of the Indemnifying Party in this Agreement.

Section 10.9	Other Limitations

Nothing in this Agreement in any way restricts or limits the general obligation at Law of an Indemnified Party to mitigate any loss which it may suffer or incur by reason of the breach by an Indemnifying Party of any representation, warranty, covenant or obligation of the Indemnifying Party under this Agreement. If any claim can be reduced by any recovery, settlement or otherwise under or pursuant to any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the Indemnified Party shall take all commercially reasonable steps to enforce such recovery, settlement or payment and the amount of any Damages of the Indemnified Party will be reduced by the amount of insurance proceeds actually recovered by the Indemnified Party (net of any increase in premiums related to such claim).

Article 11
POST-CLOSING COVENANTS

Section 11.1	Access to Books and Records
(1)	For a period of seven (7) years from the Closing Date or for such longer period as may be required by applicable Law, the Purchaser Parties will, and will cause the Purchased Entities to, retain all original books and records relating to the Purchased Entities existing on the Closing Date (including the Coal Business Books and Records that are not Excluded Assets) that have been transferred, directly or indirectly, to, or retained by, as applicable, the Purchaser Parties or the Purchased Entities in connection with the Closing. So long as any such books and records are retained by the Purchaser Parties and the Purchased Entities pursuant to this

Agreement, the Vendor Parties shall have the right to inspect and to make copies (at their own expense) of them at any time upon reasonable request during normal business hours and upon reasonable notice for any proper purpose and without undue interference to the business operations of the Purchased Entities, provided that: (a) the Vendor Parties provide the Purchaser with reasonable notice of any request under this Section 11.1(1); (b) access to any materials contemplated in this Section 11.1(1) shall be provided in such manner not to interfere unreasonably with the conduct of the Coal Business; and (c) such information shall be deemed to be Purchased Entities Confidential Information and subject to Section 5.5(1)(a). Notwithstanding the foregoing, other than in connection with access to, or to disclosure of information to the Vendor in connection with its review of the Draft Purchase Price Statement, the Purchaser shall not be obligated to provide access to, or to disclose, any information to the Vendor Parties if the Purchaser reasonably determines that such disclosure would violate applicable Law, result in the disclosure of any commercially sensitive or competitive information, trade secrets or similar information or violate any obligations of the Purchaser, any of its Subsidiaries or any other Person with respect to confidentiality, jeopardize any privilege claim by the Purchaser or any of its Subsidiaries, or interfere unreasonably with the conduct of the business of the Purchased Entities. The Purchaser has the right to have its Representatives present during any such inspection.

(2)	For a period of seven (7) years from the Closing Date or for such longer period as may be required by applicable Law, the Vendor Parties will retain all original books and records relating to the Purchased Entities (including the Coal Business Books and Records that are Excluded Assets) existing on the Closing Date that have not been transferred, directly or indirectly, to, or retained by, as applicable, the Purchaser Parties or the Purchased Entities in connection with the Closing. So long as any such books and records are retained by any of the Vendor Parties pursuant to this Agreement, the Purchaser Parties shall have the right to inspect and to make copies (at their own expense, including accessing digital back-ups) of them at any time upon reasonable request during normal business hours and upon reasonable notice for any proper purpose and without undue interference to the business operations of the Vendor Parties or any of their respective Subsidiaries, provided that: (a) the Purchaser Parties provide the Vendor with reasonable notice of any request under this Section 11.1(2); (b) access to any materials contemplated in this Section 11.1(2) shall be provided in such manner not to interfere unreasonably with the conduct of the Vendor Business; and (c) such information shall be deemed to be Post-Closing Vendor Confidential Information and subject to Section 5.5(1)(b). Notwithstanding the foregoing, the Vendor shall not be obligated to provide access to, or to disclose, any information to the Purchaser Parties if the Vendor Parties reasonably determine that such disclosure would violate applicable Law, result in the disclosure of any commercially sensitive or competitive information, trade secrets or similar information or violate any obligations of the Vendor Parties, any of their Subsidiaries or any other Person with respect to confidentiality, jeopardize any privilege claim by the Vendor Parties or any of their Subsidiaries, or interfere unreasonably with the conduct of the business of the Vendor Parties. The Vendor has the right to have its Representatives present during any such inspection.
Section 11.2	Certain Tax Matters
(1)	Tax Status. The Purchaser covenants that (a) no Purchased Entity that is a partner of EVR LP, TCP or EMLP will become a Person described in any of paragraphs 100(1.1)(a) to (d) of the Tax Act, (b) it will not allow a Person described in any of paragraphs 100(1.1)(a) to (d) of the Tax Act to become a partner of TCP or EMLP, (c) it will not cause a Person described in any of paragraphs 100(1.1)(a) to (d) of the Tax Act to become a partner of EVR LP, and (d) it will not consent to a Person described in any of paragraphs 100(1.1)(a) to (d) of the Tax Act becoming a partner of EVR LP in each case at any time as part of any series of transactions for purposes of the Tax Act that includes the Pre-Closing Reorganization.

(2)	Tax Returns.
(a)	The Purchaser and the Vendor shall cooperate in the preparation and filing of any Tax Returns of the Purchased Entities relating in whole or in part to the following periods: (i) the fiscal period of any partnership in which the Closing Date occurs (the "Straddle Fiscal Period"); (ii) the taxation year of any corporation ending the moment in time immediately prior to Closing (the "Execution Taxation Year"); and (iii) any other year ending during the Straddle Fiscal Period as a result of the sale of the Purchased Shares or of the Pre-Closing Reorganization contemplated herein ("Pre-Closing Years").
(b)	The Vendor shall prepare or cause to be prepared: (i) Tax Returns for the Execution Taxation Year of each Purchased Entity that is a corporation; (ii) Tax Returns for Pre-Closing Years for each Purchased Entity; (iii) any Tax Return that is a tax election set forth in Section 11.2(2)(b) of the Disclosure Letter; and (iv) any Tax Return that is a tax election related to the Pre-Closing Reorganization which the Vendor determines is necessary or desirable in its sole discretion, including under the Mineral Tax Disposition of a Mine Regulation (British Columbia), under sections 85 and 97 of the Tax Act, and under section 156 or section 167(1) of the Excise Tax Act (Canada). The Vendor will give the Purchaser an opportunity to review and comment on each such Tax Return (as described in Section 11.2(2)(b)(i) to (iv)) by providing or causing to be provided copies of them to the Purchaser at least thirty (30) days before they are required by applicable Law to be filed. The Purchaser will have the right to make any comments that it deems appropriate within fifteen (15) days following receipt of such Tax Returns, which comments the Vendor may incorporate or cause to be incorporated at its sole discretion, acting reasonably. Prior to filing such Tax Returns with the relevant Governmental Entities, the Vendor shall provide or cause to be provided a copy of any such Tax Return to the Purchaser at least five (5) days prior to the date on which the Tax Return is to be timely filed and the Purchaser shall execute or cause its Affiliates or the Purchased Entities to execute any such Tax Returns, including for greater certainty amended Tax Returns.
(c)	The Purchaser shall prepare or cause to be prepared all Straddle Period Returns, not otherwise prepared by the Vendor as provided for in this Section 11.2, for each Straddle Period of the Purchased Entities to give effect to the Tax Act allocations set out in Section 11.2(5) and otherwise in a manner consistent with past practice of the Vendor, unless otherwise required by Law.
(d)	The Vendor shall be entitled to review the Tax Returns for the Purchased Entities relating in whole or in part to the Straddle Fiscal Period to ensure that: (i) such Tax Returns shall be filed consistent with past practice and the provisions of Section 11.2(5); and (ii) the Pre-Closing Reorganization steps are properly reflected in such Tax Returns.
(e)	In the case of a Straddle Period Return that is required to be filed within thirty (30) days of the Closing Date, the Purchaser shall, at least seven (7) days prior to the date such Straddle Period Return is required to be filed provide or cause to be provided a substantially final draft of such Straddle Period Return to the Vendor for review and comment and incorporate any reasonable comments made by the Vendor, provided that, in the case of a Straddle Period Return that is required to be filed within ten (10) days of the Closing Date, the Purchaser shall use its commercially reasonable efforts to afford the Vendor a reasonable opportunity to review and comment on such Straddle

Period Return prior to filing such Straddle Period Return and will incorporate or cause to be incorporated any reasonable comments made by the Vendor.

(f)	In any other case, the Purchaser shall provide or cause to be provided a substantially final draft of the Straddle Period Return to the Vendor for review and comment at least thirty (30) days prior to the date on which the Straddle Period Return is required to be filed and will incorporate any reasonable comments made by the Vendor.
(g)	The Vendor, on one hand, and the Purchaser, on the other, agree to furnish or cause to be furnished to the other, upon request, as promptly as practicable, such information and assistance relating to the Purchased Entities as is reasonably necessary for the preparation and filing of all Tax Returns contemplated by this Section 11.2(2), including Straddle Period Returns, and, the making of any election related to Taxes as it relates to the sale and purchase of the Purchased Shares pursuant to this Agreement, the preparation for any audit by any Governmental Entity, and the prosecution or defense of any Legal Proceeding relating to any Tax or Tax Return of the Purchased Entities.
(h)	For greater certainty, neither Party shall make or cause any Purchased Entity to make any election related to Taxes not described in Section 11.2(2)(b) or file any amended Tax Return unless required by Law that results in any adverse Tax or other consequence to the other Party.
(i)	The Parties acknowledge and agree that, in the Tax Return for the Execution Taxation Year of each of the Purchased Entities that is a corporation, the Purchased Entity that is a corporation will elect under subsection 256(9) of the Tax Act to have subsection 256(9) not apply.
(3)	Tax Contests. Notwithstanding anything herein to the contrary:
(a)	If (i) a Governmental Entity asserts any actions, inquiries, claims, assessments, audits or similar events with respect to Taxes against the Purchased Entities, and (ii) the Vendor or the Vendor Parent could be responsible for any portion of the related Taxes (any such claim, a "Tax Matter"), then the Party first receiving notice (whether directly, or indirectly through an Affiliate of such Party) of such Tax Matter shall promptly provide to Purchaser, the Purchased Entities, and the Vendor written notice specifying in reasonable detail the basis for such Tax Matter and shall include a copy of the relevant portion of any correspondence received from the Governmental Entity in respect of such Tax Matter; provided, however, that the failure of such Party to give such prompt and detailed notice shall not relieve the other Parties of any of its obligations under this Agreement, except if and only to the extent that the other Parties are actually and materially prejudiced thereby.
(b)	If, within ten (10) days of the Vendor receiving notice of a Tax Matter, the Vendor provides to the Purchaser a written notice in which the Vendor elects to contest, and to control the defense or prosecution of, such Tax Matter, then, subject to the provisions of this Section 11.2(3)(b), the Vendor shall have the right to defend or prosecute and the right to control, at their sole cost and expense, such Tax Matter by all appropriate proceedings; provided that, notwithstanding the foregoing, the Vendor shall not have the right to defend or prosecute or have the right to control a Tax Matter that may have a material adverse impact on the Taxes of the Purchaser or the Purchased Entities for taxation years ending after the Closing Date. For any such Tax Matter, the defense or prosecution of which the Vendor control (a "Vendor Controlled Proceeding"), (i) the Vendor shall defend or prosecute the Tax Matter diligently and in good faith; (ii) the Vendor shall not, without the prior written consent of the Purchaser (which consent may not be unreasonably withheld, conditioned, or delayed), enter into any compromise or settlement of such Tax Matter; (iii) the Vendor shall pay any amount of Tax under dispute in respect of which a Governmental Entity is permitted to take collection action; (iv) the Vendor shall inform the Purchaser of all material developments and events relating to such Tax Matter (including providing to the Purchaser copies of relevant portions of all written materials relating to such Tax Matter); (v) the Parties shall cooperate with each other and each Party's representatives in good faith in order to contest effectively such Tax Matter; and (vi) the Purchaser or its Representative shall be entitled, at the expense of the Purchaser, to attend and participate in all conferences, meetings and proceedings relating to such Tax Matter.

(c)	The Purchased Entities shall have the right to control all Tax Matters (other than Vendor Controlled Proceedings); provided that, (i) the Purchased Entities shall defend or prosecute the Tax Matter diligently and in good faith, (ii) the Purchased Entities shall inform the Vendor of all material developments and events relating to such Tax Matter (including providing to the Vendor copies of all written materials relating to such Tax Matter), (iii) the Parties shall cooperate with each other and each Party's Representatives in good faith in order to contest effectively such Tax Matter, (iv) the Vendor or its Representative shall be entitled, at Vendor's expense, to attend and participate in all conferences, meetings and proceedings with respect to any issues in such Tax Matter, and (v) at any time it is reasonably likely that the Vendor or any of its Affiliates will have Liability for Taxes arising out of such Tax Matter (which Liability, for greater certainty, shall in no event include any Liability for Taxes of the Purchased Entities themselves), the Purchaser shall not, without the prior written consent of the Vendor, enter into any compromise or settlement of any issues in such Tax Matter.
(4)	Tax Cooperation. The Purchaser and the Vendor will cooperate fully, as and to the extent reasonably requested by the other, in connection with any Tax Return or any Tax Matter of or relating to the Purchased Entities (or an interest therein) or this Agreement or any other obligation, audit, inspection, inquiry or request from any Governmental Entity in respect of Taxes relating to the Purchased Entities (or an interest therein) for any Pre-Closing Tax Period. Such cooperation will include the retention and (upon the other's request) the provision of records and information that are reasonably relevant to any such Tax Return or Tax Matter, and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided under this Section 11.2(4).
(5)	Tax Act Allocations.
(a)	Notwithstanding any provision in any partnership agreement, the allocated share of income and tax attributes of EVR LP, TCP, EMLP and The Quintette Coal Partnership ("QCP") for any Straddle Period shall be calculated and allocated in accordance with the following principles.
(i)	For each Person who is a partner of a partnership at any time during a Straddle Period, the income and tax attributes of the partnership allocated to such partner in respect of the Straddle Period of the partnership shall be determined assuming that the partnership (and each partnership in which that partnership was directly or indirectly through another partnership (or other partnerships) a partner) had notional fiscal periods (each such period being a "Notional Fiscal Period") occurring in the Straddle Period:

(A)	beginning on the later of: (a) January 1 of the fiscal year that includes the Closing Time and (b) immediately after the end of the previous Notional Fiscal Period, if such period exists; and
(B)	ending at the earliest time thereafter that is: (a) immediately before the Closing Time on the Closing Date and (b) immediately before each time that a partner's percentage interest in the partnership decreased or increased during the Straddle Period, including for greater certainty where a partner's percentage interest is reduced to nil at the end of the Straddle Period.
(ii)	Each partner shall, in aggregate and without duplication, be allocated its proportionate share of the income and tax attributes of the partnership (including the partnership's share of the income and tax attributes of each partnership in which the partnership was a partner for such Notional Fiscal Periods determined on the same principles as Section 11.2(5)(a)(i)) for each Notional Fiscal Period resulting from such Notional Fiscal Period end(s) based on that partner's percentage interest in the partnership at the end of such Notional Fiscal Period, less the amount (if any) determined pursuant to Section 11.2(5)(a)(iii) in respect of the partner, and assuming the partnership claimed all expenses, deductions and reserves to the maximum extent that would be permitted by the Tax Act for each such Notional Fiscal Period if it were an actual fiscal period.
(iii)	For any partner that is not a partner at the end of the fiscal year of the partnership ("Departed Partner"), the income allocated to such Departed Partner shall be decreased by the Departed Partner's percentage interest (as of the end of the Notional Fiscal Period) of the amount of any Canadian exploration expenses and 75% of any Canadian development expenses incurred by the partnership in that Notional Fiscal Period; and for the partner(s) whose percentage interest increased as a result of a decrease of the Departed Partner's percentage interest in the partnership, such partner(s) shall, provided they are partners of the partnership at the end of the Straddle Period of the partnership, be (1) allocated a corresponding additional income amount and (2) allocated the Departed Partner's proportionate share of the amount Canadian exploration expenses and Canadian development expenses for the Notional Fiscal Period.
(iv)	For greater certainty, any income and tax attributes allocated to the Vendor, the Vendor Parent or any of its Affiliates shall be no more than the amount calculated in accordance with Section 11.2(5)(a) and shall be without double counting any income derived by a partnership being a partner in any other partnership.
(b)	Taxes paid by a Purchased Entity on income allocated to any Purchased Entity by any of EVR LP, TCP, QCP, or EMLP in respect of any Notional Fiscal Period ending on or before the Closing Date calculated based on the principles set out in Section 11.2(5) shall, without duplication, be considered an amount in paragraph (a) of Pre-Closing Taxes.
(c)	No later than the earlier of (A) ninety (90) days following the Closing Date and (B) thirty (30) days prior to the due date for any Tax Returns affected by the tax allocations contemplated by this Section, the Purchaser will prepare and deliver or cause to be prepared and delivered to the Vendor a statement setting forth the allocations of income and tax attributes described in this Section 11.2(5), and will incorporate or cause to be incorporated any reasonable comments made by the Vendor prior to finalizing any affected Tax Returns.

(d)	The partnership agreement of TCP and QCP shall be amended to the extent necessary to implement the foregoing prior to the earlier of the Contribution Transactions Closing Date and the Closing Date. If the Vendor Parties, acting reasonably and after reasonable consultation with the Purchaser Parties, determine that an amendment to the partnership agreement of EMLP is necessary to implement the foregoing, the Vendor Parties will make reasonable efforts to amend the partnership agreement of EMLP to the extent necessary to implement the foregoing prior to the Contribution Transactions Closing Date.
(e)	Any amount allocated to a partner of a Partnership in respect of a Straddle Period shall be reported by such partner for Canadian federal and provincial income tax purposes (as applicable).
(f)	The Parties and their Affiliates shall not take (or cause to be taken) any positions in any audit, assessment, reassessment or an amended or refiled Tax Return in respect of amounts allocated under this Section 11.2 that are contrary to the amounts set out in the T5013 - Statement of Partnership Income received by the Parties and/or their Affiliates and the amount set out in such T5013 - Statement of Partnership Income shall be consistent with the amounts allocated under this Section 11.2.
(g)	If, as a result of a Tax Matter concluded in accordance with Section 11.2(3), the allocation of income of a partnership for the Straddle Fiscal Period is reallocated or otherwise adjusted by a Governmental Entity resulting in an additional proportion of income for the Straddle Fiscal Period being allocated to the Purchaser or the Purchased Entities relative to the allocations required under this Section 11.2, the Vendor Parties agree that additional income Taxes as a direct result of same shall constitute an amount described in paragraph (a) of Pre-Closing Taxes. If, as a result of a Tax Matter concluded in accordance with Section 11.2(3), the allocation of income of a Partnership for the Straddle Fiscal Period is reallocated or otherwise adjusted by a Governmental Entity resulting in (i) an additional proportion of income for the Straddle Fiscal Period being allocated to the Vendor Parties, and (ii) a decrease to the proportion of income for the Straddle Fiscal Period being allocated to Purchased Entities in a circumstance where such an allocation (prior to such an adjustment) resulted in a Pre-Closing Tax that was paid by the Vendor Parties ("Allocation Pre-Closing Tax Amount"), the Purchaser Parties will indemnify the Vendor Indemnified Parties for an amount equal to (A) any increased Taxes payable by the Vendor Indemnified Parties as a direct result of such allocation multiplied by (B) the Attributable Interest up to the Allocation Pre-Closing Tax Amount.
(6)	Straddle Period. For the purposes of this Agreement, and subject to Section 11.2(5), whenever a Tax is assessed with respect to a Straddle Period, the portion of such Tax that is allocable to the portion of such Straddle Period ending on and including the Closing Time shall:
(a)	in the case of any Taxes (other than Taxes based upon or related to gross receipts, sales, production, use or income), be deemed to be the amount of such Taxes for the entire taxation year or period multiplied by a fraction, the numerator of which is the number of days in the taxation year or period ending on and including the Closing Time and the denominator of which is the number of days in the entire taxation year or period; and

(b)	in the case of any Tax based upon or related to gross receipts, sales, production, use or income, be deemed to be equal to the amount which would be payable if the relevant taxation year or period ended on and included the Closing Time.
Section 11.3	Insurance Claims.
(1)	From and after the Closing until the second (2nd) anniversary of the Closing Date, the Purchaser and the Purchased Entities will have the right to request the Vendor Parties to seek recovery under applicable Group Policies (for greater certainty, excluding from any self-insurance or "captive" insurance policy or policies) for claims-made or occurrence-based insurance claims (excluding claims for business interruption losses) that that have been notified to the applicable insurance provider and/or were incurred after the date of this Agreement and prior to the Closing Date and relate to actions, events, conditions or operations of the Purchased Entities (the "Insurable Claims"). To the extent coverage is available under the applicable Group Policies in respect of such Insurable Claims and to the extent such Insurable Claims are not covered by the Purchaser Parties or their Affiliates' insurance policies (including any Replacement Insurance Coverage), the Vendor Parties will use commercially reasonable efforts to administer and work cooperatively with the Purchaser and the Purchased Entities to seek recovery for such Insurable Claims.
(2)	The Vendor Parties shall remit to the Purchaser the insurance proceeds, if any, actually received by the Vendor Parties or their Subsidiaries (other than the Purchased Entities) for any Insurable Claims (for greater certainty, excluding from any self-insurance or "captive" insurance policy or policies, and net of any deductibles, retentions, self-insured retentions, and other retained amounts), provided that the Vendor Parties shall be entitled to first deduct from such insurance proceeds any and all amounts referred to in Section 11.3(3).
(3)	From and after the Closing, the Purchaser Parties shall, jointly and severally, (a) be responsible for (i) any collection costs, deductibles, self-insured retention amounts, and any other costs or expenses incurred by the Vendor Parties, their Affiliates (excluding the Purchased Entities) and their respective Representatives with respect of administering any Insurable Claims, and (ii) any deductibles, retentions, self-insured retentions, and other retained amounts on insurance coverage with respect to any Insurable Claims, and (b) indemnify the Vendor Indemnified Parties and keep them fully harmless against, and will reimburse them for, all Liabilities arising from, in connection with or related in any manner whatsoever to any amounts referred to in clause (a) of this Section 11.3(3).
(4)	In the event that the Insurable Claims relate to the Coal Business or the Coal Assets on one hand, and the Vendor Business on the other hand, the Vendor Parties shall remit to the Purchaser only that proportion of the insurance proceeds actually received by the Vendor Parties or their Subsidiaries (other than the Purchased Entities) for any Insurable Claims (for greater certainty, excluding from any self-insurance or "captive" insurance policy or policies, and net of any deductibles, retentions, self-insured retentions, and other retained amounts), as is appropriate to reflect the degree to which any such claims are in respect of the Vendor Business on the one hand (which shall be for the account of the Vendor Parties) and the Coal Business or the Coal Assets (which shall be for the account of the Purchaser Parties), as determined by the Vendor Parties, acting reasonably.
(5)	Notwithstanding anything to the contrary contained in this Section 11.3, none of the Vendor Parties nor their Affiliates shall be required to take any action or pay any amounts, fees or premiums to preserve coverage under any insurance policies of the Vendor Parties or their Affiliates (including any Group Policies).

(6)	In the event that any aggregate coverage limit under any Group Policy is exhausted or eroded, in whole or in part, due to an Insurable Claim, and the Vendor Parties elect in their sole discretion to reinstate the applicable policy aggregate limit, then the Purchaser Parties, on the one hand, and the Vendor Parties, on the other hand, shall be responsible for their pro rata portion of the reinstatement premium, if any, based upon the losses of the Purchased Entities (in the case of the Purchaser Parties) or the Vendor Parties and their Subsidiaries (other than the Purchased Entities) (in the case of the Vendor Parties), submitted to the insurance carrier(s) in respect of the applicable Group Policy.
Section 11.4	Wrong-Pocket
(1)	Subject to Section 5.14(2), in the event that the Purchaser Parties, the Vendor Parties, or any of their respective Affiliates discovers following the Closing that (a) any Coal Asset was inadvertently not transferred and delivered to, or any Coal Liability was not assumed by, the Purchased Entities pursuant to the Pre-Closing Reorganization (or otherwise transferred and delivered to, or assumed by, the Purchaser or any of the Purchased Entities at Closing, as applicable), the Vendor Parties shall, and shall cause its applicable Subsidiaries to, promptly transfer and deliver such Coal Asset to the Purchaser or the Purchased Entities, as applicable, and the Purchaser Parties shall, and shall cause the applicable Purchased Entities to, fully assume such Coal Liability, all in accordance with the terms of this Agreement or (b) any Excluded Asset was inadvertently not transferred and delivered to, or any Excluded Liability was not assumed or retained by, the Vendor Parties or any of their respective Subsidiaries (other than the Purchased Entities) pursuant to the Pre-Closing Reorganization (or otherwise transferred and delivered to, or assumed by, the Vendor Parties or any of their respective Subsidiaries (other than the Purchased Entities) at Closing, as applicable), the Purchaser Parties shall, and shall cause its applicable Purchased Entities to, promptly transfer and deliver such Excluded Asset to the Vendor Parties or any of their respective Subsidiaries (other than the Purchased Entities), as applicable, and the Vendor Parties shall, and shall cause the applicable Subsidiaries to, fully assume such Excluded Liability, all in accordance with the terms of this Agreement, in each case at the transferring or assuming Party's sole expense.
(2)	Subject to Section 5.14(2), from and after the Closing:
(a)	(i) if the Vendor Parties or any of their respective Subsidiaries (other than the Purchased Entities) receives any funds, payment or other property on account of the Coal Business or the Coal Assets that is the property of the Purchaser Parties or any of their Affiliates (including the Purchased Entities), the Vendor Parties shall (A) notify the Purchaser Parties and (B) transfer or cause to be transferred such funds, payment or other property to the Purchaser Parties or their applicable Affiliate (including any Purchased Entity); and (ii) if either of the Purchaser Parties or any of their Affiliates (including any of the Purchased Entities) receives any funds, payment or other property on account of the Vendor Business that is the property of the Vendor Parties or any of their respective Subsidiaries (other than the Purchased Entities), the Purchaser Parties shall (A) notify the Vendor Parties and (B) transfer or cause to be transferred such funds, payment or other property to the Vendor Parties or their applicable Subsidiary (other than the Purchased Entities). For the avoidance of doubt, the Parties acknowledge and agree that there is no right of offset with respect to such funds, payment or property referred to in clause (i) or (ii) above, whether in connection with a dispute under this Agreement or otherwise; and

(b)	(i) if the Vendor Parties or any of their respective Subsidiaries (other than the Purchased Entities) receives mail, courier package, facsimile transmission, purchase order, invoice, service request or other document intended for or otherwise the property of the Purchaser Parties or any of their Affiliates (including the Purchased Entities), the Vendor Parties shall promptly (A) notify the Purchaser Parties and (B) forward or cause to be forwarded such document to the Purchaser Parties or their applicable Affiliate (including any Purchased Entity); and (ii) if either of the Purchaser Parties or any of their Affiliates (including any of the Purchased Entities) receives mail, courier package, facsimile transmission, purchase order, invoice, service request or other document intended for or otherwise the property of the Vendor Parties or any of their respective Subsidiaries (other than the Purchased Entities), the Purchaser Parties shall promptly (A) notify the Vendor Parties and (B) forward or cause to be forwarded such document to the Vendor or its applicable Subsidiary (other than the Purchased Entities).
Section 11.5	Combined Litigation

(1)	From and following Closing, the Vendor Parties and the Purchaser Parties shall work cooperatively to manage the conduct of any Legal Proceedings initiated prior to or following the Closing Date by or against the Vendor Parties or any of their respective Subsidiaries, the Purchaser Parties or any of their respective Subsidiaries, and/or some combination of such parties to the extent such Legal Proceedings relate to some combination of (a) the Coal Business and/or the Coal Assets, and (b) the business (other than the Coal Business and/or the Coal Assets) carried on by the Vendor Parent and its Subsidiaries (other than the Purchased Entities) (such business, the "Vendor Business" and such Legal Proceedings, the "Combined Litigation").
(2)	The Vendor Parties and the Purchaser Parties agree that from and following the Closing, they shall be severally responsible for, and shall indemnify each other in respect of, any Liabilities awarded against any of them (or their respective Subsidiaries) or arising or resulting from or in connection with any Combined Litigation, as the case may be, in such proportion, to be jointly determined by the Vendor Parties and the Purchaser Parties, each acting reasonably, as is appropriate to reflect the degree to which the Combined Litigation is in respect of the Vendor Business on the one hand (which shall be for the account of the Vendor Parties) and the Coal Business (which shall be for the account of the Purchaser Parties) on the other hand, irrespective of the time at which such costs were incurred (the "Allocation"). In the event that the Parties or either of them are obliged to discharge a Liability where the Allocation has not been agreed by the Parties at the time the Liability must be paid, the Parties agree that they will fund the Liability on an equal basis pending final agreement on or determination of the Allocation. In the event the Parties cannot agree on the Allocation, it shall be determined by the court in accordance with the principles of this Section 11.5(2) on the request of either Party.

Section 11.6	Privileged Matters
(1)	Notwithstanding Section 5.5(1), from and after Closing, the Parties agree as follows:
(a)	notwithstanding Section 11.6(1)(b), Section 11.6(1)(c) and Section 11.6(1)(d), the legal and other professional services that have been and will be provided prior to the Closing Date to the Vendor Parent or any of its Subsidiaries (including any of the Purchased Entities) in respect of this Agreement or the transactions contemplated hereby have been and will be rendered for the sole benefit of the Vendor Parent, and that the Vendor Parent should be deemed to be the client with respect to such services for the purposes of controlling the assertion or waiver, in perpetuity, of all privileges which may be asserted under applicable Law in connection therewith, and with respect to any Privileged Information relating thereto, whether or not such Privileged Information is in the possession or under the control of any of the Vendor Parties, the Purchaser Parties, or their respective Affiliates or Representatives;

(b)	the Vendor Parent shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates (i) solely to the Vendor Business (including the Excluded Assets and the Excluded Liabilities) and not to the Coal Business (including the Coal Assets or the Coal Liabilities), whether or not the Privileged Information is in the possession or under the control of any of the Vendor Parties, the Purchaser Parties, or their respective Affiliates or Representatives and/or (ii) solely to any Liabilities in respect of the Vendor Business (including the Excluded Liabilities) resulting from any Legal Proceedings that are now active, pending or, to the knowledge of the Vendor Parties, threatened, or may be asserted in the future, whether or not the Privileged Information is in the possession or under the control of any of the Vendor Parties, the Purchaser Parties, or their respective Affiliates or Representatives;
(c)	the Purchaser shall be entitled, in perpetuity, to control the assertion or waiver of all privileges and immunities in connection with any Privileged Information that relates (i) solely to the Coal Business (including the Coal Assets or the Coal Liabilities) and not to the Vendor Business (including the Excluded Assets and the Excluded Liabilities), whether or not the Privileged Information is in the possession or under the control of any of the Vendor Parties, the Purchaser Parties, or their respective Affiliates or Representatives and (ii) solely to any Coal Liabilities resulting from any Legal Proceedings that are now active, pending or, to the knowledge of the Purchaser Parties, threatened, or may be asserted in the future, whether or not the Privileged Information is in the possession or under the control of any of the Vendor Parties, the Purchaser Parties, or their respective Affiliates or Representatives; and
(d)	each Party shall retain all privileges and immunities relating to any Legal Proceedings or other matters that involve both Parties (or one or more of their respective Subsidiaries) and in respect of which both Parties have, or are alleged to have, Liabilities under this Agreement; provided, however, that no such shared privilege or immunity may be waived by either Party without the written consent of the other Party. For greater certainty, no such consent will be required in respect of Liabilities that arise solely as between the Parties.
(2)	If, following Closing, any dispute arises between the Parties or any of their respective Subsidiaries regarding whether a privilege or immunity should be waived to protect or advance the interests of either Party and/or any of their respective Subsidiaries, each Party agrees that it shall (a) negotiate with the other Party in good faith; (b) endeavor to minimize any prejudice to the rights of the other Party; and (c) not unreasonably withhold consent to any request for waiver by the other Party. Further, each Party specifically agrees that it shall not withhold its consent to the waiver of a privilege or immunity for any purpose except in good faith to protect its own legitimate interests. For further certainty, if after the process described in the previous sentences the Parties do not agree, privilege shall not be waived.
(3)	In the event of any dispute following Closing between any of the Vendor Parties, on the one hand, and any of the Purchaser Parties, on the other hand, or any of their respective Affiliates (the "Dispute"), either Party may waive a privilege in which the other Party or any of their respective Affiliates has a shared privilege, without obtaining consent pursuant to Section 11.6(2), so long as the Party waiving the privilege reasonably asserts that the waiver is for the purposes of addressing the Dispute and in which case the Parties intend such waiver of the shared privilege to be effective only for the use of such information with respect to the Dispute, and such waiver not intended to operate as a waiver of the shared privilege with respect to any third party.

(4)	If, following Closing, any of the Vendor Parties, on the one hand, and any of the Purchaser Parties, on the other hand, or any of their respective Affiliates, receive any subpoena, discovery or other request that may reasonably be expected to result in the production or disclosure of Privileged Information subject to a shared privilege or immunity or as to which another Party has the sole right hereunder to assert a privilege or immunity, or if a Party obtains knowledge that any of its, or any of its Affiliates, current or former directors, officers, agents or employees have received any subpoena, discovery or other requests that may reasonably be expected to result in the production or disclosure of such Privileged Information, such Party shall promptly notify the other Parties of the existence of the request (which notice shall be delivered to such other Parties no later than five (5) Business Days following the receipt of any such subpoena, discovery or other request) and shall provide the other Parties a reasonable opportunity to review the Privileged Information and to assert any rights it or they may have under this Section 11.6 or otherwise, to prevent the production or disclosure of such Privileged Information.
(5)	Any furnishing of, or access to or transfer of, any information pursuant to this Section 11.6 is made in reliance on the agreement of the Parties set forth in Section 5.4, (1) and this Section 11.6 to maintain the confidentiality of Privileged Information and to assert and maintain all applicable privileges and immunities. The Parties agree that their respective rights to any access to information, witnesses and other Persons, the furnishing of notices and documents and other cooperative efforts between the Parties contemplated by this Agreement, and the transfer of Privileged Information between the Parties and their respective Affiliates or Representatives as needed pursuant to this Agreement, is not intended to be deemed a waiver of any privilege that has been or may be asserted under this Agreement or otherwise.
(6)	In connection with any matter contemplated by Section 11.5 or this Section 11.6, from and after Closing, the Parties agree to, and to cause their respective Affiliates or Representatives to, use commercially reasonable efforts to maintain their respective separate and joint privileges and immunities, including by executing joint defense and/or common interest agreements where necessary or useful for this purpose.
Section 11.7	Change and Use of Name

Within thirty (30) days following Closing, the Purchaser shall cause all Purchased Entities, as applicable, to execute appropriate documents to change their respective names to a name dissimilar to, and not including, "Teck", which names, to the extent required, have been approved by any relevant authority, and promptly thereafter shall file any necessary documents to reflect the name change with the appropriate authorities in any jurisdiction in which the applicable Purchased Entity is incorporated or registered and qualified to do business. From and after the Closing, the Purchaser Parties shall not, and shall cause each Purchased Entity and their Affiliates not to, use or authorize the use of (a) the name "Teck" except for (i) references to a Purchased Entity's legal name (until changed in accordance with this Section 11.7 within thirty (30) days following Closing) and (ii) for a period of thirty (30) days following Closing solely with respect to changing any signage, branding or similar physical representation of the "Teck" name that cannot be changed at Closing without undue effort or (b) other than as set forth in Section 11.7 of the Disclosure Letter, any other brand or name associated with the Vendor Parties and their respective Affiliates, or any variation thereof, as the whole or part of any trade name, trademark, service mark or style.

Section 11.8	Further Assurances

From time to time after the Closing Date, each Party will, at the request of any other Party, execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to effectively transfer the Purchased Shares to the Purchaser and carry out the intent of this Agreement.

Section 11.9	Standstill
(1)	Except (A) as contemplated by this Agreement or (B) where this Agreement is validly terminated in accordance with Section 8.1(d), during the period beginning on the date of this Agreement and continuing to 11:59 p.m. on the date that is twenty-four (24) months from the earlier of (x) the date this Agreement is validly terminated pursuant to Section 8.1 and (y) the Closing (the "Standstill Period"), none of the Purchaser Parties, nor any of their Affiliates, nor any of their respective Representatives acting on behalf of any of the Purchaser Parties or any of their Affiliates, will in any manner, directly or indirectly, alone or jointly or in concert with any other Person (including by providing financing to any other Person):
(a)	effect, offer or propose to effect, or cause or participate in, or in any way knowingly assist, any other Person to effect, offer or propose to effect, or participate in:
(i)	any acquisition of any securities of the Vendor Parent or its Affiliates (or acquisition of beneficial ownership thereof) or rights or options to acquire any securities of the Vendor Parent or its Affiliates (or beneficial ownership thereof), or related financial instruments (as defined in National Instrument 55–104 Insider Reporting Requirements and Exemptions);
(ii)	any tender or exchange offer, take-over bid, amalgamation, plan of arrangement, merger, reorganization or other business combination involving the Vendor Parent or its Affiliates;
(iii)	any recapitalization, restructuring, liquidation, dissolution, or other extraordinary transaction with respect to the Vendor Parent or its Affiliates;
(iv)	the participation in any "solicitation" of "proxies" (as such terms are used in the proxy rules of the U.S. Securities and Exchange Commission) or consents to vote or otherwise with respect to any voting securities of the Vendor Parent;
(v)	any proposal for or offer of any extraordinary transaction involving the Vendor Parent, its Affiliates or their respective securities or assets (including, if the Closing does not occur in accordance with this Agreement, the Coal Business);
(vi)	any other action, to seek to control or influence the management, board or policies of the Vendor Parent or its Affiliates; or
(vii)	the formation, joining or in any way participating in a "group" (as defined under the U.S. Securities Exchange Act of 1934, as amended) with respect to the Vendor Parent's securities; or
(b)	enter into any discussions or arrangements with, or assist, advise or knowingly encourage any other Person, act as a financing source for, or otherwise act jointly or in concert with any other Person, with respect to any of the foregoing;

provided that none of the foregoing shall restrict or limit the Purchaser Parties and their respective Affiliates from making non-public proposals, inquiries or offers to the Vendor Parent for joint ventures, alliance arrangements, transactions involving any single assets of the Vendor Parent or any of its Affiliates, streaming arrangements, offtake arrangements or other similar transactions or arrangements.

(2)	During the Standstill Period, none of the Purchaser Parties nor any of their respective Affiliates will, directly or indirectly, request that the Vendor Parties: (a) amend or waive any provision of this Section 11.9 (including this sentence), or (b) otherwise consent to any action inconsistent with any provision of this Section 11.9 (including this sentence).
(3)	Notwithstanding Section 11.9(1), in the event that any Person not Affiliated with (or acting jointly in concert with or otherwise together with) either of the Purchaser Parties enters into a written agreement with the Vendor Parent that would result in such Person (or Persons acting jointly or in concert with or otherwise together with such Person) acquiring in any manner, including, without limitation, through an agreement relating to an amalgamation, plan of arrangement, merger or other business combination, asset purchase or share acquisition, or through commencement of a tender or exchange offer or take-over bid, beneficial ownership of (x) more than 50% of the Vendor Parent's outstanding shares, or (y) all or substantially all the Vendor Parent's assets on a consolidated basis (or any other similar transaction in respect of which the Vendor Parent is required to seek, or is otherwise seeking, shareholder approval), whether in a single transaction or a series of related transactions, the Standstill Period will be automatically terminated; provided that, for greater certainty, the restrictions in Section 11.9(1) will continue to apply following a transaction pursuant to which the Vendor Parent disposes of assets of the Vendor Parent or any of its Affiliates to an Affiliate or to an entity that is majority owned by the Vendor Parent's shareholders.

Article 12
GUARANTEE

Section 12.1	Guarantee of the Purchaser's Obligations
(1)	The Guarantor irrevocably and unconditionally guarantees the timely and complete performance of each and every obligation of the Purchaser under this Agreement, as the same may be amended, changed, replaced or otherwise modified from time to time.
(2)	The Guarantor is jointly and severally liable with the Purchaser for the performance of the obligations of the Purchaser. The Vendor Parties are not bound to proceed against the Purchaser or pursue any rights or remedies against the Purchaser before they are entitled to pursue their rights against the Guarantor.
(3)	The Liability of the Guarantor is absolute and unconditional irrespective of: (a) any lack of validity of enforceability of any term, covenant, or provision of this Agreement against the Purchaser; (b) any change in the time or times for, or place or manner of performance or any other indulgences which the Vendor may grant to the Purchaser; (c) any amendment, restatement, replacement, supplement, modification or renewal of this Agreement; (d) any assignment of all or any part of this Agreement; (e) any limitation of status or power, disability, incapacity or other circumstance related to the Purchaser, including any bankruptcy, insolvency, winding-up, dissolution, liquidation, restructuring or other creditors' proceedings involving or affecting the Purchaser; or (f) any change in the ownership, control, name, objects, businesses, assets, capital structure or constitution of the Purchaser or any reorganization, amalgamation or other change in the existence of the Purchaser.

(4)	The Liabilities and obligations of the Guarantor under this Section 12.1 are subject to the terms of this Agreement and shall not exceed any Liability or obligation of the Purchaser to the Vendor or the Vendor Parent under this Agreement. The Guarantor is entitled to all rights, privileges and defenses available to the Purchaser with respect to any obligation or Liability, including all provisions of this Agreement relating to limitation of Liability and the resolution of disputes.
Section 12.2	Guarantee of the Vendor's Obligations
(1)	The Vendor Parent irrevocably and unconditionally guarantees the timely and complete performance of each and every obligation of the Vendor under this Agreement, as the same may be amended, changed, replaced or otherwise modified from time to time.
(2)	The Vendor Parent is jointly and severally liable with the Vendor for the performance of the obligations of the Vendor. The Purchaser Parties are not bound to proceed against the Vendor or pursue any rights or remedies against the Vendor before they are entitled to pursue their rights against the Vendor Parent.
(3)	The Liability of the Vendor Parent is absolute and unconditional irrespective of: (a) any lack of validity of enforceability of any term, covenant, or provision of this Agreement against the Vendor; (b) any change in the time or times for, or place or manner of performance or any other indulgences which the Purchaser may grant to the Vendor; (c) any amendment, restatement, replacement, supplement, modification or renewal of this Agreement; (d) any assignment of all or any part of this Agreement; (e) any limitation of status or power, disability, incapacity or other circumstance related to the Vendor, including any bankruptcy, insolvency, winding-up, dissolution, liquidation, restructuring or other creditors' proceedings involving or affecting the Vendor; or (f) any change in the ownership, control, name, objects, businesses, assets, capital structure or constitution of the Vendor or any reorganization, amalgamation or other change in the existence of the Vendor.
(4)	The Liabilities and obligations of the Vendor Parent under this Section 12.2 are subject to the terms of this Agreement and shall not exceed any Liability or obligation of the Vendor to the Purchaser or the Guarantor under this Agreement. The Vendor Parent is entitled to all rights, privileges and defenses available to the Vendor with respect to any obligation or Liability, including all provisions of this Agreement relating to limitation of Liability and the resolution of disputes.

Article 13
MISCELLANEOUS

Section 13.1	Notices

Any notice, direction or other communication given regarding the matters contemplated by this Agreement (each a "Notice") must be in writing, sent by personal delivery, courier or electronic mail and addressed:

(i)	in the case of the Purchaser or the Guarantor:

Glencore plc

Baarermattstrasse 3

P.O. Box 1363

Baar 6341

Switzerland

Attention: General Counsel

E mail:

with a copy (which shall not constitute notice) to:

McCarthy Tétrault LLP

66 Wellington Street West

Suite 5300

Toronto, ON M5K 1E6

Attention: Roger Taplin; Adam Taylor
E-mail:

(ii)	in the case of the Vendor or the Vendor Parent:

Teck Resources Limited
Suite 3300
550 Burrard Street
Vancouver, British Columbia V6C 0B3

Attention: Corporate Secretary
E-mail:

with a copy (which shall not constitute notice) to:

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay St.
Toronto ON, M5L 1B9

Attention: Sean Vanderpol; Jonah Mann
E-mail:

and to

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of Americas
New York, NY 10019-6064

Attention: Adam M. Givertz
Email:

A Notice is deemed to be given and received (i) if sent by personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made prior to 4:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, and (ii) if sent by electronic mail, on the next Business Day. A Party may change its address for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party's address that is not specifically changed in a Notice will be assumed not to be changed. Sending a copy of a Notice to a Party's legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

Section 13.2	Time of the Essence

Time is of the essence in this Agreement.

Section 13.3	Expenses.

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with this Agreement and the transactions contemplated by them. The fees and expenses referred to in this Section are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement, including the fees and expenses of legal counsel, investment advisers and accountants.

Section 13.4	Announcements

The initial press releases with respect to this Agreement and the transactions contemplated hereby shall be releases mutually agreed to by the Parties. Thereafter, none of the Parties to this Agreement, nor any of their respective Affiliates or Representatives, shall issue or cause the publication of any press release or public announcement or otherwise communicate with any news media in respect of this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other Parties (which consent shall not be unreasonably withheld, conditioned or delayed), except as may be required by Law, in which case the party required to publish such press release or public announcement shall, to the extent reasonably possible, allow the other parties a reasonable opportunity to comment on such press release or public announcement in advance of such publication; provided that each party hereto may make statements that are substantially similar to previous press releases, public disclosures or public statements made by the Vendor Parties or the Purchaser Parties in compliance with this Section 13.4. Prior to the Closing, none of the Parties to this Agreement, nor any of their respective Affiliates or Representatives, shall make any public disclosure concerning plans or intentions of such Party in connection with the transactions contemplated by this Agreement relating to the customers, agents, employees of, or other Persons with significant business relationships with, or any of the communities, Governmental Entities, Indigenous Groups, or other stakeholders in respect of the Coal Business without first obtaining the prior written approval of the other Parties, which approval shall not be unreasonably withheld, conditioned or delayed. For the avoidance of doubt, the foregoing restriction on public disclosure shall not restrict any public disclosures by the Parties, or any of their respective Affiliates or Representatives, that are not in connection with the transactions contemplated by this Agreement.

Section 13.5	Third Party Beneficiaries

(1)	Except as specifically provided for in Section 13.5(2), the Vendor Parties and the Purchaser Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties. No Person, other than the Parties, shall be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Parties reserve their right to vary or rescind the rights, granted by or under this Agreement to any Person who is not a Party, at any time and in any way whatsoever, without notice to or consent of that Person, including any Indemnified Party.
(2)	Notwithstanding Section 13.5(1), each Party hereby accepts each indemnity in favour of each of its Indemnified Parties who are not Parties as agent and trustee of that Indemnified Party. Each Party may enforce an indemnity in favour of any of that Party's Indemnified Parties on behalf of each such Indemnified Party.

Section 13.6	Amendments

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by the Vendor, the Vendor Parent, the Purchaser and the Guarantor.

Section 13.7	Waiver

No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision (whether or not similar). Without limiting the generality of the preceding sentence, if a Party waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfilment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part. No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party's failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

Section 13.8	Entire Agreement

This Agreement and the letter agreement entered into between the Parties on the date hereof constitute the entire agreement among the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties with respect to such transactions. There are no, and the Parties have not relied on and are not relying on, representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement and such letter agreement. Furthermore, the Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement or such letter agreement.

Section 13.9	Successors and Assigns
(1)	This Agreement becomes effective only when executed by the Parties. After that time, it is binding on and enures to the benefit of the Parties and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns.
(2)	Neither this Agreement nor any of the rights or obligations under this Agreement may be assigned or transferred, in whole or in part, by any Party without the prior written consent of the other Party.
(3)	If the Purchaser or any of the Purchased Entities, or any of their respective successors or assigns (a) consolidates with or merges into any other Person and is not a continuing or surviving corporation or entity of such consolidation or merger and a wholly-owned subsidiary of the Guarantor, or (b) transfers all or substantially all of its properties and assets to any Person, the Purchaser Parties shall ensure that any such successor or assign (including, as applicable, any acquirer of substantially all of the properties and assets of the Purchased Entities) assumes (and shall be jointly and severally liable with the Purchaser Parties for) all of the Liabilities of the Purchaser Parties set forth in this Agreement, including Article 10 and the Post-Closing Covenants of the Purchaser Parties.
(4)	If after the Closing the Guarantor and the Purchaser effect the Gin Demerger Transaction (as defined in the EVR LPA), the Guarantor may, with the prior written consent of the Vendor Parties (such consent not to be unreasonably withheld, delayed or conditioned), assign all of its rights and obligations under this Agreement, including the guarantee made by the Guarantor in Section 12.1, to the publicly listed entity that is the parent company of the demerged group following the Gin Demerger Transaction (the "New Guarantor"), provided that the New Guarantor will enter into a written agreement with the Vendor Parties to be bound by the provisions of this Agreement in all respects and to the same extent as the Guarantor is bound. The Parties agree that it would be unreasonable for the Vendor Parties to withhold consent if the New Guarantor contains all of the Guarantor's coal and ferroalloys business at the time of the Gin Demerger Transaction and the New Guarantor has no material Net debt (as such term is defined in the Guarantor's 2022 Annual Report) that is material for the demerged entity taken as whole.

Section 13.10	Severability

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

Section 13.11	Governing Law
(1)	This Agreement is governed by and will be interpreted and construed in accordance with the Laws of the Province of British Columbia and the federal Laws of Canada applicable therein.
(2)	Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Province of British Columbia and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.
Section 13.12	Counterparts

This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by facsimile, email or other electronic means is as effective as a manually executed counterpart of this Agreement.

[Remainder of page intentionally left blank. Signature pages follow.]

IN WITNESS WHEREOF the Parties have executed this Share Purchase Agreement.

TECK RESOURCES LIMITED

By:	(Signed) “Jonathan Price”
Authorized Signing Officer

By:	(Signed) “Nicholas Hooper”
Authorized Signing Officer

TECK METALS LTD.

By:	(Signed) “Jonathan Price”
Authorized Signing Officer

By:	(Signed) “Nicholas Hooper”
Authorized Signing Officer

1448935 B.C. LTD.

By:	(Signed) “Shaun Teichner”
Authorized Signatory

GLENCORE PLC

By:	(Signed) “Gary Nagle”
Authorized Signing Officer

Schedule 2.4
Agreed Principles

[REDACTED]

Schedule 5.15

[REDACTED]

Schedule 5.16
Key Regulatory Approvals; Initial Undertakings

Key Regulatory Approvals

Jurisdiction	Approval / Clearance
Brazil

The Conselho Administrativo de Defesa Econômica's ("CADE") final approval of the consummation of the transactions contemplated by this Agreement, by:

•         the lapse of the 15-day term from the inclusion of the approval or dismissal (não conhecimento) decision, issued by CADE's General Superintendence, in the Brazilian Federal Official Gazette (Diário Oficial da União); or

•         the publication of an approval or dismissal (não conhecimento) decision by CADE's Administrative Tribunal in the Brazilian Federal Official Gazette (Diário Oficial da União)

.

Canada

"Competition Act Approval" has been obtained, where "Competition Act Approval" means:

(a)   The Commissioner of Competition or any of his delegate(s) shall have issued an advance ruling certificate under Subsection 102(1) of the Competition Act or

(b)   both of (i) any applicable waiting periods under section 123 of the Competition Act shall have expired or been terminated and (ii) unless waived by the Purchaser, acting reasonably, the Commissioner of Competition or any of his delegate(s) shall have confirmed in writing that he does not, at that time, intend to make an application under Section 92 of the Competition Act.

Chile

In so far as the transactions contemplated by this Agreement constitute a notifiable concentration in accordance with the Fiscalía Nacional Económica ("FNE") merger control procedure regulated in the Decree-Law N°211 ("DL 211"), the occurrence of one of the following events has taken place:

(a)           The FNE has adopted a decision pursuant to Article 54 (a), or 54(b), or 57(a) or 57(b) of the DL 211 declaring the transactions contemplated by this Agreement are not likely to substantially reduce competition; or

(b)           Expiry of the applicable deadlines to issue a decision, it will be understood in accordance with Article 54 of the DL 211, that the transactions contemplated by this Agreement have been approved in the terms offered by the notifying parties.

China

"SAMR Approval" has been obtained, where SAMR Approval means, with respect to the transactions contemplated by the Agreement, either:

(a)   a decision by the SAMR under article 30 of the Anti-Monopoly Law (the "AML") to not conduct a further review of the transactions contemplated by the Agreement; or

(b)   obtaining a decision by the SAMR under article 34 of the AML to not prohibit the transactions contemplated by the Agreement.

EU

In so far as the transactions contemplated by this Agreement constitute a notifiable concentration with a community dimension within the scope of Council Regulation (EC) No 139/2004 (the "EUMR"), the occurrence of one of the following events has taken place:

(a)   the European Commission has adopted a decision pursuant to Article 6(1)(b), or 6(2), or 8(1) or 8(2) of the EUMR declaring the transactions contemplated by this Agreement to be compatible with the internal market; or

(b)   expiry of the applicable deadlines to issue a decision with the consequence that the European Commission is deemed to have declared the transactions contemplated by this Agreement to be compatible with the internal market in accordance with Article 10(6) EUMR.

EU - FSR

In so far as the transactions contemplated by this Agreement constitute a notifiable concentration under Article 20 of Regulation (EU) 2022/2560 of the European Parliament and of the Council of 14 December 2022 (the "Foreign Subsidies Regulation"), the occurrence of one of the following events has taken place:

(a)           the European Commission informing the Purchaser that it has closed the preliminary review under Article 10(4), or making a decision under Article 25(3)(a), pursuant to Article 11(3) (decision with commitments) or under Article 25(3)(b), pursuant to 11(4) (no objection decision) of the Foreign Subsidies Regulation in respect of the transactions contemplated by this Agreement; or

(b)           the European Commission being deemed to have allowed the implementation of the transactions contemplated by this Agreement by failing to initiate an in-depth investigation within the time limit set out in Articles 25(2) and 24(1)(a) of the Foreign Subsidies Regulation.

Japan	Prior notification of the transactions contemplated by this Agreement has been submitted by Purchaser to the Japan Fair Trade Commission (the "JFTC") in

accordance with Article 10, Paragraph 2 of the Act on Prohibition of Private Monopolisation and Maintenance of Fair Trade (Act No. 54 of 14 April 1947, as amended) (the "AMA"), the 30-day waiting period, or any shortened period pursuant to Article 10, Paragraph 8 of the AMA from the date of acceptance by the JFTC of the prior notification has expired, and written notice under Article 9 of the Rules on Applications for Approval, Reporting, Notification, etc. Pursuant to the Provisions of Articles 9 to 16 of the Act on Prohibition of Private Monopolisation and Maintenance of Fair Trade (Fair trade Commission Rule No.1 of 1 September 1953) has been received from the JFTC that it has no objection to the transactions contemplated by this Agreement.
South Korea	The transactions contemplated by this Agreement are conditional upon the Korea Fair Trade Commission (the "KFTC") issuing, and the Purchaser receiving, a written official decision approving the transactions contemplated by this Agreement pursuant to the Monopoly Regulation and Fair Trade Law.
Taiwan

Pursuant to the Taiwan Fair Trade Act, the Taiwan Fair Trade Commission (the "TFTC") having:

(a)   approved the transactions contemplated by this Agreement, and such approval has been communicated to the Purchaser by the TFTC in writing or posted on the TFTCs website; or

(b)   provided written notice that it has agreed to shorten the waiting period, and therefore the transactions contemplated by this Agreement are deemed to be cleared upon receipt of such written notice.

Turkey	Pursuant to Law No. 4054 on the Protection of Competition (the "Law No. 4054") and Communiqué No. 2010/4, as amended, on Mergers and Acquisitions Subject to the Approval of the Competition Board (the "Communique No. 2010/4"), (a) the Turkish Competition Board (the "Board") (Rekabet Kurulu), the competent decision-making organ of the Turkish Competition Authority ("TCA") (Türk Rekabet Kurumu) having declined jurisdiction over the transactions contemplated by this Agreement or approved the transactions contemplated by this Agreement, or (b) the applicable waiting period having expired pursuant to Article 10(2) of Law No. 4054.
USA	Any statutory waiting period (and any extension thereof) applicable to the consummation of the transactions contemplated by this Agreement under the HSR Act shall have expired or been earlier terminated and, to the extent applicable, any agreement between the Parties, on the one hand, and the Federal Trade Commission or the Antitrust Division of the United States Department of Justice or any other applicable Governmental Entity, on the other hand, not to consummate the transactions contemplated by this Agreement shall have expired or otherwise been terminated.
Vietnam	"VCC Approval" has been obtained, where VCC Approval means an approval of the Vietnam Competition Commission (the "VCC") evidencing that the transactions contemplated by this Agreement are not a prohibited economic concentration and permitting the Parties to implement the transactions contemplated by this Agreement in accordance with the Competition Law No. 23/2018/QH14 passed by the National Assembly of Vietnam on 12 June 2018 ("Vietnamese Competition Law"); or a deemed approval if 30 calendar days have lapsed after the successful admission of a valid and complete dossier of notification of economic concentration for the transactions contemplated by this Agreement with the VCC in accordance with the Vietnamese Competition Law.

[REDACTED]

Schedule 5.19
Transition Services Agreement

[REDACTED]

Exhibit A to Schedule 5.19

[REDACTED]

Schedule 5.21
Sublease

[REDACTED]

Schedule 9.2(10)

Vendor Master Trust Steps

(1)	There will be no liquidation or cashing out of the current Coal Pension Plans' investments in the Vendor Master Trust.
(2)	The investment managers under each asset class held by the Vendor Master Trust will enter into new agreements with the Coal Master Trust.
(3)	The units relating to the Coal Pension Plans' proportionate interest in the underlying investments will be redeemed and transferred to the Coal Master Trust.
(4)	The participating trust agreements of the Coal Pension Plans will be amended accordingly.